UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2026

TCGX Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43434	98-1943484
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

245 Lytton Ave., Suite 350
Palo Alto, CA	94301
(Address of principal executive offices)	(Zip Code)

(650) 924-9424

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	TCGX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 18, 2026, TCGX Acquisition Corp., a Cayman Islands exempted company (“TCGX”), TriGemX Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of TCGX (“Merger Sub”), and TriGemX Bio, Inc. (formerly known as Kallyope, Inc.), a Delaware corporation (“TriGemX”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). The Business Combination Agreement and the transactions contemplated thereby (the “Business Combination”) were approved by the boards of directors of each of TCGX and TriGemX. The Business Combination is expected to close in the first quarter of 2027, following the receipt of the requisite approvals of TCGX shareholders and TriGemX stockholders and the fulfillment of other customary closing conditions.

Business Combination Agreement

The Domestication

The Business Combination Agreement provides, among other things, that at least one business day prior to the closing of the Business Combination (the “Closing” and the date upon which the Closing actually occurs, the “Closing Date”), TCGX will deregister from the Register of Companies in the Cayman Islands and transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part 12 of the Companies Act (Revised) of the Cayman Islands (the “Domestication”). In connection with the Domestication, (i) each outstanding Class A ordinary share of TCGX (each, a “TCGX Class A Share”), and each outstanding Class B ordinary share of TCGX (each, a “TCGX Class B Share”) will be converted into one share of common stock, par value $0.0001 per share, of TCGX (the “New TriGemX Common Stock”), (ii) TCGX will file the New TriGemX COI with the Secretary of State of the State of Delaware and adopt the New TriGemX Bylaws (each, as defined and described below) and (iii) TCGX’s name will be changed to “TriGemX Bio, Inc.” (the resulting post-Closing entity, “New TriGemX”).

TCGX Shareholder Redemptions

TCGX will provide the holders of TCGX Class A Shares the right to have all or a portion of their TCGX Class A Shares redeemed for cash in connection with the Business Combination, in accordance with TCGX’s governing documents, for a per-share price equal to the pro rata portion of the funds then in TCGX’s trust account (including interest not previously released to pay taxes). Any such redemptions will occur immediately prior to the consummation of the Domestication.

The Merger

Subject to the terms and conditions of the Business Combination Agreement, following the Domestication, Merger Sub will merge with and into TriGemX, with TriGemX surviving the merger as a wholly-owned subsidiary of TCGX (the “Merger”). At the time the Merger becomes effective (the “Effective Time”), (i) each share of TriGemX common stock (collectively, “TriGemX Common Shares”) issued and outstanding as of immediately prior to the Effective Time (including such shares issued upon the conversion of all shares of TriGemX preferred stock into TriGemX Common Shares prior to the Effective Time in accordance with the terms of the Business Combination Agreement, but excluding TriGemX Common Shares held in treasury or by TriGemX stockholders who have properly demanded appraisal of such TriGemX Common Shares in accordance with Section 262 of the DGCL) will be automatically canceled and extinguished and converted into the right to receive a number of shares of New TriGemX Common Stock equal to an exchange ratio, which is based on the agreed pre-money equity value of TriGemX of $361,000,000, the agreed New TriGemX Common Stock value of $10.00 per share and TriGemX’s fully-diluted share count, as set forth in the Business Combination Agreement (the “Exchange Ratio”); and (ii) each option to purchase TriGemX Common Shares (each, a “TriGemX Option”), whether vested or unvested, will be assumed by TCGX and converted into an option to purchase New TriGemX Common Stock in an amount equal to the product (rounded down to the nearest whole number) of (x) the number of TriGemX Common Shares subject to such TriGemX Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such TriGemX Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio, and generally subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding TriGemX Option immediately prior to the Effective Time.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto (the “Parties”) that are customary for transactions of this type, including with respect to the operations of TCGX and TriGemX prior to the Closing and the preparation and filing of a registration statement on Form S-4 relating to the Business Combination containing a prospectus and proxy statement of TCGX (the “Registration Statement / Proxy Statement”) with the Securities and Exchange Commission (the “SEC”). In addition, TCGX has agreed to adopt the New TriGemX Equity Incentive Plan and the New TriGemX Employee Stock Purchase Plan (as defined and described below) prior to the Closing, as described in the Business Combination Agreement.

Governance

TCGX has agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the Closing, the New TriGemX board of directors will initially consist of seven directors, which directors will include three independent designees of TriGemX, three additional designees of TriGemX and one designee of TCGX, with a majority of the directors qualifying as independent under the applicable Nasdaq listing rules.

Conditions to Closing

The obligations of each of TCGX and TriGemX to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) no legal restraint or prohibition issued by any governmental entity enjoining, prohibiting or preventing the consummation of the Business Combination being in effect, (ii) the effectiveness of the Registration Statement / Proxy Statement, (iii) receipt of the requisite approvals and consents of TCGX’s shareholders and TriGemX’s stockholders, and (iv) the approval for listing of the New TriGemX Common Stock (including, for the avoidance of doubt, the shares of New TriGemX Common Stock to be issued pursuant to the Merger) on Nasdaq.

The obligation of TCGX to consummate the Business Combination is also subject to the fulfillment of other customary closing conditions, including, but not limited to, there having been no Company Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing.

The obligation of TriGemX to consummate the Business Combination is also subject to the fulfillment of other customary closing conditions, including, but not limited to, (i) there having been no TCGX Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing, (ii) the Available Closing Cash (as defined in the Business Combination Agreement), which includes the aggregate cash proceeds available for release from TCGX’s trust account (after deducting any amounts paid to TCGX shareholders that exercise their redemption rights in connection with the Business Combination, but before payment of deferred underwriting commissions and transaction expenses), together with the proceeds from the PIPE Financing (as described below) and any Permitted Sponsor Subscriptions (as defined in the Business Combination Agreement), equaling at least $150,000,000, and (iii) the consummation of the Domestication.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of TCGX and TriGemX, (ii) by TCGX if the representations and warranties of TriGemX are not true and correct or if TriGemX fails to perform any pre-closing covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by TriGemX if the representations and warranties of any TCGX Party (as defined in the Business Combination

Agreement) are not true and correct or if any TCGX Party fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either TCGX or TriGemX if the Business Combination is not consummated by June 30, 2027, (v) by either TCGX or TriGemX if the requisite TCGX shareholder approvals are not obtained after the conclusion of the meeting at which TCGX’s shareholders voted on such matters, (vi) by either TCGX or TriGemX, if any governmental entity has issued a final and non-appealable order prohibiting the Business Combination, (vii) by TriGemX, prior to receipt of the requisite TCGX shareholder approvals, if the TCGX board of directors changes its recommendation in a manner adverse to TriGemX, and (viii) by TCGX if TriGemX’s stockholders do not deliver to TCGX a written consent approving the Business Combination within two business days following the date on which the Registration Statement / Proxy Statement is declared effective.

If the Business Combination Agreement is validly terminated, none of the Parties will have any liability (absent fraud or willful breach of the Business Combination Agreement prior to such termination) or any further obligation under the Business Combination Agreement other than customary confidentiality obligations and certain other provisions that expressly survive termination.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement and any related agreements. The Business Combination Agreement contains representations, warranties and covenants that the respective Parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating such agreement. The Business Combination Agreement is not intended to provide any other factual information about TCGX, TriGemX, or any other Party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the Parties, are subject to limitations agreed upon by the Parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts) and are subject to standards of materiality applicable to the Parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any Party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in TCGX’s public disclosures.

A copy of the Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Related Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, TCGX, TCGX Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Andrew Cheng, M.D., Ph.D., Ying Huang, Ph.D. and Wei Lin, M.D. (the “Other Class B Holders”) and TriGemX entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and each Other Class B Holder, as a holder of TCGX Class B Shares (the “Founder Shares”), has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the Business Combination, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of TCGX or any other anti-dilution or similar protection with respect to the Founder Shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination, (iv) be bound by certain transfer restrictions with respect to his, her or its shares in TCGX prior to the Closing, and (v) be subject to the restrictions contemplated by the Lock-Up Agreement (as defined below), and the Sponsor has agreed to cause up to 539,062 Founder Shares held by it to be forfeited immediately prior to the Effective Time to the extent the Available Closing Cash (as defined in the Business Combination Agreement) is less than $161,000,000, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, TCGX entered into subscription agreements (the “Subscription Agreements”) with certain qualified institutional buyers, institutional accredited investors, and other accredited investors, including, among others, TCG Crossover Fund III, L.P., an affiliate of the Sponsor (collectively, the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and TCGX agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 16,000,000 shares of New TriGemX Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $160,000,000 (the “PIPE Financing”).

The obligations of each party to consummate the PIPE Financing are conditioned upon, among other things, (i) the New TriGemX Common Stock (including the New TriGemX Common Stock issuable to the PIPE Investors pursuant to the Subscription Agreements) having been approved for listing on Nasdaq; (ii) the accuracy in all material respects of certain fundamental representations and warranties of TCGX; (iii) the satisfaction or waiver of all conditions precedent to the Closing under the Business Combination Agreement, with the Closing scheduled to occur substantially concurrently with or immediately following the closing of the PIPE Financing; and (iv) the absence of specified adverse judgments, orders, laws, rules or regulations making illegal, enjoining or otherwise prohibiting the consummation of the Business Combination.

The obligations of TCGX to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) material truth and accuracy of the representations and warranties of the PIPE Investors, subject to customary bringdown standards; and (ii) material compliance by the PIPE Investors with their covenants, agreements and conditions under the Subscription Agreements.

The obligations of the PIPE Investors to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) the Business Combination Agreement shall not have been amended, modified, or supplemented, and no condition waived thereunder, in a manner that would reasonably be expected to materially and adversely affect the economic benefits that a PIPE Investor (in its capacity as such) would reasonably expect to receive under the Subscription Agreements; (ii) the material truth and accuracy of the representations and warranties of TCGX in the Subscription Agreements, subject to customary bringdown standards; (iii) no subscription agreement, or other agreements or understandings (including side letters) entered into in connection with the sale of New TriGemX Common Stock under the Subscription Agreements, with any other PIPE Investors shall have been amended, modified, or waived in any manner that benefits such other PIPE Investor unless all PIPE Investors have been offered substantially the same benefits (other than terms particular to the legal or regulatory requirements of such other PIPE Investor or its affiliates or related persons); (iv) all specified consents, waivers or other authorizations and notices, required to be made in connection with the issuance and sale of New TriGemX Common Stock under the Subscription Agreements shall have been obtained or made, except where failure to so obtain would not prevent TCGX from consummating the transactions contemplated by the Subscription Agreements; (v) material compliance by TCGX with its covenants, agreements and conditions under the Subscription Agreements; and (vi) there has not occurred any Company Material Adverse Effect or TCGX Material Adverse Effect (each as defined in the Business Combination Agreement) since the date of the Subscription Agreements that is continuing.

The Subscription Agreements provide that TCGX will grant the PIPE Investors certain customary registration rights, including an obligation to file a registration statement registering the resale of the shares of New TriGemX Common Stock issued in the PIPE Financing within 30 calendar days after the Closing and to use commercially reasonable efforts to have such registration statement declared effective within specified deadlines.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

TriGemX Transaction Support Agreements and Stockholder Written Consents

Concurrently with the execution of the Business Combination Agreement, certain stockholders of TriGemX (collectively, the “TriGemX Supporting Stockholders”) entered into a Transaction Support Agreement (collectively, the “Transaction Support Agreements”) with TCGX, pursuant to which the TriGemX Supporting Stockholders have agreed to, among other things, (a) as promptly as reasonably practicable (and in any event within two business days) following the time at which the Registration Statement / Proxy Statement is declared effective, execute and deliver to TriGemX and TCGX the written consents of stockholders holding a sufficient number of shares of TriGemX capital stock required to approve the Business Combination Agreement, each ancillary agreement to which TriGemX is a party and the Business Combination, (b) at any meeting of the stockholders of TriGemX, however called, and in any action by written resolution of the stockholders of TriGemX, to vote (or cause to be voted) (i) in favor of the approval and adoption of the Business Combination Agreement and the Business Combination, and (ii) against and withhold consent to any alternative acquisition proposal or other matter, action or proposal intended or that would reasonably be expected to result in a breach of any of TriGemX’s covenants or obligations under the Business Combination Agreement, result in any of the conditions to Closing thereunder not being satisfied or frustrate the purposes of and otherwise impede or prevent the consummation of the Merger or the Business Combination, (c) not, and direct such TriGemX Supporting Stockholders’ affiliates not to, directly or indirectly, initiate, encourage or otherwise facilitate an alternative acquisition proposal, (d) refrain from transferring any covered securities, (e) appoint TCGX or any individual designated by TCGX for purposes of complying with the obligations under the Transaction Support Agreements as such TriGemX Supporting Stockholders’ agent, attorney-in-fact and proxy to attend on behalf of such TriGemX Supporting Stockholder any meeting of the TriGemX stockholders with respect to the Business Combination and (f) consent to the termination of certain agreements between such TriGemX Supporting Stockholder and TriGemX effective as of the Closing. The obligations under the Transaction Support Agreements automatically terminate upon the earlier of (i) the Effective Time; and (ii) the termination of the Business Combination Agreement in accordance with its terms.

The foregoing description of the Transaction Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Transaction Support Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, New TriGemX, the Sponsor, certain investment vehicles of TCG Crossover Fund III, L.P., certain existing stockholders of TCGX, TriGemX and certain former stockholders of TriGemX will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement will amend and restate the registration rights agreement entered into by TCGX in connection with its initial public offering. Pursuant to the Registration Rights Agreement, among other things, New TriGemX will be required to file a shelf registration statement registering the resale of the registrable securities held by such holders within 30 calendar days following the Closing Date, and such holders will be entitled to customary underwritten shelf takedown, block trade and piggyback registration rights, subject to certain limitations.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, the Sponsor, the independent directors of TCGX, certain TriGemX stockholders (collectively, the “Lock-Up Holders”) will enter into a lock-up agreement (the “Holder Lock-Up Agreement”) with New TriGemX. Jefferies LLC will enter into a separate lock-up agreement with New TriGemX (the “Jefferies Lock-Up Agreement” and, together with the Holder Lock-Up Agreement, the “Lock-Up Agreements”).

Pursuant to the Holder Lock-Up Agreement, the Lock-Up Holders will agree not to transfer (except for certain permitted transfers) any shares of New TriGemX Common Stock held by such holder immediately after the Closing (other than shares purchased in the PIPE Financing (including shares purchased by TCG Crossover Fund III, L.P. in satisfaction of its forward purchase commitment) or in the open market after the Closing) until six months after the Closing Date. Pursuant to the Jefferies Lock-Up Agreement, Jefferies LLC will agree to substantially the same transfer restrictions, including the same permitted transfers and exclusions, except that its lock-up period will expire 30 days after the Closing Date.

The foregoing descriptions of the Lock-Up Agreements are subject to and qualified in their entirety by reference to the full texts of the forms of Holder Lock-Up Agreement and Jefferies Lock-Up Agreement, copies of which are attached as Exhibits 10.5 and 10.6 hereto, respectively, and the terms of which are incorporated herein by reference.

New TriGemX Certificate of Incorporation and New TriGemX Bylaws

Concurrently with the Domestication, and prior to the Effective Time, TCGX will file a certificate of incorporation with the Secretary of State of the State of Delaware (“New TriGemX COI”) and will adopt bylaws (“New TriGemX Bylaws”), which together will govern the rights, privileges, and preferences of the holders of New TriGemX securities after the Closing.

The foregoing descriptions of the New TriGemX COI and New TriGemX Bylaws do not purport to be complete and are qualified in their entirety by the terms and conditions of the forms of the New TriGemX COI and New TriGemX Bylaws, copies of which are included as Exhibit F and Exhibit G, respectively, to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference.

New TriGemX Equity Incentive Plan and New TriGemX Employee Stock Purchase Plan

Prior to the Closing, TCGX will approve and adopt, in each case subject to approval by the TCGX shareholders, an equity incentive plan (the “New TriGemX Equity Incentive Plan”) and an employee stock purchase plan (the “New TriGemX Employee Stock Purchase Plan”) to provide eligible service providers of New TriGemX and certain affiliated companies with the opportunity to purchase New TriGemX Common Stock and/or acquire a proprietary interest in New TriGemX. The New TriGemX Equity Incentive Plan will provide for equity incentive compensation grants to employees, consultants and non-employee directors in the form of stock options (both non-qualified stock options and incentive stock options), stock appreciation rights, restricted stock, restricted stock units, and other stock-based and cash-based awards. The New TriGemX Employee Stock Purchase Plan will permit eligible employees to purchase New TriGemX Common Stock at a discount under (i) a component that is intended to be qualified under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) a component that is not intended to be so qualified under Section 423 of the Code.

The initial number of shares of New TriGemX Common Stock reserved and available for issuance under the New TriGemX Equity Incentive Plan will equal the sum of (i) 5% of the shares of New TriGemX Common Stock issued and outstanding on a fully diluted basis at the Closing, (ii) the number of shares remaining available for grant under TriGemX’s existing equity plan immediately prior to the Closing (as adjusted to reflect the Merger) and (iii) the number of shares of New TriGemX Common Stock subject to assumed TriGemX Options that, following the Closing, are cancelled or forfeited or expire without the issuance of shares thereunder. From and after the Closing, no additional awards will be granted under TriGemX’s existing equity plan and that plan will be terminated.

The initial number of shares of New TriGemX Common Stock reserved and available for issuance under the New TriGemX Employee Stock Purchase Plan, and any annual increase thereto beginning in 2028, will be mutually agreed between TCGX and TriGemX.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of New TriGemX Common Stock in connection with the transactions contemplated by the Subscription Agreements is incorporated by reference herein. The shares of New TriGemX Common Stock issuable to the PIPE Investors pursuant to the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided in Section 4(a)(2) of the Securities Act.

Item 7.01	Regulation FD Disclosure.

On October 19, 2026, TCGX and TriGemX issued a press release announcing the Business Combination. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated October 2026.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of TCGX under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to shareholders of TCGX for their consideration. TCGX intends to file a registration statement on Form S-4 with the SEC, which will include preliminary and definitive proxy statements to be distributed to TCGX’s shareholders in connection with TCGX’s solicitations of proxies from TCGX’s shareholders with respect to the proposed Business Combination and other matters to be described in the registration statement, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of TriGemX in connection with the completion of the proposed Business Combination. After the registration statement has been filed and declared effective, TCGX will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Business Combination and other matters to be described in the registration statement to TriGemX stockholders and TCGX shareholders as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, TCGX shareholders, TriGemX stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by TCGX in connection with the proposed Business Combination and other matters to be described in the registration statement, when they become available because they will contain important information about TCGX, TriGemX and the proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by TCGX with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to TCGX Acquisition Corp., 245 Lytton Ave., Suite 350, Palo Alto, California 94301.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of elismetrep and TriGemX’s other product candidates, the size and growth potential of the markets for elismetrep and TriGemX’s other product candidates; financing and other business milestones; potential benefits of the proposed Business Combination and other related transactions; and expectations relating to the proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of TriGemX’s and TCGX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of TriGemX and TCGX. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the Parties to successfully or timely consummate the proposed Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcement actions or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Business Combination and other related transactions; failure to realize the anticipated benefits of the proposed Business Combination and other related transactions; risks related to the approval of elismetrep and TriGemX’s other product candidates and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and product candidates; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against TCGX or TriGemX related to the proposed Business Combination; the effects of competition on TriGemX’s future business; and the amount of redemption requests made by TCGX’s public shareholders. Additional risks related to TriGemX’s business include, but are not limited to: uncertainty regarding outcomes of TriGemX’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of elismetrep and TriGemX’s other product candidates; risks associated with TriGemX’s efforts to commercialize its product candidates; TriGemX’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on TriGemX’s business; intellectual property-related claims; TriGemX’s ability to attract and retain qualified personnel; and TriGemX’s ability to source the raw materials for its product candidates. Additional risks related to TCGX include those factors discussed in documents TCGX has filed or will file with the SEC, together with the risks described in the Investor Presentation that is included as Exhibit 99.2 to this Current Report on Form 8-K and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in TCGX’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and in those documents that TCGX has filed, or will file, with the SEC.

If any of these risks materialize or TCGX’s or TriGemX’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TCGX nor TriGemX presently know or that TCGX and TriGemX currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TCGX’s and TriGemX’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K and are qualified in their entirety by reference to the cautionary statements herein. TCGX and TriGemX anticipate that subsequent events and developments will cause TCGX’s and TriGemX’s assessments to change. These forward-looking statements should not be relied upon as representing TCGX’s and TriGemX’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither TCGX, TriGemX nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

TCGX, TriGemX, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from TCGX’s shareholders with respect to the proposed Business Combination and the other matters set forth in the registration statement. Information regarding TCGX’s directors and executive officers, and a description of their interests in TCGX is contained in TCGX’s final prospectus relating to its initial public offering, filed with the SEC on August 6, 2026, which is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to TCGX Acquisition Corp., 245 Lytton Ave., Suite 350, Palo Alto, California 94301. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This Current Report on Form 8-K is not a substitute for the registration statement or for any other document that TCGX and TriGemX may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by TCGX, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Current Report on Form 8-K is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†*	Business Combination Agreement, dated as of October 18, 2026, by and among TCGX Acquisition Corp., TriGemX Merger Sub, Inc. and TriGemX Bio, Inc.

10.1*	Sponsor Letter Agreement, dated as of October 18, 2026, by and among TCGX Sponsor, LLC, certain other holders of TCGX Acquisition Corp. Class B ordinary shares party thereto, TCGX Acquisition Corp. and TriGemX Bio, Inc.

10.2	Form of Subscription Agreement.

10.3*	Form of Transaction Support Agreement.

10.4	Form of Registration Rights Agreement.

10.5	Form of Holder Lock-Up Agreement.

10.6	Form of Jefferies Lock-Up Agreement.

99.1	Press Release, dated October 19, 2026.

99.2	Investor Presentation, dated October 2026.

104	Cover Page Interactive Data File, formatted in Inline XBRL

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*

Certain portions of these exhibits have been redacted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K. The Registrant hereby agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 19, 2026
TCGX Acquisition Corp.

	By:	/s/ Chen Yu
	Name:	Chen Yu, M.D., M.B.A.
	Title:	Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

TCGX ACQUISITION CORP.,

TRIGEMX MERGER SUB, INC.,

AND

TRIGEMX BIO, INC.

DATED AS OF OCTOBER 18, 2026

i

ANNEXES AND EXHIBITS

Annex A	Other PIPE Investors
Annex B	Key Supporting Company Stockholders
Annex C	Required Governing Document Proposal

Exhibit A	Form of Sponsor Letter Agreement
Exhibit B	Form of Investor Subscription Agreement
Exhibit C	Form of Registration Rights Agreement

Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of Transaction Support Agreement
Exhibit F	Form of TCGX Certificate of Incorporation
Exhibit G	Form of TCGX Bylaws

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of October 18, 2026, is made by and among TCGX ACQUISITION CORP., a Cayman Islands exempted company (“TCGX”), TRIGEMX MERGER SUB, INC., a Delaware corporation and a direct, wholly-owned subsidiary of TCGX (“Merger Sub”), and TRIGEMX BIO, INC. (formerly known as Kallyope, Inc.), a Delaware corporation (the “Company”). TCGX, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) TCGX is a blank check company incorporated as a Cayman Islands exempted company on May 26, 2026 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, and will domesticate as a Delaware corporation prior to the Closing, and (b) Merger Sub is, as of the date of this Agreement, a direct, wholly-owned Subsidiary of TCGX that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of TCGX, TCGX is required to provide an opportunity for its Public Shareholders to have their issued and outstanding TCGX Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the TCGX Shareholder Approval;

WHEREAS, as of the date of this Agreement, TCGX Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) and the Other Class B Shareholders collectively own 2,156,250 TCGX Class B Shares, and the Sponsor and the underwriters of TCGX’s initial public offering collectively own 522,500 TCGX Class A Shares purchased in a private placement (the “Private Placement Shares”) concurrently with the closing of TCGX’s initial public offering;

WHEREAS, concurrently with the execution of this Agreement, the Sponsor, the Other Class B Shareholders, TCGX and the Company are entering into the sponsor letter agreement, in substantially the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Shareholder have agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby, (b) cause the Sponsor Forfeiture Shares, if any, to be forfeited and cancelled immediately prior to the Effective Time in accordance with Section 3 of the Sponsor Letter Agreement, and (c) waive any adjustment to the conversion ratio set forth in the Governing Documents of TCGX or any other anti-dilution or similar protection with respect to the TCGX Class B Shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, at least one (1) Business Day prior to the Closing Date, prior to the time at which the Effective Time occurs, TCGX shall deregister from the Register of Companies in the Cayman Islands and transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part 12 of the Companies Act (Revised) of the Cayman Islands (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the Closing Date, following the Domestication, the Parties intend to effect a merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), as a result of which each share of capital stock, option and warrant of the Company issued and outstanding as of immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate or other instrument previously representing any such shares, options or warrants shall thereafter represent the right to receive the applicable consideration set forth in this Agreement, all upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL;

WHEREAS, concurrently with the execution of this Agreement, TCG Crossover Fund III, L.P., a Delaware limited partnership (“TCGX Fund III”) and the Other PIPE Investors (collectively with TCGX Fund III, the “PIPE Investors”) are entering into subscription agreements with TCGX substantially in the form attached hereto as Exhibit B (collectively, the “Investor Subscription Agreements”), pursuant to which, among other things, each of the PIPE Investors has agreed to subscribe for and purchase, and TCGX has agreed to issue and sell, TCGX Shares at $10.00 per share for aggregate proceeds of $160,000,000 (the equity financing under all Investor Subscription Agreements, collectively, the “PIPE Financing”);

WHEREAS, at or prior to the Closing, TCGX, TCGX Fund III and certain Company equityholders shall enter into a registration rights agreement, substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), pursuant to which, among other things, such holders will be granted certain demand, piggyback and shelf registration rights with respect to their TCGX Shares, on the terms and subject to the conditions therein;

WHEREAS, at or prior to the Closing, TCGX, the Sponsor, the Other Class B Shareholders, Jefferies LLC (“Jefferies”) and certain Company equityholders shall enter into a lock-up agreement, substantially in the form attached hereto as Exhibit D (the “Lock-Up Agreement”), pursuant to which, among other things, the Sponsor, the Other Class B Shareholders, Jefferies and such Company equityholders will agree not to effect any sale or distribution of, as applicable, the Founder Shares, Private Placement Shares and/or TCGX Shares received as consideration in the Merger during the applicable lock-up period, in each case on the terms and subject to the conditions therein;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) approved this Agreement, such other Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (b) recommended, among other things, that the Company Stockholders adopt and approve this Agreement, such other Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

WHEREAS, the TCGX Board, following receipt of the Fairness Opinion (as defined herein), has (a) approved this Agreement, such other Ancillary Documents to which TCGX is or will be a party and the transactions contemplated hereby and thereby (including the Domestication and the Merger) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Domestication and the Merger) by the holders of TCGX Shares entitled to vote thereon;

WHEREAS, the board of directors of Merger Sub has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, TCGX, as the sole stockholder of Merger Sub, will as promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, the Company Board has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of Company Shares entitled to vote thereon;

WHEREAS, concurrently with the execution of this Agreement, each Company Stockholder listed on Annex B attached hereto (collectively, the “Key Supporting Company Stockholders”) will duly execute and deliver to TCGX a transaction support agreement, substantially in the form attached hereto as Exhibit E (collectively, the “Transaction Support Agreements”), pursuant to which, among other things, each such Key Supporting Company Stockholder will agree to, among other things, (a) support and vote in favor of this Agreement, such other Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger), and (b) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, (b) the Domestication constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (c) the Merger be treated as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (a)-(c), the “Intended Tax Treatment”);

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Additional TCGX SEC Reports” has the meaning set forth in Section 4.7.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Transaction Share Consideration” means an aggregate number of TCGX Shares equal to (a) the sum of (i) the Pre-Money Equity Value plus (ii) the aggregate exercise price payable upon the full exercise of all Company Options outstanding as of immediately prior to the Effective Time, divided by (b) the TCGX Share Value.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.3.

“Ancillary Documents” means the Sponsor Letter Agreement, the Investor Subscription Agreements, the Transaction Support Agreements, the Registration Rights Agreement, the Lock-Up Agreement and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering.

“Audited Financial Statements” has the meaning set forth in Section 3.4.

“Available Closing Cash” means, without duplication, an amount equal to the sum of (a) the aggregate cash proceeds available for release from the Trust Account immediately prior to the Closing, after giving effect to the TCGX Shareholder Redemptions but before payment of the deferred underwriting commission and Transaction Expenses, plus (b) the aggregate proceeds actually received by TCGX in respect of the PIPE Financing, plus (c) the aggregate proceeds of the Permitted Sponsor Subscriptions, if any.

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than Saturday or Sunday, on which commercial banks in New York, New York and George Town, Cayman Islands are open for the general transaction of business.

“Certificates” has the meaning set forth in Section 2.1(d)(vii).

“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person solely as a result of this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction (in the case of this clause (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document or one or more circumstances, matters, transactions or events unrelated to this Agreement or the Ancillary Documents). Notwithstanding the foregoing or anything to the contrary herein, Change of Control Payments shall not include (i) the TCGX Shares to be issued in respect of the Rollover Options at the Effective Time on the terms and subject to the conditions of this Agreement, (ii) any payments made in the ordinary course of business consistent with past practice and not accelerated, triggered, increased or enhanced as a result of the transactions contemplated hereby, (iii) any payments required under the Contracts set forth on Section 1.1(b) of the Company Disclosure Schedules, in each case, as amended and in effect as of the date of this Agreement, and which payments are not accelerated, triggered, increased or enhanced as a result of the transactions contemplated hereby, (iv) any severance payments made pursuant to existing severance policies or agreements in effect prior to the date of this Agreement that are triggered solely by termination of employment without cause or resignation for good reason (and not by the consummation of the transactions contemplated hereby), and (v) any retention payments made to employees below the level of vice president that do not exceed $50,000 per individual in the aggregate and $1,000,000 for all individuals in the aggregate.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means any inquiry, proposal or offer concerning (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company and its controlled Affiliates, taken as a whole, or a majority of the voting power of Equity Securities of the Company, or (ii) acquires, is granted, leased or licensed or otherwise purchases all or a material portion of assets, properties or businesses of the Company and its controlled Affiliates, taken as a whole, in each case whether by merger, consolidation, liquidation, dissolution, recapitalization, reorganization, amalgamation, scheme of arrangement, purchase of assets, share exchange, business combination, purchase or issuance of Equity Securities, tender offer or otherwise, or (b) any issuance, sale or acquisition of any material portion of the Equity Securities or voting power or similar investment in the Company, other than the issuance of Company Common Shares upon the exercise of Company Options outstanding in accordance with their terms. None of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby constitutes a Company Acquisition Proposal.

“Company Board” has the meaning set forth in the recitals to this Agreement.

“Company Board Recommendation” has the meaning set forth in Section 5.13(b).

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, dated as of August 31, 2026, as amended by that certain Certificate of Amendment filed with the Secretary of State of the State of Delaware on September 10, 2026.

“Company Common Shares” means shares of common stock, par value $0.001 per share, of the Company designated as “Common Stock” pursuant to the Company Certificate of Incorporation.

“Company D&O Persons” has the meaning set forth in Section 5.15(a).

“Company D&O Tail Policy” has the meaning set forth in Section 5.15(c).

“Company Designees” has the meaning set forth in Section 5.16(b).

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to TCGX by the Company on the date of this Agreement.

“Company Dissenting Shares” has the meaning set forth in Section 2.6.

“Company Dissenting Stockholders” has the meaning set forth in Section 2.6.

“Company Equity Plan” means the Kallyope, Inc. 2014 Stock Incentive Plan, as amended from time to time.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due and payable, the Company in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any TCGX Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) and Section 3.2(d) (Capitalization), Section 3.3 (Authority), Section 3.8(a) (Absence of Changes), and Section 3.17 (Brokers).

“Company IT Systems” means all computer systems, Software and hardware, communication systems, servers, networks, and all other information technology assets, equipment, infrastructure, and related documentation, in each case, owned, licensed or leased by the Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than the Company) that is licensed to the Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Company, or (b) the ability of the Company to consummate the Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws or the interpretation or enforcement thereof by any Governmental Entity, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which the Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by the Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any actions taken or omitted to be taken by the Company at the written request or with the written consent of TCGX, (x) any changes in GAAP or other applicable accounting standards or the interpretation thereof, (xi) any loss of employees, customers, suppliers, distributors, licensors, licensees or other business partners to the extent resulting from the public announcement or pendency of the transactions contemplated by this Agreement, (xii) any litigation arising from or relating to this Agreement or the transactions contemplated hereby, or (xiii) any research, development, preclinical or clinical, regulatory, competitive, pricing, reimbursement or manufacturing effects, changes, events, facts, circumstances or occurrences relating to or affecting any of Company’s or its competitors’ or potential competitors’ product candidates or products (each, a “Relevant Product”), including (A) any regulatory actions, requests, recommendations, determinations or decisions by, or delay of any determinations by, the FDA or any other Governmental Entity, or any panel, or advisory body empowered or appointed thereby, relating to any Relevant Product (B) any results, outcomes, data, clinical developments, adverse events, side effects or safety observations arising from preclinical trials, clinical trials or testing (including any stability testing), including any requirement to conduct further clinical studies or tests or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or any reports of new side effects, adverse events or safety observations, with respect to any Relevant Product, or any announcements of any of the foregoing, (C) any events affecting patient enrollment or failure to participate with respect to clinical trials of any Relevant Product, (D) the results of, or any data derived from, any preclinical or clinical testing being conducted by or on behalf of any actual competitor of the Company, or the approval or authorization by the FDA or any other Governmental Entity or market entry or threatened market entry of any product by an actual competitor of the Company, or any announcements of any of the foregoing, (E) any delay, hold, suspension, modification, or termination of any planned or current preclinical or clinical study, trial or test with respect to any Relevant Product, (F) any suspension, rejection, refusal of, request to refile, modification of or any delay in obtaining, making or maintaining any regulatory application, filing, authorization or approval relating to any of Company’s products or product candidates, including any production or supply chain disruption affecting the research, testing, development or manufacture of any of Company’s products or product candidates, or (G) any determination or development relating to coverage, reimbursement or payor rules or policies applicable to, or pricing of, any Relevant Product (provided that the exceptions in this clause (xiii) shall not apply to any change, event, effect or occurrence to the extent resulting from (1) fraud, willful misconduct or any Willful Breach by the Company or (2) any failure by the Company or any Person acting on its behalf to comply in all material respects with applicable Law, including applicable good laboratory practice, good clinical practice and good manufacturing practice requirements); provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v), (viii), or (x) may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to other participants operating in the industries or markets in which the Company operates.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Option” means, as of any determination time, each option to purchase Company Common Shares that is outstanding and unexercised, whether granted under the Company Equity Plan or otherwise.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Company, including the Company Registered Intellectual Property.

“Company Preferred Share Conversion” has the meaning set forth in Section 2.4(b).

“Company Preferred Shares” means, collectively, the Company Series A Preferred Shares, Company Series B Preferred Shares, Company Series C Preferred Shares, Company Series D Preferred Shares and Company Series E Preferred Shares.

“Company Product” means each platform or product candidate that is being researched, tested, developed or manufactured by or on behalf of the Company as of the date of this Agreement.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of, the Company.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Related Party Transactions” has the meaning set forth in Section 3.19.

“Company Series A Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company designated as “Series A Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series B Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company designated as “Series B Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series C Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company designated as “Series C Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series D Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company designated as “Series D Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series E Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company designated as “Series E Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Shares” means, collectively, the Company Preferred Shares and the Company Common Shares.

“Company Stockholder Agreements” means, collectively, that certain Amended and Restated Investors’ Rights Agreement, dated as of August 31, 2026, by and among the Company and the Company Stockholders party thereto, that certain Amended and Restated Voting Agreement, dated as of August 31, 2026, by and among the Company and the Company Stockholders party thereto and that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of August 31, 2026, by and among the Company and the Company Stockholders party thereto.

“Company Stockholders” means, collectively, the holders of Company Shares as of any determination time prior to the Effective Time.

“Company Stockholder Written Consent” has the meaning set forth in Section 5.13(b).

“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 5.13(b).

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of August 14, 2026, by and between the Company and TCGX.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“DPA” has the meaning set forth in Section 4.19.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Domestication” has the meaning set forth in the recitals to this Agreement.

“Domestication Proposal” has the meaning set forth in Section 5.8.

“Effective Time” has the meaning set forth in Section 2.1(d)(ii).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement that the Company maintains, sponsors or contributes to, or under or with respect to which the Company has any Liability, other than any plan sponsored or maintained by a Governmental Entity.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, natural resources or human health or safety, or the generation, use, handling, treatment, storage, disposal, transportation, or Release of, or exposure to, Hazardous Substances.

“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) which together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ESPP Proposal” has the meaning set forth in Section 5.8.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.5(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.5(a).

“Exchange Fund” has the meaning set forth in Section 2.5(b).

“Exchange Ratio” means the quotient obtained by dividing (a) the Aggregate Transaction Share Consideration by (b) the number of Fully-Diluted Shares.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Foreign Benefit Plan” means each Employee Benefit Plan maintained by the Company for its current or former employees, officers, directors or other individual service providers located outside of the United States.

“Forfeiture Shortfall” means the amount, if any, by which $161,000,000 exceeds Available Closing Cash; provided that in no event shall the Forfeiture Shortfall be greater than $36,000,000 or less than zero.

“Founder Shares” means the 2,156,250 TCGX Class B Shares held by the Sponsor and the Other Class B Shareholders.

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement or in any certificate delivered pursuant to this Agreement (including Section 6.2(d)), (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement or such certificate is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement or such certificate, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“Fully-Diluted Shares” means, without duplication, (a) the aggregate number of Company Shares and any other shares of capital stock of the Company issued and outstanding as of immediately prior to the Effective Time, calculated on a fully diluted, as-converted-to-Company Common Shares basis in accordance with the Company Certificate of Incorporation, including shares issued upon the Company Preferred Share Conversion, plus (b) the aggregate number of Company Common Shares issuable upon the full exercise of Company Options outstanding as of immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles.

“Governing Document Proposal” has the meaning set forth in Section 5.8.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence and/or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and bylaws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

“Governmental Entity” means any (a) national, federal, state, local, municipal, foreign, or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private), or (d) any public international organization (such as the World Bank, United Nations).

“Hazardous Substance” means any material, substance or waste that is designated, listed, defined or classified as “hazardous” or “toxic” or as a “pollutant” or “contaminant” under, or regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum, petroleum products or byproducts, asbestos and asbestos-containing materials, lead, polychlorinated biphenyls, per- and poly-fluoroalkyl substances, radon and medical wastes (including regulated medical waste, biohazardous waste, infectious waste, and biomedical waste).

“Healthcare Laws” means all federal, state, or local health care Laws, each as amended, relating to the regulation of the Company, including but not limited to: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.); (ii) the Public Health Service Act (42 U.S.C. §§ 201 et seq.); (iii) the Controlled Substances Act (21 U.S.C.A. § 801 et seq.); (iv) the Medicare statute (Title XVIII of the Social Security Act); (v) the Medicaid statute (Title XIX of the Social Security Act), (vi) fraud and abuse, anti-kickback and false claims Laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the False Claims Act (31 U.S.C. §§ 3729-3733), the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), the Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58), the Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a), the Exclusions Law (42 U.S.C. § 1320a-7), and all criminal Laws relating to health care fraud and abuse, including the criminal false statements Law (42 U.S.C. § 1320a-7b(a)) and 18 U.S.C. Sections 286 and 287; (vii) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); the Health Insurance Portability and Accountability Act (42 U.S.C. §§ 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.) and their implementing regulations (collectively, “HIPAA”); (viii) all Laws regarding the manufacture or distribution of pharmaceutical or medical device products; (ix) all Laws regarding health record documentation or related record retention requirements; (x) all health information privacy Laws, including HIPAA; (xi) all similar federal, state or local Laws that address the subject matter of the foregoing; and all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including earn-outs and seller notes (but excluding trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or similar instruments, in each case solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements and (g) obligations of any other Person of the type referred to in clauses (a) through (f) directly or indirectly guaranteed by such Person or secured by such Person’s assets, whether or not assumed.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of the foregoing

(collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; and (e) rights in or to Software or other technology; and (f) any other intellectual or similar proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“Investor Subscription Agreements” has the meaning set forth in the recitals to this Agreement.

“IPO” has the meaning set forth in Section 8.18.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Key Supporting Company Stockholders” has the meaning set forth in the recitals to this Agreement.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law, and, if applicable, fiduciary or similar duties), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Lookback Date” means January 1, 2024.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section 3(37) or Section 4001(a)(3) of ERISA.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Proposal” has the meaning set forth in Section 5.8.

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“Odyssey” means Odyssey Transfer and Trust Company.

“Officers” has the meaning set forth in Section 5.16(a).

“Open Source Software” means Software that is licensed, distributed, or otherwise made available as “free software” (as defined by the Free Software Foundation), or “open source software” (meaning software distributed under any license approved by the Open Source Initiative as set forth at www.opensource.org), or under any similar licensing or distribution model.

“Ordinary Resolution” has the meaning given to such term in the Governing Documents of TCGX.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued, made or rendered by any Governmental Entity.

“Other Class B Shareholders” means the three independent directors of TCGX to whom the Sponsor transferred an aggregate of 90,000 Founder Shares prior to TCGX’s initial public offering.

“Other PIPE Investors” means the investors set forth on Annex A other than TCGX Fund III.

“Other TCGX Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of TCGX Shares entitled to vote thereon, whether in person or by proxy at the TCGX Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of TCGX and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, declarations of conformity, licenses, registrations, permits, variances, waivers, exemptions or certificates of, or issued or approved by, a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date, or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with the Company’s use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the business of the Company and do not prohibit or materially interfere with the Company’s use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by the Company of non-exclusive rights in non-material Intellectual Property Rights in the ordinary course of business consistent with past practice and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Permitted Sponsor Subscription” means (a) a subscription agreement for TCGX Shares entered into after the date of this Agreement between TCGX and TCGX Fund III, the Sponsor or any of their respective Affiliates or (b) an increase in the aggregate subscription amount under any Investor Subscription Agreement to which TCGX Fund III, the Sponsor or any of their respective Affiliates is a party, in each case substantially in the form attached hereto as Exhibit B and providing for a purchase price per TCGX Share of not less than the TCGX Share Value; provided, that any subscription amounts pursuant to clause (a) and any increases to subscription amounts pursuant to clause (b) shall not exceed $15,000,000 in the aggregate.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity or Governmental Entity.

“Personal Data” means any data or information in any form that directly or indirectly identifies, relates to, describes, or is reasonably capable of being associated with or linked to, a natural Person, and/or is considered “personally identifiable information,” “personal information,” “personal data,” “nonpublic personal information,” or any similar term by applicable Privacy Requirements.

“PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“Pre-Closing TCGX Holders” means the holders of TCGX Shares at any time prior to the Effective Time, together with their successors and assigns.

“Pre-Money Equity Value” means $361,000,000.

“Privacy Laws” means Laws, regulatory guidance, and standards relating to privacy, data security, the Processing of Personal Data, data breach notification, website privacy policies and practices, HIPAA, and restrictions on access to Personal Data or other protected information (including the DOJ DSP Rule) that apply to the Company.

“Privacy Policy” has the meaning set forth in Section 3.20(a).

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the total number of shares of Company Shares beneficially owned by such Company Stockholder immediately prior to the Effective Time, divided by (ii) the Fully-Diluted Shares.

“Proceeding” means any lawsuit, litigation, action, audit, investigation, examination, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means any operation or set of operations which is performed on information, including Personal Data, such as the collection, use, storage, processing, recording, organization, dissemination, distribution, adaption, alteration, transfer, retrieval, consultation, import, export, protection (including security measures), combination, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which the Company leases or sub-leases any real property.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of TCGX.

“Regulatory Permits” means all Permits granted or required by FDA or any comparable Governmental Entity to the Company, including investigational new drug applications, new drug applications, biologics license applications, clinical trial authorizations and ethical or institutional review board approvals or their national or foreign equivalents.

“Release” means any releasing, depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping, or disposing into or through the environment.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Company Financial Statements” means, collectively, (a) the Audited Financial Statements, (b) Unaudited Financial Statements and (c) each of the other financial statements or similar reports of the Company required, as a result of the passage of time or otherwise, to be included in the Registration Statement / Proxy Statement or any other filings to be made by TCGX or the Company with the SEC in connection with the transactions contemplated in this Agreement or any other Ancillary Document.

“Required Governing Document Proposal” means the Governing Document Proposal solely to the extent related to the amendments to the Governing Documents of TCGX set forth on Annex C attached hereto.

“Required TCGX Shareholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of TCGX Shares entitled to vote thereon, whether in person or by proxy at the TCGX Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of TCGX and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Required Governing Document Proposal.

“Requisite Company Series E Majority” means the holders of a majority of the outstanding Company Series E Preferred Shares, which majority must include the Lead Investors (as such term is defined in that certain Series E Stock Purchase Agreement, dated as of August 31, 2026, by and among the Company and the other parties thereto).

“Rollover Option” has the meaning set forth in Section 2.4(a).

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the TCGX Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Security Incident” means any (i) accidental, unlawful or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other Processing of Personal Data and/or confidential information, or access to or compromise of the Company’s IT Systems; (ii) accidental, unlawful or unauthorized occurrence or series of related occurrences on or conducted through the Company’s IT Systems that jeopardizes or impacts the confidentiality, integrity, or availability of the Company’s IT Systems or any Personal Data or confidential information stored or otherwise Processed therein; or (iii) occurrence that otherwise constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code or other format; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Special Resolution” has the meaning given to such term in the Governing Documents of TCGX.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Forfeiture Shares” means the number of Founder Shares (or, following the Domestication, the TCGX Shares into which such Founder Shares were converted pursuant to Section 2.1(a)(i)) determined as follows: (a) if there is no Forfeiture Shortfall, zero; (b) if the Forfeiture Shortfall is equal to $36,000,000, 539,062; and (c) in all other cases, the product (rounded to the nearest whole share) of (i) 539,062 multiplied by (ii) the quotient of (A) the Forfeiture Shortfall divided by (B) $36,000,000. In no event shall the Sponsor Forfeiture Shares exceed 539,062. By way of example, if Available Closing Cash is $153,800,000 (i.e., the Forfeiture Shortfall is $7,200,000), then the Sponsor Forfeiture Shares shall equal 20% of 539,062, or 107,812 Founder Shares; and if Available Closing Cash is $143,000,000 (i.e., the Forfeiture Shortfall is $18,000,000), then the Sponsor Forfeiture Shares shall equal 50% of 539,062, or 269,531 Founder Shares.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of Equity Securities entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Surviving Company” has the meaning set forth in Section 2.1(d)(i).

“Surviving Company Share” has the meaning set forth in Section 2.1(d)(vi).

“Tax” means any U.S. federal, state, local or non-U.S. income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity.

“TCGX” has the meaning set forth in the introductory paragraph to this Agreement.

“TCGX Acquisition Proposal” means (a) any transaction or series of related transactions under which TCGX or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in TCGX or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, any Permitted Sponsor Subscription or the transactions contemplated hereby or thereby shall constitute a TCGX Acquisition Proposal.

“TCGX Board” means the board of directors of TCGX.

“TCGX Board Recommendation” has the meaning set forth in Section 5.8.

“TCGX Bylaws” has the meaning set forth in Section 2.1(a).

“TCGX Certificate of Incorporation” has the meaning set forth in Section 2.1(a).

“TCGX Class A Shares” means the Class A ordinary shares of US$0.0001 par value per share of TCGX.

“TCGX Class B Shares” means the Class B ordinary shares of US$0.0001 par value per share of TCGX.

“TCGX D&O Persons” has the meaning set forth in Section 5.14(a).

“TCGX Designee” has the meaning set forth in Section 5.16(c).

“TCGX Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by TCGX on the date of this Agreement.

“TCGX Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a TCGX Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any TCGX Party, (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any TCGX Party pursuant to this Agreement or any Ancillary Document, (c) any filing fees in connection with any antitrust or other governmental approvals required in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Document and (d) any Transfer Taxes. Notwithstanding the foregoing or anything to the contrary herein, TCGX Expenses shall not include any Company Expenses.

“TCGX Financial Statements” means all of the financial statements of TCGX included in the TCGX SEC Reports.

“TCGX Fund III” has the meaning set forth in the recitals to this Agreement.

“TCGX Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6(a) and (b) (Capitalization of the TCGX Parties).

“TCGX Incentive Equity Plan” has the meaning set forth in Section 5.18.

“TCGX Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of any TCGX Party to consummate the Merger in accordance with the terms of this Agreement; provided, however, that none of the following shall be taken into account in determining whether a TCGX Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any TCGX Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any TCGX Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any TCGX Shareholder Redemption, in and of itself, and (viii) any change, event, effect or occurrence that is generally applicable to special purpose acquisition companies, except to the extent that any such change, event, effect or occurrence has or would reasonably be expected to have a disproportionate adverse effect on TCGX, relative to other similarly situated special purpose acquisition companies operating in the industries in which the TCGX Parties operate.

“TCGX Non-Party Affiliates” means, collectively, each TCGX Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any TCGX Related Party (other than, for the avoidance of doubt, any TCGX Party).

“TCGX Parties” means, collectively, TCGX and Merger Sub (and each, individually, a “TCGX Party”).

“TCGX Preference Shares” means the preference shares of US$0.0001 par value per share of TCGX.

“TCGX Redeeming Shares” means the TCGX Class A Shares in respect of which the eligible (as determined in accordance with the Governing Documents of TCGX) holder thereof has validly exercised (and not validly revoked, withdrawn or lost) such holder’s TCGX Shareholder Redemption Right.

“TCGX Related Party” has the meaning set forth in Section 4.9.

“TCGX Related Party Transactions” has the meaning set forth in Section 4.9.

“TCGX SEC Reports” has the meaning set forth in Section 4.7.

“TCGX Share Value” means $10.00.

“TCGX Shareholder Approval” means, collectively, the Required TCGX Shareholder Approval and the Other TCGX Shareholder Approval.

“TCGX Shareholder Redemption” means the redemption by TCGX of TCGX Class A Shares pursuant to the exercise of the TCGX Shareholder Redemption Right.

“TCGX Shareholder Redemption Amount” means the aggregate amount payable with respect to all TCGX Redeeming Shares.

“TCGX Shareholder Redemption Right” means the right of the holders of TCGX Class A Shares to redeem all or a portion of their TCGX Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of TCGX.

“TCGX Shareholders Meeting” has the meaning set forth in Section 5.8.

“TCGX Shares” means (a) prior to the consummation of the Domestication, collectively, the TCGX Class A Shares, TCGX Class B Shares and TCGX Preference Shares and (b) from and after the consummation of the Domestication, shares of common stock, par value $0.0001 per share, of TCGX. Any reference to the TCGX Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition, as the context so requires.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Transaction Expenses” means, collectively, the Company Expenses and the TCGX Expenses.

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Unaudited Financial Statements” has the meaning set forth in Section 3.4(b).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid TCGX Expenses” means, without duplication, (i) the TCGX Expenses that are unpaid as of immediately prior to the Closing, (ii) any amounts due to the underwriters of TCGX’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement, (iii) the amount of any outstanding Indebtedness for borrowed money incurred by TCGX or its Subsidiaries from and after the date of this Agreement that is outstanding as of immediately prior to the Closing, and (iv) without duplication, any other unpaid amount of fees disclosed in Section 4.14 of TCGX Disclosure Schedules.

“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.

“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time or will vest solely as a result of the consummation of the Merger.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.

“Willful Breach” means a material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

ARTICLE 2

MERGER

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a) Redemptions; Domestication. At least one (1) Business Day prior to the Closing Date, TCGX shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part 12 of the Companies Act (Revised) of the Cayman Islands, including by filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to TCGX and the Company, together with the TCGX Certificate of Incorporation and completing and making all filings required to be made with the Registrar of Companies of the Cayman Islands to effect the Domestication. The TCGX Shareholder Redemptions shall occur immediately prior to the consummation of the Domestication. In connection with (and as part of) the Domestication, TCGX shall cause (i) each TCGX Class A Share, TCGX Class B Share and TCGX Preference Share that is issued and outstanding immediately prior to the Domestication (for the avoidance of doubt, after effecting the TCGX Shareholder Redemptions) to be converted into one share of common stock, par value $0.0001 per share, of TCGX, (ii) the Governing Documents of TCGX to become the certificate of incorporation, substantially in the form attached hereto as Exhibit F (with such changes as may be agreed in writing by TCGX and the Company, the “TCGX Certificate of Incorporation”), and the bylaws, substantially in the form attached hereto as Exhibit G (with such changes as may be agreed in writing by TCGX and the Company, the “TCGX Bylaws”) and (iii) TCGX’s name to be changed to “TriGemX Bio, Inc.”; provided, however, that in the case of clause (ii), each of the TCGX Certificate of Incorporation and the TCGX Bylaws shall be appropriately adjusted to give effect to any amendments to the Governing Documents of TCGX contemplated by the TCGX Certificate of Incorporation and the TCGX Bylaws that are not adopted and approved by the Pre-Closing TCGX Holders at the TCGX Shareholders Meeting (other than, for the avoidance of doubt, the amendments to the Governing Documents of TCGX that are contemplated by the Required Governing Document Proposal); provided, further, that if such name is not available in Delaware or TCGX is otherwise unable to change its name to “TriGemX Bio, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by TCGX and the Company. TCGX and its Representatives shall give the Company and its pertinent Representatives a reasonable opportunity to review any applicable documents, certificates or filings in connection with the Domestication and will consider, in good faith, any comments thereto. Following the consummation of the Domestication and prior to the Closing, the board of directors of TCGX will resolve to ratify and approve such matters as may be required to effect the transactions contemplated by this Agreement and any such other matters as the Company and TCGX may mutually agree.

(b) Immediately prior to the Effective Time, the Sponsor and the Other Class B Shareholders shall cause the Sponsor Forfeiture Shares, if any, to be forfeited and cancelled, in each case on the terms and subject to the conditions set forth in Section 3 of the Sponsor Letter Agreement.

(c) For the avoidance of doubt, the Founder Shares that are not forfeited as Sponsor Forfeiture Shares and the Private Placement Shares shall be converted into TCGX Shares on a one-for-one basis as part of the Domestication in accordance with Section 2.1(a)(i).

(d) The Merger.

(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Merger Sub shall merge with and into the Company at the Effective Time. Following the Effective Time, and as a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Company”).

(ii) At the Closing, the Parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, in a form reasonably satisfactory to the Company and TCGX (the “Certificate of Merger”), to be executed and filed in accordance with the relevant provisions of the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by TCGX and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(iii) The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and Section 251 of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case in accordance with the DGCL.

(iv) At the Effective Time, the Governing Documents of Merger Sub immediately prior to the Effective Time shall be the Governing Documents of the Surviving Company, until thereafter changed or amended as provided therein or by applicable Law.

(v) Prior to the Effective Time, TCGX and Merger Sub shall cause the individuals identified in writing by the Company prior to the Closing to be designated or appointed as the directors and officers of Merger Sub effective as of immediately prior to the Effective Time. At the Effective Time, the directors and officers of Merger Sub as of immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into one share of common stock, par value $0.0001, of the Surviving Company (each such share, a “Surviving Company Share”).

(vii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Company Shares canceled and extinguished pursuant to Section 2.1(d)(viii) and any Company Dissenting Shares) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of TCGX Shares equal to the Exchange Ratio. From and after the Effective Time, each Company Stockholder’s certificates (the “Certificates”), if any, evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(viii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(ix) For purposes of calculating the aggregate number of TCGX Shares issuable to each Company Stockholder pursuant to the terms of Section 2.1(d)(vii), all Company Shares held by such holder shall be aggregated, and the Exchange Ratio shall be applied to that aggregate number of shares held by such holder, and not on a share-by-share basis, and the number of TCGX Shares to be issued shall be rounded down to the nearest whole share.

(x) If, between the date of this Agreement and the Closing, the outstanding TCGX Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of TCGX Shares will be appropriately adjusted to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement; provided, however, that this Section 2.1(d)(x) shall not (A) be construed to permit TCGX, Merger Sub or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement, or (B) apply to the Domestication or any other transactions expressly contemplated by this Agreement or any Ancillary Document to the extent consummated in accordance with the terms contemplated by this Agreement and/or such Ancillary Document, as applicable.

Section 2.2 Closing of the Merger. The closing of the Merger (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the date upon which the Closing actually occurs is referred to herein as “Closing Date”) or at such other place, date and/or time as TCGX and the Company may agree in writing.

Section 2.3 Allocation Schedule; TCGX Closing Statement.

(a) At least five (5) Business Days prior to the Closing Date, the Company shall deliver to TCGX an allocation schedule (the “Allocation Schedule”) setting forth (i) the number of Company Shares held by each Company Stockholder, including after giving effect to the Company Preferred Share Conversion, (ii) the number of Company Common Shares subject to each Company Option held by each holder thereof, as well as whether each such Company Option will be a Vested Company Option or an Unvested Company Option as of immediately prior to the Effective Time, and, in each case, the exercise price thereof, (iii) the number of TCGX Shares that will be subject to each Rollover Option and the exercise price thereof at the Effective Time, (iv) the Aggregate Transaction Share Consideration, the Fully-Diluted Shares and the Exchange Ratio, (v) each Company Stockholder’s Pro Rata Share of the Aggregate Transaction Share Consideration, and (vi) a certification, duly executed by an authorized officer of the Company, that the information and calculations delivered pursuant to clauses (i) through (v) are true and correct in all respects as of immediately prior to the Effective Time. The Company will review any comments to the Allocation Schedule provided by TCGX or any of its Representatives and consider in good faith and incorporate any reasonable comments proposed by TCGX or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of TCGX Shares that each Company Stockholder will have a right to receive pursuant to Section 2.1(d)(vii) will be rounded down to the nearest whole share, (B) in no event shall the aggregate number of TCGX Shares set forth on the Allocation Schedule that are allocated in respect of the Equity Securities of the Company, including the TCGX Shares subject to the Rollover Options, exceed the Aggregate Transaction Share Consideration, (C) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Stockholder Agreements, the Company Equity Plan or any other Contract to which the Company is a party or bound and (D) the TCGX Parties and the Exchange Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the transaction consideration to the Company Stockholders under this Agreement or under the Exchange Agent Agreement, as applicable.

(b) No later than the later of (x) one (1) Business Day following the expiration of the TCGX Shareholder Redemption Right deadline as set forth in TCGX’s Governing Documents and (y) one (1) Business Day prior to the Closing Date, TCGX shall deliver to the Company a written statement setting forth TCGX’s good faith estimate of: (i) the TCGX Shareholder Redemption Amount; (ii) the amount of cash available in the Trust Account (net of the TCGX Shareholder Redemption Amount); (iii) all Unpaid TCGX Expenses as of the Closing (which shall include the amounts and wire transfer instructions for the payment thereof); and (iv) the number of TCGX Shares outstanding as of immediately prior to the Effective Time, in each case after giving full effect to all valid exercises of the TCGX Shareholder Redemption Right (such written statement, the “TCGX Closing Statement”). TCGX will review any comments to the TCGX Closing Statement provided by the Company or any of its Representatives and consider in good faith any reasonable comments proposed by the Company or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, the Company and the Exchange Agent shall be entitled to rely upon the TCGX Closing Statement for purposes of allocating the Aggregate Transaction Share Consideration under this Agreement or under the Exchange Agent Agreement, as applicable, and determining the Sponsor Forfeiture Shares, if any, under this Agreement and the Sponsor Letter Agreement, as applicable.

Section 2.4 Treatment of Company Options and Company Preferred Shares.

(a) At the Effective Time, each outstanding and unexercised Company Option, whether vested or unvested, shall be assumed by TCGX and converted into an option to purchase TCGX Shares under the TCGX Incentive Equity Plan (each, a “Rollover Option”) in an amount equal to the product (rounded down to the nearest whole number) of the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, at an exercise price per TCGX Share (rounded up to the nearest whole cent) equal to the exercise price per Company Common Share divided by the Exchange Ratio; provided, however, that such conversion shall occur in a manner intended to comply with (A) the requirements of Section 409A of the Code and (B) in the case of any Rollover Option that is an incentive stock option, the requirements of Section 424 of the Code. Each Rollover Option shall remain subject to the same terms and conditions, including vesting, expiration and forfeiture provisions, that applied immediately prior to the Effective Time, except for changes required to reflect the Merger, the Exchange Ratio or applicable Law or the TCGX Incentive Equity Plan.

(b) On the Closing Date, prior to the Effective Time, the Company shall cause each Company Preferred Share that is issued and outstanding immediately prior to the Effective Time to be automatically converted into the applicable number of Company Common Shares in accordance with the Company Certificate of Incorporation (the “Company Preferred Share Conversion”), and each such Company Preferred Share shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist, and each holder of Company Preferred Shares shall thereafter cease to have any rights with respect to such Company Preferred Shares, other than, for the avoidance of doubt, with respect to the Company Common Shares into which such Company Preferred Shares have been converted and then as expressly provided herein.

(c) The Company Equity Plan shall terminate effective as of the Closing and from and after the Closing no additional grants shall be made under the Company Equity Plan, provided that each Company Option outstanding immediately prior to the Effective Time shall, at the Effective Time, be assumed by TCGX and converted into a Rollover Option that from and after the Effective Time is outstanding under the TCGX Incentive Equity Plan in accordance with this Section 2.4 and its governing terms.

(d) Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plan and the underlying award agreements to give effect to the provisions of this Section 2.4.

Section 2.5 Deliverables.

(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, TCGX shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed that Odyssey (or any of its Affiliates) shall be deemed to be acceptable to the Company) and enter into an exchange agent agreement (the “Exchange Agent Agreement”) with the Exchange Agent for the purpose of exchanging Certificates, if any, representing Company Shares and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the portion of the Aggregate Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(d)(vii) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Odyssey is unable or unwilling to serve as the Exchange Agent, then TCGX and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (such agreement not to be unreasonably withheld, conditioned or delayed), TCGX shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent. The Company shall reasonably cooperate with TCGX and the Exchange Agent in connection with the appointment of the Exchange Agent, the entry into the Exchange Agent Agreement and the covenants and agreements set forth in this Section 2.5 (including the provision of any information, or the entry into any agreements or documentation, necessary or advisable in connection with any of the foregoing or otherwise required by the Exchange Agent Agreement for the Exchange Agent to fulfill its duties as the Exchange Agent in connection with the transactions contemplated hereby).

(b) At the Effective Time, TCGX shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.5, evidence of TCGX Shares in book-entry form representing the Aggregate Transaction Share Consideration issuable pursuant to Section 2.1(d)(vii). All such shares deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund.”

(c) If any portion of the Aggregate Transaction Share Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate or the transferred Company Share in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Aggregate Transaction Share Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Share in book-entry form or establish to the reasonable satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(d) No interest will be paid or accrued on the Aggregate Transaction Share Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.5, each Company Share (other than, for the avoidance of doubt, the Company Shares canceled and extinguished pursuant to Section 2.1(d)(viii) or any Company Dissenting Shares) shall solely represent the right to receive a portion of the Aggregate Transaction Share Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(d)(vii).

(e) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(f) Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to TCGX or as otherwise instructed by TCGX, and any Company Stockholder who has not exchanged its Company Shares for the applicable portion of the Aggregate Transaction Share Consideration in accordance with this Section 2.5 prior to that time shall thereafter look only to TCGX for the issuance of the applicable portion of the Aggregate Transaction Share Consideration, without any interest thereon. None of TCGX, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Aggregate Transaction Share Consideration remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of TCGX free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.6 Company Dissenting Shares. Notwithstanding anything to the contrary herein, any Company Shares for which a Company Stockholder (a) has not voted in favor of the Merger or consented to it in writing and (b) has demanded the appraisal of such Company Shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, such stockholders, the “Company Dissenting Stockholders”, and such shares, the “Company Dissenting Shares”) shall each not be converted into the right to receive a number of TCGX Shares equal to the Exchange Ratio pursuant to Section 2.1(d)(vii). From and after the Effective Time, (i) the Company Dissenting Shares shall be canceled and extinguished and shall cease to exist and (ii) the Company Dissenting Stockholders shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of TCGX, the Surviving Company or any of their respective Affiliates; provided that if any Company Dissenting Stockholder effectively withdraws or loses such appraisal rights (whether through failure to perfect such appraisal rights or otherwise), then the Company Shares held by such Company Dissenting Stockholder (A) shall no longer be deemed to be Company Dissenting Shares and (B) shall be treated as if they had each been converted automatically at the Effective Time into the right to receive a number of TCGX Shares equal to the Exchange Ratio in accordance with Section 2.1(d)(vii). Each Company Dissenting Stockholder who becomes entitled to payment for its Company Dissenting Shares pursuant to the DGCL shall receive payment thereof from the Company in accordance with the DGCL. The Company shall give TCGX prompt notice of any written demands for appraisal of any Company Share, attempted withdrawals of such demands and any other documents or instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and TCGX shall, at its sole cost and expense, have the opportunity to participate in, but not control, all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of TCGX (which consent shall not be unreasonably withheld, conditioned or delayed), settle, or make any payment, or deliver any consideration, with respect to, any such demand.

Section 2.7 Withholding. TCGX, the Company and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable in connection with this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. Such deducting or withholding party shall timely remit (or cause to be timely remitted) any such deducted or withheld amounts to the applicable Governmental Entity. To the extent that amounts are so deducted or withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the TCGX Parties, in each case, as of the date of this Agreement, as follows:

Section 3.1 Organization and Qualification.

(a) The Company is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of organization, incorporation or formation (as applicable) for the Company. The Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company and each of the Company Stockholder Agreements has been made available to TCGX, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Stockholder Agreements are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents or the Company Stockholder Agreements.

(c) The Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.2 Capitalization.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof, and (iii) with respect to each Company Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions) and (E) whether such Company Option is intended to be an incentive stock option. All of the Equity Securities of the Company (including each Company Share issued or issuable in connection with or as a result of the Company Preferred Share Conversion) have been duly authorized and validly issued, including in accordance with applicable securities Laws. All of the outstanding Company Shares are fully paid and non-assessable. The Equity Securities of the Company (including each Company Share issued or issuable in connection with or as a result of the Company Preferred Share Conversion) (1) were not issued in violation of the Governing Documents of the Company, the Company Stockholder Agreements or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in all material respects in compliance with applicable Law, including Securities Laws. Except for the Company Options set forth on Section 3.2(a) of the Company Disclosure Schedules or the Company Options either permitted by Section 5.1(b) or issued, granted or entered into in accordance with Section 5.1(b), the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(b) Each Company Option was validly granted or issued and properly approved by the Company’s board of directors (or appropriate committee thereof) in accordance with the terms of the Company Equity Plan. Each Company Option has been granted with an exercise price that was no less than the fair market value of the underlying equity securities of the Company on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code.

(c) The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholder Agreements). Except for the Company Stockholder Agreements, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.

(d) The Company does not have any Subsidiaries.

(e) Except as set forth in the Company Stockholder Agreements, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities between the Company and any other Person.

(f) The Company does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and the Company is not a partner or member of any partnership, limited liability company or joint venture.

(g) Section 3.2(g) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Company as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which holders of Company Shares may vote.

(h) Section 3.2(h) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Company.

(i) There are no debt instruments outstanding convertible into or otherwise entitling the holder thereof to any of the Company’s Equity Securities.

Section 3.3 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Stockholder Written Consent (including the approval of the Requisite Company Series E Majority), the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party, the performance of the Company’s obligations hereby and thereby and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or is contemplated to be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The affirmative vote or written consent of (i) the holders of a majority of the voting power of the outstanding Company Shares, voting together as a single class on an as-converted basis, and (ii) the Requisite Company Series E Majority, in each case, as delivered pursuant to the Company Stockholder Written Consent, is the only vote, consent or approval of the holders of any class or series of capital stock or other Equity Securities of the Company (whether under the DGCL, the Company’s Governing Documents, the Company Stockholder Agreements or otherwise) required to approve and adopt this Agreement, the Ancillary Documents to which the Company is or is contemplated to be a party, the performance of the Company’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby (including the Merger). The Company Preferred Share Conversion shall occur automatically in connection with the Merger pursuant to the Company’s Governing Documents without any further vote, consent or action of any holder of Company Preferred Shares.

(b) The Company Board has duly adopted resolutions (a) determining that entry into this Agreement and the other Ancillary Documents to which the Company is party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (b) approving this Agreement, such other Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (c) directing that this Agreement be submitted to the Company Stockholders entitled to vote thereon for adoption thereby and resolving to make the Company Board Recommendation, which resolutions have not been subsequently withdrawn or modified in a manner adverse to TCGX or Merger Sub.

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to TCGX a true and complete copy of the audited balance sheets of the Company as of December 31, 2024 and December 31, 2025 and the related audited statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Company for each of the periods then ended, which are attached as Section 3.4(a) of the Company Disclosure Schedules (the “Audited Financial Statements”). The Audited Financial Statements (including the notes thereto) (A) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), (B) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (C) were audited in accordance with the standards of the AICPA and contain an unqualified report of the Company’s auditors, and (D) were prepared from and accurately reflect the books and records of the Company.

(b) The unaudited balance sheets of the Company as of June 30, 2026 (the “Latest Balance Sheet”) and the related unaudited statements of operations and comprehensive loss, and cash flows of the Company for each of the six (6)-month periods then ended (the “Unaudited Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) will comply in all material respects with the applicable accounting requirements, and (iv) will be prepared from and accurately reflect the books and records of the Company.

(c) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which are Liabilities directly or indirectly related to a breach of Contract, breach of warranty, tort, infringement, Proceeding or violation of, or non-compliance with, Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this

Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company does not have any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

(d) The Company has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance (i) that all transactions are executed in accordance with management’s authorization, (ii) that all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s assets, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. The Company maintains and, for all periods covered by the Financial Statements, has maintained books and records of the Company in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Company in all material respects.

(e) Since the Lookback Date, the Company has not received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) a “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) the filing of the Certificate of Merger or (iii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to have a Company Material Adverse Effect.

(b) None of the execution or delivery by the Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Company of its obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Company’s Governing Documents, (ii) to the Company’s knowledge result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which the Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of the Company, except, in the case of any of clauses (ii) through (iv) above, as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Permits. The Company holds, and when required since the Lookback Date has held, all Permits that are required under any Law to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company (the “Material Permits”). Each Material Permit is in full force and effect in accordance with its terms, no written notice of suspension, limitation, revocation, cancellation, modification or termination of any Material Permit has been received by the Company, the Company is and, since the Lookback Date or since the date of issuance of such Material Permit (whichever period is shorter), has been in compliance in all material respects with its obligations under, and the terms of, each Material Permit, and there is no Proceeding pending or, to the Company’s knowledge, threatened that would reasonably be expected to result in the suspension, limitation, revocation, cancellation, modification or termination of any Material Permit.

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which the Company is a party as of the date of this Agreement, excluding any Employee Benefit Plan (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i) any Contract relating to Indebtedness for borrowed money of the Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of the Company;

(ii) any Contract under which the Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,000,000;

(iii) any Contract under which the Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by the Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,000,000;

(iv) (A) any joint venture or partnership Contract and (B) any profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from the Company in excess of $5,000,000 over the life of the Contract;

(v) any Contract (A) pursuant to which any third party grants to the Company a license, a covenant not to sue, assert, or enforce, an option, right of purchase or first or last refusal, or other right in or to any material Intellectual Property Rights owned by such third party, but excluding (1) non-exclusive licenses of uncustomized Software that is commercially available to the public generally with aggregate one-time or annual license, maintenance, support and other fees of $2,000,000 or less, and (2) Contracts under which a non-exclusive license is granted to the Company that is incidental to the receipt of services or deliverables; or (B) pursuant to which the Company grants to any third party a license, covenant not to sue, assert, or enforce an option, right of purchase or first or last refusal, right of first negotiation, or other right in or to any material Company Owned Intellectual Property, but excluding (1) non-exclusive licenses granted by the Company in the ordinary course of business, and (2) Contracts under which a non-exclusive license is granted by the Company that is incidental to the receipt of services or deliverables; for clarity, non-exclusive licenses that are excluded under clauses (A)(2) and (B)(2) hereof include customary cross-licenses, licenses to background Intellectual Property Rights, and material transfer agreements, in each case entered into with contract research organizations, contract development organizations, contract manufacturing organizations, consultants or other service providers in the ordinary course of business;

(vi) any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of TCGX or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of the Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer, in each case, in any material respect or that would so limit or purports to limit in any material respect, TCGX or any of its Affiliates after the Closing;

(vii) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by the Company in an amount in excess of (A) $2,000,000 annually or (B) $5,000,000 over the life of the agreement;

(viii) any Contract requiring the Company to guarantee the Liabilities of any Person (other than the Company) or pursuant to which any Person (other than the Company) has guaranteed the Liabilities of the Company, in each case in excess of $2,000,000;

(ix) any Contract under which the Company has, directly or indirectly, made or agreed to make any material loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(x) any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(xi) any Contract with any Person (A) pursuant to which the Company (or TCGX or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which the Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product;

(xii) any Contract (A) of employment with any current officer, employee or individual independent contractor of the Company whose annual base compensation exceeds $375,000 other than such Contracts that are terminable at-will without contractual severance or advance notice, or (B) providing for any material Change of Control Payment of the type described in clause (a) of the definition thereof;

(xiii) any Contract for the disposition of any material portion of the assets or business of the Company or for the acquisition by the Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which the Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xiv) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement in excess of $100,000 in any single instance or in excess of $500,000 in the aggregate, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any limitations or restrictions on the Company (or TCGX or any of its Affiliates after the Closing) from engaging or competing in any line of business in any jurisdiction; and

(xv) any other Contract the performance of which requires either (A) annual payments to or from the Company in excess of $2,000,000 or (B) aggregate payments to or from the Company in excess of $5,000,000 over the life of the agreement and, in each case, that is not terminable by the Company without penalty upon less than thirty (30) days’ prior written notice.

(b) (i) Each Material Contract is valid and binding on the Company and, to the knowledge of the Company, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against the Company and, to the Company’s knowledge, the counterparties thereto, (ii) the Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Material Contract by the Company or, to the Company’s knowledge, the counterparties thereto. The Company has made available to TCGX true and complete copies of all Material Contracts in effect as of the date hereof (other than purchase orders, invoices, and similar confirmatory or administrative documents that are ancillary to the main contractual relationship between the parties to a particular Contract or group of Contracts and that, in each case, do not contain any material executory or continuing terms, conditions, obligations or rights).

Section 3.8 Absence of Changes. During the period beginning on January 1, 2026 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) the Company has not taken any action that would require the consent of TCGX if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(iv)(A), Section 5.1(b)(viii), Section 5.1(b)(xi), Section 5.1(b)(xiv) or Section 5.1(b)(xv).

Section 3.9 Litigation. There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened against the Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Company. Neither the Company nor any of its properties or assets is subject to any material Order. As of the date hereof, there are no material Proceedings by the Company pending against any other Person.

Section 3.10 Compliance with Applicable Law. The Company (a) conducts (and since the Lookback Date has conducted) its business in compliance with all Laws and Orders applicable to the Company and is not in violation of any such Law or Order and (b) has not received any written communications or, to the Company’s knowledge, any other communications from a Governmental Entity that alleges that the Company is not in compliance with any Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, the Company has provided TCGX with true and complete copies of: (i) the Employee Benefit Plan (including any amendments, modifications or supplements thereto); (ii) the most recent summary plan descriptions and material modifications thereto; (iii) the most recent Form 5500 filings and nondiscrimination testing results, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the most recent determination letter (or opinion letter) received from the Internal Revenue Service, if any; (vi) the most recent actuarial valuation; (vii) all material or non-routine communications with any Governmental Entity within the last three (3) years; and (viii) a written description of the material terms of any Employee Benefit Plan that is not set forth in a written document.

(b) The Company has no Liability with respect to or under, and neither the Company nor any of its ERISA Affiliates sponsors, maintains, administers, contributes to or has any Liability to, or within the preceding six (6) years has sponsored, maintained, administered or contributed to, or had any Liability (whether direct or indirect, absolute or contingent and including on account of any ERISA Affiliate): (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. The Company has no Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage or for not more than one (1) month following a termination of employment pursuant to the terms of an Employee Benefit Plan in effect as of the date hereof and set forth in Section 3.11(a) of the Company Disclosure Schedules. The Company has no material Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Employee Benefit Plan is and has been operated, administered, maintained, and funded at all times in compliance with its terms and all applicable Laws in all material respects, including ERISA and the Code. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service, and to the Company’s knowledge there are no circumstances that could reasonably be expected to result in a revocation of such letter. The Company has not incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d) As of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened in writing claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Company, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Company or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Company.

(f) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of the Company under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

(g) The Company has no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.

(h) Each Employee Benefit Plan that is subject to Section 409A of the Code in all material respects has been administered in compliance, and is in documentary compliance, with the applicable provisions of Section 409A of the Code and the regulations thereunder.

(i) Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Company with respect to plans or arrangements maintained or sponsored a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued. The Company has never been a participating employer of a defined benefit or final salary pension scheme in the United Kingdom, including without limitation, party to any guarantee, indemnity, arrangement or agreement of any kind relating to the funding of any defined benefit scheme or which could give rise to any payment or contribution liability or any other liability of any kind to or in relation to any defined benefit or final salary pension scheme.

Section 3.12 Environmental Matters. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company:

(a) the Company is and, since the Lookback Date, has been in compliance with all Environmental Laws, including by timely possessing and complying with the terms and conditions of, and, to the extent applicable, filing timely applications to renew, all Material Permits required under Environmental Laws;

(b) the Company has not received any written communication or, to the Company’s knowledge, other communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, a failure to comply in any respect with, or Liability or alleged Liability pursuant to, any Environmental Laws;

(c) the Company is not subject to any outstanding Order, nor, to the Company’s knowledge, has any Order been threatened by any Governmental Entity, concerning alleged non-compliance with or Liability under Environmental Laws;

(d) there is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened against the Company pursuant to Environmental Laws;

(e) there have been no Releases of Hazardous Substances by the Company or, to the Company’s knowledge, by any other Person, at or from any properties that are currently owned, operated, leased or used by the Company, or to the Company’s knowledge, at properties that were formerly owned, operated, leased or used by the Company, that are reasonably likely to cause the Company to incur Liability pursuant to any Environmental Law;

(f) the Company has not manufactured, released, treated, stored, disposed of, arranged for the disposal of, transported, handled, or exposed any Person to, any Hazardous Substances; and

(g) the Company has not assumed by contract any Liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any claim, demand, suit or action threatened or asserted by any Person for any Liability under any Environmental Law or relating to any Hazardous Substances.

(h) The Company has made available to TCGX copies of all environmental assessments, audits and reports and all other material environmental, health and safety documents that are in the Company’s possession or control relating to the current or former operations, properties or facilities of the Company and the Company’s business (including Phase I and Phase II environmental site assessments).

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all issued or pending Company Registered Intellectual Property and (ii) Company Licensed Intellectual Property, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property and Registered Intellectual Property comprising Company Licensed Intellectual Property (A) the record (and, if different, beneficial) owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b) All necessary fees and filings with respect to any Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company Registered Intellectual Property in full force and effect. There are no material Proceedings, including litigation, interference, re-examination, inter partes review, reissue, opposition, nullity, or cancellation proceedings, pending that relate to any Company Registered Intellectual Property and no such material Proceedings have been threatened by any Governmental Entity or any other Person (in writing, or to the Company’s knowledge, otherwise).

(c) The Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property free and clear of all Liens or obligations to others (other than Permitted Liens). To the Company’s knowledge, the Company has valid and enforceable rights under all Company Licensed Intellectual Property free and clear of all Liens (other than Permitted Liens). None of the foregoing shall be interpreted as a representation or warranty regarding the infringement of Intellectual Property Rights of any third party. For all Patents owned by the Company, each inventor on such Patent has assigned their rights to the Company. All Persons who have created any material Intellectual Property Rights in the course of their work or service for or on behalf of the Company have assigned all of their right, title and interest in or to such Intellectual Property Rights to the Company (except to the extent ownership of such Intellectual Property Rights vests in the Company by operation of Law). The Company has not (i) transferred ownership of any material Company Owned Intellectual Property to any other Person, (ii) granted any exclusive license with respect to any material Company Owned Intellectual Property or material Company Licensed Intellectual Property to any other Person or (iii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis.

(d) The Company Owned Intellectual Property and the Company Licensed Intellectual Property constitute (i) all of the Intellectual Property Rights used or held for use by the Company in the operation of its business as of the date of this Agreement, and (ii) to the Company’s knowledge, all Intellectual Property Rights necessary and sufficient to enable the Company to conduct its business as currently conducted in all material respects; provided that the foregoing shall not be interpreted as a representation or warranty regarding infringement of the Intellectual Property Rights of any third party. The Company Registered Intellectual Property, and to the Company’s knowledge the Registered Intellectual Property comprising the Company Licensed Intellectual Property, are subsisting, and to the knowledge of the Company, are valid and enforceable. To the Company’s knowledge, all of the Company’s rights in and to the Company Registered Intellectual Property, the Company Owned Intellectual Property and the Company Licensed Intellectual Property are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(e) The Company has taken all commercially reasonable steps designed to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned or held by the Company. Without limiting the foregoing, the Company has not disclosed any such trade secrets, know-how or confidential information to any other Person unless such Person was bound to maintain the confidentiality thereof under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information owned or held by the Company, or of any written obligations with respect thereto.

(f) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Company or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(g) To the Company’s knowledge, neither the conduct of the business of the Company nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, misappropriates, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(h) Since the Lookback Date, there has been no Proceeding pending, nor has the Company received any written communications, (i) alleging that the Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting the Company to take a license under any Patent based on the assertion that any such Patent would be infringed by the exploitation of any products or services of the Company or by the conduct of the business of the Company.

(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or otherwise violating any Company Owned Intellectual Property in any material respect. Since the Lookback Date, the Company has not made any written claim against any Person alleging any infringement, misappropriation, or other violation of any Company Owned Intellectual Property in any material respect.

(j) The Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by the Company and/or its employees in connection with the Company’s business as currently conducted, except in each case as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company has not disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that constitutes Company Owned Intellectual Property, and to the Company’s knowledge no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of the Company subject to confidentiality obligations with respect thereto.

(k) Section 3.13(k) of the Company Disclosure Schedules sets forth all material Open Source Software that is incorporated or embedded in any proprietary Software of the Company by the Company as of the date of this Agreement. To the Company’s knowledge, the Company has not accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by the Company or is otherwise considered Company Owned Intellectual Property and that is distributed outside of the Company, or is otherwise used in a manner that may trigger or subject the Company to any obligations set forth in the license for such Open Source Software, any Open Source Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires the Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of the Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 3.14 Labor Matters.

(a) The Company is in material compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment, worker classification, prohibited discrimination, equal employment opportunities, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages and hours (including overtime wages), compensation and hours of work. Since the incorporation of the Company, (i) the Company (A) has not had any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has not had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of the Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Company has withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of the Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Company. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or governmental authority with respect to employment practices. The services provided by each current employee are terminable at the will of the Company and any such termination would result in no Liability to the Company. The Company has no material Liability, or to the knowledge of the Company, threats or claims of material Liability, with respect to any misclassification of: (1) any independent contractor rather than as an employee, (2) any employee leased from another employer, or (3) any employee currently or formerly classified as exempt from overtime wages.

(b) Since the incorporation of the Company, there has been no “mass layoff” or “plant closing” as defined by WARN related to the Company, and the Company has not incurred any material Liability under WARN nor will it incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(c) The Company is not and has never been a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group, nor to the knowledge of the Company is there any duty on the part of the Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since the Lookback Date, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting the Company. To the Company’s knowledge, since the Lookback Date, there have been no labor organizing activities with respect to any employees of the Company.

(d) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Company has occurred within the past six (6) months or is currently contemplated, planned or announced. The Company is not aware that any of its employees or contractors intend to terminate their employment with the Company.

(e) No allegations of discrimination, sexual harassment, sexual misconduct or retaliation while employed by, or providing services to, the Company have been made against any employee (in their capacity as such), and the Company has not entered into any settlement agreement or conducted any investigation related to allegations of discrimination, sexual harassment, sexual misconduct or retaliation by or regarding any employee or other representative of the Company (in their capacity as such). To the extent required by applicable Law, the Company has established and distributed to its employees a policy against harassment and a complaint procedure, and it has required all current employees, independent contractors and advisors to undergo anti-harassment training.

Section 3.15 Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by the Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to TCGX. As of the date of this Agreement, no claim by the Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 3.16 Tax Matters.

(a) The Company has prepared and timely filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and the Company has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) The Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

(c) The Company is not currently the subject of a Tax audit or examination with respect to material Taxes. The Company has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) The Company has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Tax Authority with respect to the Company, which agreement or ruling would be effective after the Closing Date.

(f) The Company is not, nor has it been, a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of the Company other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, the Company was not a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) The Company (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return and (ii) does not have any material Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k) The Company is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) or a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) The Company is tax resident only in its jurisdiction of organization, incorporation, or formation, as applicable.

(m) The Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the country in which it is organized.

(n) The Company has not taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date of any TCGX Party, a TCGX stockholder or any of their respective Affiliates, in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment.

Section 3.17 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which the Company has any obligation.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. The Company does not own any real property.

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by the Company (the “Leased Real Property”) and all Real Property Leases pursuant to which the Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to TCGX. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the Company party thereto, enforceable in accordance with its terms against the Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by the Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by any counterparty to any Real Property Lease. The Company’s possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been materially disturbed, and to the Company’s knowledge there are no material disputes with respect to any Real Property Lease. Except as set forth in Section 3.18(b) of the Company Disclosure Schedules, as of the date hereof, the Company has not (i) subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof; or (ii) collaterally assigned or granted any other security interest in any Real Property Lease or any interest therein.

(c) Personal Property. The Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Company reflected in the Financial Statements or thereafter acquired by the Company, except for assets disposed of in the ordinary course of business.

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) the Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Company or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) the Company entered into in the ordinary course of business, (ii) Contracts with respect to a Company Stockholder’s or a holder of Company Options’ status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in the Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, vendor, partner, customer, lessor or other material business relation of the Company, (C) is a supplier or vendor, (D) owes any material amount to, or is owed any material amount by, the Company (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to any transaction entered into after the date of this Agreement that is either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

Section 3.20 Data Privacy and Security.

(a) The Company, and to the Company’s knowledge, all third parties Processing Personal Data on behalf of, and/or sharing Personal Data with, the Company (collectively, “Data Partners”), materially comply and have at all times since the Lookback Date materially complied with all applicable (i) Privacy Laws, (ii) policies, notices, and/or statements related to privacy, security or the Processing of Personal Data (each, a “Privacy Policy”), and (iii) contractual commitments related to privacy, security, or the Processing of Personal Data (collectively, the “Privacy Requirements”). The Company has at all times provided a Privacy Policy to individuals prior to the collection of any Personal Data, and all such Privacy Policies are and have at all times been, in all material respects, accurate, consistent and complete and not misleading or deceptive, including by omission. The execution, delivery, and performance of this Agreement and the transactions contemplated hereby do not and will not materially conflict with or result in a material breach of any Privacy Requirements or otherwise prohibit the transfer of Personal Data to TCGX.

(b) The Company has implemented and complies with procedures for conducting due diligence on all Data Partners to assess their information security program and compliance with Privacy Laws before allowing them to access, receive or otherwise Process Personal Data. The Company has at all times had contracts in place with all Data Partners which impose on such Data Partners obligations related to privacy, security, and the Processing of Personal Data that, at a minimum, comply with Privacy Requirements. The Company takes commercially reasonable steps to monitor all Data Partners to verify their compliance with Privacy Requirements.

(c) The Company has at all times implemented, maintained, and complied with, and required all Data Partners to at all times implement, maintain and comply with, technical, physical, and organizational measures and a written information security program, in each case, materially compliant with Privacy Requirements and designed to protect Personal Data, confidential information, and the Company’s IT Systems against Security Incident. The Company regularly tests its written information security program by conducting security audits, penetration tests, and/or vulnerability scans, and the Company has not identified any medium, high, or critical vulnerabilities that have not been fully remediated. Neither the Company, nor any Data Partner Processing Personal Information on behalf of the Company, has experienced any Security Incidents.

(d) In relation to any Security Incident and/or actual, alleged, or potential violation of a Privacy Requirement, neither the Company nor any Data Partner has (i) notified or been required to notify any Person, (ii) received any notice of any pending Proceedings, inquiry, request, claim, complaint, correspondence or other communication from, or been the subject of any investigation or enforcement action by, any Person.

(e) The Company owns or has a license to use the Company IT Systems as necessary to operate its business as currently conducted. The Company IT Systems (i) operate and perform, and have been maintained, in all material respects as required for the conduct of the business of the Company, (ii) since the Lookback Date, have not experienced any malfunctions or outages that caused a material disruption to the conduct of the business of the Company, and (iii) are sufficient for the immediate and reasonably foreseeable needs of the conduct of the business of the Company. The Company (x) employs and maintains commercially reasonable measures to protect the integrity and security of the Company IT Systems (and the data stored or contained therein or processed thereby) against any defect, bugs, malware or virus, unauthorized use, access, interruption, modification and corruption, and (y) has implemented and maintains commercially reasonable data backup, data storage, system redundancy, business continuity, and disaster avoidance and recovery plans, procedures and systems with respect to the Company IT Systems, in each case consistent with industry practice and in material compliance with all applicable contractual obligations.

Section 3.21 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Company, any of its respective officers, directors, or employees or, to the Company’s knowledge, any of its other Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since the Lookback Date, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or ordinarily resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, Cuba, Iran, North Korea, and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine, collectively, “Sanctioned Countries”); (iii) an entity 50% or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) – (iii) or any Sanctioned Country in violation of Sanctions and Export Control Laws; or (v) otherwise engaged in any direct or indirect transactions or dealings in violation of Sanctions and Export Control Laws.

(b) In the past five (5) years, neither the Company, any of its respective officers, directors, or employees or, to the Company’s knowledge, any of its other Representatives, or any other Persons (in each case, while acting for or on behalf of any of the foregoing) has, directly or indirectly, violated any Anti-Corruption Laws.

(c) In the past five (5) years, neither the Company, any of its respective officers, directors, or employees or, to the Company’s knowledge, any of its other Representatives, or any other Persons (in each case, while acting for or on behalf of any of the foregoing) has, directly or indirectly, (i) made, offered, promised, paid, authorized, solicited, requested, or received any unlawful bribes, kickbacks or other similar payments or anything of value to or from any Person, including any government official: (A) to influence any official act or decision of a government official; (B) to induce a government official to do or omit to do any act in violation of a lawful duty; (C) to induce a government official to influence the act or decision of a Governmental Entity; (D) to secure any improper business advantage; or (E) to obtain or retain business in any way related to the Company, (ii) made or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, solicited, authorized, promised or paid any improper payment or anything of value under any Anti-Corruption Laws.

(d) To the Company’s knowledge, neither the Company, any of its respective officers, directors, or employees or any of its other Representatives (acting in their capacity as such) has been the subject of any actual, suspected, or threatened allegations, investigations (internal or governmental), litigation, voluntary or directed disclosures to any Governmental Entity, or whistleblower reports in any way related to the Anti-Corruption Laws.

Section 3.22 Information Supplied.

None of the information supplied or to be supplied by or on behalf of the Company expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing TCGX Holders or at the time of the TCGX Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23 Regulatory Compliance.

(a) The Company holds, and since the Lookback Date has held, all Regulatory Permits that are necessary for it to conduct its business. The Company is, and since the Lookback Date has been, in compliance in all material respects with all Regulatory Permits, and to the knowledge of the Company, no event, circumstance or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of the Company to be in compliance in all material respects with the terms of any such Regulatory Permit. To the knowledge of the Company, (i) no Governmental Entity is considering limiting, suspending or revoking any Regulatory Permit and (ii) each third party that is a manufacturer, contractor or agent for the Company is in compliance in all material respects with all Regulatory Permits required by all applicable Healthcare Laws insofar as they reasonably pertain to the Company Products.

(b) All Company Products are being, and since the Lookback Date have been, developed, tested, investigated, manufactured, prepared, packaged, labeled and distributed in compliance in all material respects with the applicable requirements and Laws of the FDA and any comparable Governmental Entity.

(c) The clinical trials conducted by or on behalf of the Company are being and have been conducted in all material respects in accordance with all applicable clinical trial protocols, informed consents and applicable requirements and Laws of the FDA and any comparable Governmental Entity.

(d) No Company Products have been seized, withdrawn, recalled, detained or subject to a suspension (other than in the ordinary course of business) of research, manufacturing or distribution. As of the date of this Agreement, no Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, revocation, suspension, import detention or seizure of any Company Product are pending or, to the Company’s knowledge, threatened in writing against the Company, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(e) Neither the Company, any of its respective directors, managers, officers, employees, nor to the knowledge of the Company, any agents or independent contractors, including clinical trial investigators, coordinators, or monitors (i) have been excluded, debarred, suspended or are otherwise ineligible for participation in any federal healthcare program (including Medicare or Medicaid) and/or any other healthcare program or reimbursement Contract or pursuant to 21 U.S.C. § 335a and similar Laws, (ii) have been listed on the General Services Administration System for Award Management Exclusion List or the Office of Inspector General List of Excluded Individuals/Entities, (iii) have received notice from the FDA, any other Governmental Entity and/or any federal healthcare program and/or any other healthcare program or reimbursement Contract that it is the subject of a Proceeding that could reasonably be expected to result in exclusion, debarment, suspension, disqualification or restriction or (iv) have been convicted of any crime or engaged in any conduct for which (A) debarment is mandated or permitted by 21 U.S.C. § 335a or (B) such Person could be excluded from participating in the federal healthcare programs under Section 1128 of the Social Security Act or any similar Law. To the knowledge of the Company, no officer, employee or agent of the Company has (x) made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity; (y) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity; or (z) committed an act, made a statement or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Governmental Entity to refuse to grant or to suspend, revoke, cancel, or materially modify a Regulatory Permit for any Company Product.

(f) The Company is in compliance, and since the Lookback Date has been in compliance, with all applicable Healthcare Laws, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. Since the Lookback Date, the Company has not received any written communications or, to the Company’s knowledge, any other communications from a Governmental Entity that alleges that the Company is not in compliance with any Healthcare Law. There have been no Proceedings or Orders, and no such Proceedings are pending or threatened in writing against the Company related to compliance with Healthcare Laws, product liability for the Company Products or the Company’s services. To the Company’s knowledge, the Company does not have any Liability for failure to comply with any Healthcare Laws.

(g) The Company is not a party to, nor has any ongoing reporting, disclosure or compliance obligations pursuant to or under, any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, non-prosecution agreements, consent decrees, settlement Orders, or similar Contracts with or imposed by any Governmental Entity.

Section 3.24 CFIUS.

The Company (i) does not produce, design, test, manufacture, fabricate, or develop any critical technologies as defined in 31 C.F.R. § 800.215; (ii) does not perform the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure as defined in 31 C.F.R. § 800.212; and (iii) does not maintain or collect sensitive personal data, and has no demonstrated business objective to do so in the future, as described in 31 C.F.R. § 800.241, and, therefore, the Company is not a “TID U.S. business” as defined in 31 C.F.R. § 800.248.

Section 3.25 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the TCGX Parties and (ii) it has been furnished with or given access to such documents and information about the TCGX Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any TCGX Party, any TCGX Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the TCGX Parties, any TCGX Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.26 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY TCGX PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY THAT HAVE BEEN MADE AVAILABLE TO ANY TCGX PARTY, OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY TCGX PARTY OR TCGX NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF THE COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY TCGX PARTY OR TCGX NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE TCGX PARTIES

Subject to Section 8.8, except (a) as set forth on the TCGX Disclosure Schedules, or (b) except as set forth in any TCGX SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each TCGX Party, jointly and not severally, hereby represents and warrants to the Company, in each case, as of the date of this Agreement, as follows:

Section 4.1 Organization and Qualification. Each TCGX Party is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).

Section 4.2 Authority.

(a) Subject to the receipt of the TCGX Shareholder Approval:

(i) each TCGX Party has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby;

(ii) the execution and delivery of this Agreement, the Ancillary Documents to which a TCGX Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such TCGX Party; and

(iii) this Agreement has been and each Ancillary Document to which a TCGX Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such TCGX Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such TCGX Party (assuming this Agreement has been and the Ancillary Documents to which such TCGX Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such TCGX Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(b) At a meeting duly called and held, prior to the execution of this Agreement, the TCGX Board unanimously and duly adopted resolutions (a) determining that entry into this Agreement and the other Ancillary Documents to which TCGX is party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, are advisable and fair to, and in the best interest of, TCGX and its shareholders, (b) approving this Agreement, such other Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (c) resolving to recommend that the shareholders of TCGX adopt this Agreement and approve the Merger and the other transactions contemplated hereby, which resolutions have not been subsequently withdrawn or modified in a manner adverse to the Company.

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a TCGX Party with respect to such TCGX Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) such filings with and approvals of Nasdaq to permit the TCGX Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iii) such filings and approvals required in connection with the Domestication, the TCGX Certificate of Incorporation and the TCGX Bylaws, (iv) the filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, (vi) the TCGX Shareholder Approval or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a TCGX Material Adverse Effect.

(b) Subject to the receipt of the TCGX Shareholder Approval, none of the execution or delivery by a TCGX Party of this Agreement or any Ancillary Document to which it is or will be a party, the performance by a TCGX Party of its obligations hereunder or thereunder or the consummation by a TCGX Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Governing Documents of a TCGX Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a TCGX Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such TCGX Party or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of a TCGX Party, except in the case of any of clauses (ii) through (iv) above, as would not have a TCGX Material Adverse Effect.

Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the TCGX Disclosure Schedules (which fees shall be the sole responsibility of TCGX, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any TCGX Party or any of its Affiliates for which a TCGX Party has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of either TCGX Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing TCGX Holders or at the time of the TCGX Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by any TCGX Party with respect to information or statements made or incorporated by reference in the Registration Statement / Proxy Statement that were not supplied by or on behalf of the TCGX Parties for use therein.

Section 4.6 Capitalization of the TCGX Parties.

(a) Section 4.6(a) of the TCGX Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding TCGX Shares as of immediately prior to the consummation of the Domestication. All outstanding Equity Securities of TCGX (except to the extent such concepts are not applicable under the applicable Law of TCGX’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) as of immediately prior to the consummation of the Domestication have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (x) were not issued in violation of the Governing Documents of TCGX, (y) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of TCGX) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person and (z) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, in each case under clauses (y) and (z), in all material respects. Except for the TCGX Shares set forth on Section 4.6(a) of the TCGX Disclosure Schedules (taking into account, for the avoidance of doubt, any changes or adjustments to the TCGX Shares as a result of, or to give effect to, the Domestication), immediately prior to Closing and before giving effect to the PIPE Financing and assuming that no TCGX Shareholder Redemptions are effected, there shall be no other Equity Securities of TCGX issued and outstanding.

(b) Immediately after the Effective Time, (i) the authorized share capital of TCGX will consist of 1,010,000,000 TCGX Shares and 10,000,000 shares of preferred stock, par value $0.0001 per share and (ii) all of the issued and outstanding TCGX Shares (A) will be duly authorized, validly issued, fully paid and non-assessable, (B) will have been issued in compliance in all material respects with applicable Law and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which TCGX is a party or bound.

(c) Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, or as otherwise either permitted pursuant to Section 5.10 or issued, granted or entered into, as applicable, in accordance with Section 5.10, or pursuant to the forward purchase agreement entered into in connection with TCGX’s initial public offering, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in each case, that could require TCGX to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of TCGX.

(d) The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Sub is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by TCGX free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Governing Documents of Merger Sub). As of the date of this Agreement, TCGX has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.

Section 4.7 SEC Filings. TCGX has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “TCGX SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional TCGX SEC Reports”). Each of the TCGX SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional TCGX SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the TCGX SEC Reports or the Additional TCGX SEC Reports (for purposes of the Additional TCGX SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the TCGX SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional TCGX SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the TCGX SEC Reports.

Section 4.8 Trust Account. As of the date of this Agreement, TCGX has cash in the Trust Account amounting to approximately $86.7 million as of the date of this Agreement. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations or in cash and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of August 6, 2026 (the “Trust Agreement”), between TCGX and Odyssey, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust

Agreement in the TCGX SEC Reports to be inaccurate in any material respect or, to TCGX’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing TCGX Holders who shall have elected to redeem their TCGX Shares pursuant to the Governing Documents of TCGX or in connection with an amendment thereof to extend TCGX’s deadline to consummate a business combination or (iii) if TCGX fails to complete a business combination within the allotted time period set forth in the Governing Documents of TCGX and liquidates the Trust Account, subject to the terms of the Trust Agreement, TCGX (in limited amounts to permit TCGX to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of TCGX) and then the Pre-Closing TCGX Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of TCGX and the Trust Agreement. TCGX has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of TCGX, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since August 6, 2026, TCGX has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing TCGX Holders who have elected to redeem their TCGX Shares pursuant to the Governing Documents of TCGX or in connection with an amendment thereof to extend TCGX’s deadline to consummate a business combination, each in accordance with the terms of and as set forth in the Trust Agreement, TCGX shall have no further obligation under either the Trust Agreement or the Governing Documents of TCGX to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9 Transactions with Affiliates. Section 4.9 of the TCGX Disclosure Schedules sets forth all Contracts between (a) TCGX, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of either TCGX or the Sponsor, on the other hand (each Person identified in this clause (b), a “TCGX Related Party”), other than (i) Contracts with respect to a TCGX Related Party’s employment with, or the provision of services to, TCGX entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10 and (iii) any Permitted Sponsor Subscription. Except as set forth on Section 4.9 of the TCGX Disclosure Schedules or as either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10, no TCGX Related Party (A) owns any interest in any material asset used in the business of TCGX, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of TCGX or (C) owes any material amount to, or is owed any material amount by, TCGX. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “TCGX Related Party Transactions”.

Section 4.10 Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to TCGX’s knowledge, threatened against or involving any TCGX Party that, if adversely decided or resolved, would be material to the TCGX Parties, taken as a whole. As of the date of this Agreement, none of the TCGX Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any TCGX Party pending against any other Person.

Section 4.11 Compliance with Applicable Law. Each TCGX Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a TCGX Material Adverse Effect.

Section 4.12 Business Activities.

(a) Since its incorporation, TCGX has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business or similar combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in this Agreement or the Ancillary Documents, there is no Contract binding upon any TCGX Party or to which any TCGX Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b) Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or continuing corporate existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.13 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of TCGX’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) TCGX has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of TCGX’s financial reporting and the preparation of TCGX’s financial statements for external purposes in accordance with GAAP and (ii) TCGX has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to TCGX is made known to TCGX’s principal executive officer and principal financial officer by others within TCGX.

(b) TCGX has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, TCGX has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding TCGX Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of TCGX, threatened against TCGX by Nasdaq or the SEC with respect to any intention by such entity to deregister TCGX Class A Shares or prohibit or terminate the listing of TCGX Class A Shares on Nasdaq. TCGX has not taken any action that is designed to terminate the registration of TCGX Class A Shares under the Exchange Act.

(d) The TCGX SEC Reports contain true and complete copies of the applicable TCGX Financial Statements. The TCGX Financial Statements (i) fairly present in all material respects the financial position of TCGX as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited TCGX Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) TCGX has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for TCGX’s and its Subsidiaries’ assets. TCGX maintains and, for all periods covered by the TCGX Financial Statements, has maintained books and records of TCGX in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of TCGX in all material respects.

(f) Since its incorporation, TCGX has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of TCGX to TCGX’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of TCGX to TCGX’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of TCGX who have a significant role in the internal controls over financial reporting of TCGX.

Section 4.14 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the TCGX Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the TCGX Disclosure Schedules), (c) incurred in connection with or incident or related to a TCGX Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.10(d) or incurred in accordance with Section 5.10(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the TCGX Financial Statements included in the TCGX SEC Reports, none of the TCGX Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15 Tax Matters.

(a) Each TCGX Party has prepared and timely filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each TCGX Party has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Each TCGX Party has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

(c) No TCGX Party is currently the subject of a Tax audit or examination with respect to material taxes. No TCGX Party has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) No TCGX Party has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Tax Authority with respect to any TCGX Party, which agreement or ruling would be effective after the Closing Date.

(f) None of the TCGX Parties is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of any TCGX Party other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no TCGX Party was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) No TCGX Party (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was TCGX) or (ii) has any material Liability for the Taxes of any Person (other than a TCGX Party) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a TCGX Party does not file Tax Returns that such TCGX Party is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k) No TCGX Party is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) or a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Each TCGX Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(m) No TCGX Party has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) None of the TCGX Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment. To the knowledge of TCGX, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by the Company or a Company Stockholder or any of their respective Affiliates, in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment.

Section 4.16 Investigation; No Other Representations.

(a) Each TCGX Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Company and (ii) it has been furnished with or given access to such documents and information about the Company and its business and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each TCGX Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each TCGX Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.17 Compliance with International Trade & Anti-Corruption Laws.

(a) Since the Lookback Date, neither TCGX nor, to TCGX’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or ordinarily resident in a Sanctioned Country; (iii) an entity 50% or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) – (iii) or any Sanctioned Country in violation of Sanctions and Export Control Laws; or (v) otherwise engaged in any direct or indirect transactions or dealings in violation of Sanctions and Export Control Laws.

(b) In the past five (5) years, neither TCGX nor, to TCGX’s knowledge, any of their Representatives, or any other Persons (in each case, while acting for or on behalf of any of the foregoing) has, directly or indirectly, (i) made, offered, promised, paid, solicited, requested, or received any unlawful bribes, kickbacks or other similar payments or anything of value to or from any Person, including any government official, (ii) made or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, solicited, requested, authorized, promised or paid any improper payment or anything of value under any Anti-Corruption Laws.

Section 4.18 Fairness Opinion. TCGX has received the opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other conditions contained therein, the Aggregate Transaction Share Consideration to be paid by TCGX pursuant to this Agreement is fair, from a financial point of view, to the public shareholders of TCGX other than the Sponsor and its Affiliates (the “Fairness Opinion”).

Section 4.19 Foreign Person. Unless disclosed to the Company in writing, each of TCGX and the Sponsor (i) is not a “foreign person” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), (ii) is not “controlled” by a foreign person within the meaning of the DPA, and (iii) does not and will not permit any foreign person affiliate – whether affiliated as a limited partner or otherwise – to obtain through TCGX or the Sponsor any of the following with respect to the Company and within the meaning of the DPA: (a) access to any “material nonpublic technical information” in the possession of the Company; (b) membership or observer rights on the Company Board or equivalent governing body of the Company or the right to nominate an individual to a position on the Company Board or equivalent governing body of the Company; (c) any “involvement,” other than through the voting of shares, in the “substantive decisionmaking” of the Company regarding (i) the use, development, acquisition, or release of “critical technology”; (ii) the use, development, acquisition, safekeeping, or release of “sensitive personal data” of U.S. citizens maintained or collected by the Company; or (iii) the management, operation, manufacture or supply of “covered investment critical infrastructure”; or (d) “control” of the Company.

Section 4.20 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NONE OF THE TCGX PARTIES, ANY TCGX NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH TCGX PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY TCGX PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY TCGX PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH TCGX PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING

MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY TCGX PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY TCGX PARTY, ANY TCGX NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by TCGX (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed (provided, that TCGX shall be deemed to have consented in writing if it provides no acknowledgment of receipt within five (5) Business Days after the Company has made a request for such consent in writing), and that the authorized representatives of TCGX for purposes of this Section 5.1 are listed on Section 5.1 of the TCGX Disclosure Schedules), (i) operate the business of the Company in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets and properties of the Company, and preserve the Company’s relationships with its key customers and suppliers.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by TCGX (which consent shall not be unreasonably conditioned, withheld or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of the Company or repurchase or redeem any outstanding Equity Securities of the Company;

(ii) (A) merge, consolidate, combine or amalgamate the Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii) adopt any amendments, supplements, restatements or modifications to the Company’s Governing Documents or the Company Stockholder Agreements;

(iv) (A) sell, assign, abandon, lease, exclusively license or otherwise dispose of any material assets or properties of the Company, other than inventory or obsolete equipment in the ordinary course of business, or (B) subject any material assets or properties of the Company to any Lien (other than any Permitted Liens);

(v) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of the Company or (B) any options, warrants, rights of conversion, other equity-based awards or other rights, agreements, arrangements or commitments obligating the Company to issue, deliver or sell any Equity Securities of the Company, other than (i) the issuance of Company Common Shares upon the exercise of any Company Options outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement, (ii) the conversion of Company Preferred Shares outstanding as of the date of this Agreement in connection with the Company Preferred Share Conversion, and (iii) the grant and issuance of Company Options to newly hired or newly engaged employees and individual independent contractors of the Company under the Company Equity Plan in the ordinary course of business, provided that (x) the aggregate number of Company Common Shares subject to Company Options granted pursuant to this clause (iii) shall not exceed 1,200,000 Company Options and (y) each such Company Option shall be granted with a per share exercise price not less than the fair market value of a Company Common Share as of the date of grant, as determined by the Company Board in good faith on the basis of a valuation report prepared in accordance with Section 409A of the Code and dated no earlier than the date of this Agreement;

(vi) incur, create or assume any Indebtedness, other than ordinary course trade payables, or guarantee any Liability of any Person;

(vii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than the reimbursement of expenses of employees or advancements in the ordinary course of business;

(viii) except as required under the terms of any Employee Benefit Plan of the Company that is set forth on Section 3.11(a) of the Company Disclosure Schedules, (A) amend or modify in any material respect, adopt, enter into or terminate any Employee Benefit Plan of the Company or any benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement (excluding any individual offer letter, employment agreement or consulting agreement, in each case, that is substantially similar to the Company’s standard form), (B) increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company, except for such increases made in the ordinary course of business consistent with past practice with respect to employees with annual base compensation of $375,000 or below, (C) take any action to amend or waive any performance or vesting criteria or to accelerate any payment, right to payment, or benefit, or the funding of any payment or benefit, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company, (D) waive or release any noncompetition, non-solicitation, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company or (E) hire, engage or terminate (other than for cause) the employment or engagement of any director, officer, employee or individual independent contractor of the Company with annual base compensation in excess of $375,000;

(ix) make (other than consistent with past practice), change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(x) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Company in excess of $2,500,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material non-monetary obligations, any limitations or restrictions on, the Company (or TCGX or any of its Affiliates after the Closing), including from engaging or competing in any line of business in any jurisdiction;

(xi) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement) involving the Company;

(xii) change the Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiii) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Document;

(xiv) make any Change of Control Payment that is not set forth on Section 3.2(h) of the Company Disclosure Schedules or make any payment with respect to a Company Related Party Transaction that is not set forth on Section 5.1(b)(xiv) of the Company Disclosure Schedules;

(xv) (A) amend, modify or terminate any Material Contract outside the ordinary course of business, (B) waive any material benefit or right under any Material Contract, or (C) enter into any Contract that would constitute a Material Contract had such Contract been effective prior to the date of this Agreement;

(xvi) sell, transfer, license, assign, abandon, cancel, permit to lapse, fail to maintain or otherwise dispose of any Company Owned Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business; or

(xvii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give TCGX, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing.

Section 5.2 Efforts to Consummate; Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party is contemplated to be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Investor Subscription Agreements and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including, from and after the Effective Time, TCGX)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. TCGX shall promptly inform the Company of any communication between any TCGX Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform TCGX of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and its respective Affiliates shall not extend any waiting period, review period or comparable period applicable to any Consent of a Governmental Entity or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of TCGX and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of the Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with TCGX’s and the Company’s prior written consent.

(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the TCGX Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any TCGX Party) or TCGX (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents; provided that documents and information provided to the other Party pursuant to this paragraph (i) may be redacted (A) to remove references to valuation of the Company, (B) to comply with contractual arrangements or (C) to preserve legal privilege and/or (ii) may be designated as “outside counsel only,” in which case such documents and information shall be provided only to outside counsel and consultants retained by such counsel. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any TCGX Party, the Company, or, in the case of the Company, TCGX in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any TCGX Party, the Company, or, in the case of the Company, TCGX, the opportunity to attend and participate in such meeting or discussion.

(c) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, TCGX shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity interests of, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could be expected to (x) impose any material delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (y) increase the risk of any Governmental Entity entering a governmental Order prohibiting the consummation of the transactions contemplated by this Agreement, or (z) materially delay the consummation of the transactions contemplated by this Agreement.

(d) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, TCGX, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of TCGX, any of the TCGX Parties or any of their respective Representatives (in their capacity as a representative of a TCGX Party) or, in the case of the Company, the Company or any of its respective Representatives (in their capacity as a representative of the Company). TCGX and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, the Company shall, subject to and without limiting the covenants and agreements, and the rights of TCGX, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided however, that in no event shall the Company or any of its respective Representatives settle or compromise any Transaction Litigation without the prior written consent of TCGX (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for TCGX to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of each TCGX Party and Representative that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by any TCGX Party or Representative thereof or would otherwise constitute a Liability of TCGX or (y) any non-monetary, injunctive, equitable or similar relief against any TCGX Party or (C) contains an admission of wrongdoing or Liability by a TCGX Party or any of its Representatives). Without limiting the generality of the foregoing, in no event shall TCGX, any of the TCGX Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to TCGX and its Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of the Company (in a manner so as to not interfere with the normal business operations of the Company) for the purpose of consummating the Merger. Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to TCGX or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and any TCGX Party, any TCGX Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation or other Proceeding and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law or Order.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, TCGX shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the TCGX Parties (in a manner so as to not interfere with the normal business operations of the TCGX Parties). Notwithstanding the foregoing, TCGX shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any TCGX Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of any TCGX Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any TCGX Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), TCGX shall use, and shall cause the other TCGX Parties to use, reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a TCGX Party or the Sponsor or any of their respective Representatives, on the one hand, and the Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation or other Proceeding and such information is reasonably pertinent thereto; provided that TCGX shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law or Order.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and TCGX or, after the Closing, TCGX; provided, however, that each Party, the Sponsor and their respective Representatives may make any such announcement or other communication (i) if such press release, announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Person shall, to the extent permitted by applicable Law use reasonable best efforts to consult with the Company, if the disclosing Person is a TCGX Party, the Sponsor, or TCGX, if the disclosing party is the Company or any of its Representatives, and give the Company or TCGX, as applicable, the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, or (B) after the Closing, the disclosing Person and/or its Representatives, as applicable, shall, to the extent permitted by applicable Law, use reasonable best efforts to consult with TCGX and give TCGX the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, (ii) to the extent such press release, announcement or other communication contains only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Sponsor and its Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and TCGX prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the date hereof. Promptly after the execution of this Agreement, TCGX shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and TCGX shall consider such comments in good faith. The Company, on the one hand, and TCGX, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or TCGX, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by the Company and TCGX prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), TCGX shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which Closing Filing shall be mutually agreed upon by the Company and TCGX prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or TCGX, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters.

(a) Tax Treatment.

(i) The Parties intend that the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the Parties shall (and shall cause their respective Affiliates to) use reasonable best efforts to cause it to so qualify. The Parties intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Merger to so qualify. If the Company reasonably determines that there is a significant risk that the Merger may not so qualify, but would reasonably be expected to so qualify if a second-step merger of the Surviving Company with and into a limited liability company disregarded as an entity separate from TCGX for U.S. federal income tax purposes were consummated, in accordance with Delaware law, as promptly as practicable following the Merger (such second-step merger, the “Second Merger”), the Company shall notify and consult with TCGX promptly after such determination, and the Parties shall use reasonable best efforts to restructure the transactions contemplated by this Agreement to incorporate the Second Merger so that (and to the extent) the Merger and the Second Merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) TCGX and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Merger qualifying for the Intended Tax Treatment, and (B) in the case of TCGX, the Domestication qualifying for the Intended Tax Treatment.

(iii) If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, TCGX and the Company shall deliver to Latham & Watkins LLP and Cooley LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if an opinion regarding qualification of the Domestication for its Intended Tax Treatment is required, TCGX shall use commercially reasonable efforts to cause Latham & Watkins LLP to furnish such an opinion, subject to customary assumptions and limitations, and, if an opinion regarding qualification of the Merger for its Intended Tax Treatment is required, the Company shall use commercially reasonable efforts to cause Cooley LLP to furnish such an opinion, subject to customary assumptions and limitations; provided, however, that, notwithstanding anything herein to the contrary, nothing in this Agreement shall require (x) any counsel to the Company or its advisors to provide an opinion with respect to any Tax matters relating to or affecting Merger Sub, TCGX or its shareholders, including that the Domestication qualify for its Intended Tax Treatment, and (y) any counsel to TCGX or its advisors to provide an opinion with respect to any Tax matters relating to or affecting the Company or the holders or beneficial owners of equity or other securities of the Company, including that the Merger qualifies for its Intended Tax Treatment; provided, further, that neither this provision nor any other provision in this Agreement shall require the provision of a Tax opinion by any Party’s counsel or advisors to be a condition precedent to the Closing.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any tax audit or proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the Pre-Closing TCGX Holders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of TCGX’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing Date, including timely providing (A) a PFIC Annual Information Statement (within the meaning of Treasury Regulations Section 1.1295-1(g)(1)) to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(c) TCGX Taxable Year. The Parties agree to treat, in accordance with Treasury Regulations Section 1.367(b)-2(f)(4), the taxable year of TCGX as ending on the date of the Domestication for U.S. federal income tax purposes.

(d) Transfer Taxes. Any transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions set forth herein (collectively, “Transfer Taxes”) shall be borne and paid by TCGX.

Section 5.6 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, induce, knowingly encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or that would reasonably be expected to lead to, a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of the Company (or any Affiliate or successor of the Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify TCGX promptly upon receipt of any Company Acquisition Proposal, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep TCGX reasonably informed on a current basis of any modifications to such offer or information.

(b) Except with respect to any Permitted Sponsor Subscription, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the TCGX Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, induce, knowingly encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or that would reasonably be expected to lead to a TCGX Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that would reasonably be expected to lead to, a TCGX Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a TCGX Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any TCGX Party (or any Affiliate or successor of any TCGX Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. TCGX agrees to (A) notify the Company promptly upon receipt of any TCGX Acquisition Proposal by any TCGX Party, and to describe the material terms and conditions of any such TCGX Acquisition Proposal in reasonable detail (including the identity of any person or entity making such TCGX Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.

Section 5.7 Preparation of Registration Statement / Proxy Statement. The Company shall promptly provide to TCGX such information concerning the Company and the Company Stockholders as is either required by the federal securities laws or reasonably requested by TCGX for inclusion in the Registration Statement / Proxy Statement. As promptly as practicable after the receipt by TCGX from the Company of all such information, including the Required Company Financial Statements, TCGX and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either TCGX or the Company, as applicable), and TCGX shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of TCGX which will be included therein and which will be used for the TCGX Shareholders Meeting to adopt and approve the Transaction Proposals, provide its applicable shareholders with the opportunity to elect to effect the TCGX Shareholder Redemption, and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by TCGX’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). Each of TCGX and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company, the provision of financial statements of, and any other information with respect to, the Company for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to, mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of TCGX or the Company, as applicable) and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. TCGX, on the one hand, and the Company, on the other hand, shall use reasonable best efforts to promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for inclusion in any other statement, filing, notice or application made by or on behalf of TCGX to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including using reasonable best efforts to deliver customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any TCGX Party, the Company, or, in the case of the Company, TCGX, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of TCGX, the Company, or, in the case of the Company, TCGX (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) TCGX shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing TCGX Holders. TCGX shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of TCGX Shares for offering or sale in any jurisdiction, and TCGX and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 TCGX Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, TCGX shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a general meeting (whether annual or extraordinary) of its shareholders (the “TCGX Shareholders Meeting”) in accordance with the Governing Documents of TCGX, for the purposes of obtaining the TCGX Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a TCGX Shareholder Redemption. TCGX shall, through unanimous approval of its board of directors, recommend to its shareholders (the “TCGX Board Recommendation”): (i) the adoption and approval, by Ordinary Resolution of the holders of the TCGX Class A Shares and the TCGX Class B Shares, voting together as a single class, of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the adoption and the approval, by Special Resolution of the holders of the TCGX Class A Shares and the TCGX Class B Shares, voting together as a single class, of the Domestication (the “Domestication Proposal”); (iii) the adoption and approval, by Ordinary Resolution of the holders of the TCGX Class A Shares and the TCGX Class B Shares, voting together as a single class, of the issuance of the TCGX Shares in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iv) the adoption and approval, by Special Resolution of the holders of the TCGX Class A Shares and the TCGX Class B Shares, voting together as a single class, of the amendments to the Governing Documents of TCGX contemplated by the TCGX Certificate of Incorporation and the TCGX Bylaws (the “Governing Document Proposal”); (v) the adoption and approval, by Ordinary Resolution of the holders of the TCGX Class A Shares and the TCGX Class B Shares, voting together as a single class, of the TCGX Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (vi) the adoption and approval, by Ordinary Resolution of the holders of the TCGX Class A Shares and the TCGX Class B Shares, voting together as a single class, of the TCGX Employee Stock Purchase Plan (the “ESPP Proposal”); (vii) the adoption and approval, by Ordinary Resolution (or if required by applicable Law or the Governing Documents of TCGX, by Special Resolution) of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (viii) the adoption and approval, by Ordinary Resolution (or if required by applicable Law or the Governing Documents of TCGX, by Special Resolution) of each other proposal reasonably agreed to by TCGX and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ix) the adoption and approval, by Ordinary Resolution of the holders of the TCGX Class A Shares and the TCGX Class B Shares, voting together as a single class, of a proposal for the adjournment of the TCGX Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (ix) together, the “Transaction Proposals”); provided that TCGX may adjourn or postpone the TCGX Shareholders Meeting (A) with consent of the Company, to solicit additional proxies for the purpose of obtaining the TCGX Shareholder Approval, (B) for the absence of a quorum, (C) with consent of the Company, to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that TCGX has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing TCGX Holders prior to the TCGX Shareholders Meeting or (D) with consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), if the holders of TCGX Class A Shares have elected to redeem a number of TCGX Class A Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(e) not being satisfied; provided that, without the consent of the Company, in no event shall TCGX adjourn or postpone the TCGX Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned or postponed meeting or to a date that is beyond the Termination Date. The TCGX Board Recommendation shall be included in the Registration Statement / Proxy Statement. TCGX covenants that none of the TCGX Board or TCGX nor any committee of the TCGX Board shall withdraw, withhold, qualify or modify, or propose publicly or by formal action of the TCGX Board, any committee of the TCGX Board or TCGX to withdraw, withhold, qualify or modify, in a manner adverse to the Company, the TCGX Board Recommendation or any other recommendation by the TCGX Board or TCGX of the proposals set forth in the Registration Statement / Proxy Statement (a “Change in Recommendation”); provided that the TCGX Board may make a Change in Recommendation if: (x) it determines in good faith after consultation with TCGX’s outside legal counsel and financial advisors that a failure to make a Change in Recommendation in accordance with this Section 5.8 would be inconsistent with its fiduciary obligations under applicable Law; (y) TCGX shall have given the Company written notice of its intent to make a Change in Recommendation at least four (4) Business Days in advance of making such Change in Recommendation and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company requests to do so) with respect to any proposed revisions to this Agreement or other proposals, if any, such that such Change in Recommendation would no longer be necessary; and (z) after considering the terms of this Agreement and any binding written proposals made by the Company, if any, prior to 11:59 p.m. Eastern Time on the fourth (4th) Business Day following delivery of the written notice, the TCGX Board shall have determined, in good faith, that the failure to make such Change in Recommendation would still be inconsistent with the fiduciary obligations of the TCGX Board under applicable Law. TCGX acknowledges that its obligations hereunder to furnish the Registration Statement / Proxy Statement, convene the TCGX Shareholders Meeting and solicit the TCGX Shareholder Approval as provided hereunder shall apply notwithstanding any withdrawal or modification of the TCGX Board Recommendation in accordance with the terms hereof.

Section 5.9 Merger Sub Stockholder Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, TCGX, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.10 Conduct of Business of TCGX. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, TCGX shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the Domestication, the TCGX Shareholder Redemptions, the PIPE Financing or any Permitted Sponsor Subscription), as required by applicable Law, as set forth on Section 5.10 of the TCGX Disclosure Schedules or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any TCGX Party or any of its Subsidiaries (other than in relation to an Extension, as defined in this Section 5.10);

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of TCGX or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of TCGX or any of its Subsidiaries, as applicable;

(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d) incur, create or assume any Indebtedness or other Liability;

(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, TCGX or any of its Subsidiaries;

(f) issue any Equity Securities or grant any additional options, warrants or stock appreciation rights with respect to its Equity Securities;

(g) enter into, renew, modify or revise any TCGX Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a TCGX Related Party Transaction);

(h) engage in activities or business, other than any activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial in nature;

(i) make (other than consistent with past practice), change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or

(l) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any TCGX Party, (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any TCGX Party from using the funds held by TCGX outside the Trust Account to pay any TCGX Expenses or TCGX Liabilities or from otherwise distributing or paying over any funds held by TCGX outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing and (iii) nothing set forth in this Agreement shall prohibit or restrict TCGX from extending one or more times, in accordance with its Governing Documents, the deadline by which it must complete its business combination (“Extension”).

Section 5.11 Nasdaq Listing; Name and Ticker. TCGX shall use its reasonable best efforts to cause: (a) TCGX’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to have been approved; (b) TCGX to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (c) the TCGX Shares issuable in accordance with this Agreement, including the Domestication and the Merger, to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time. Upon Closing, TCGX shall be renamed “TriGemX Bio, Inc.” and the Surviving Company shall trade on Nasdaq under ticker symbol “TGEM”.

Section 5.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, TCGX shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders pursuant to the TCGX Shareholder Redemptions, (B) pay the amounts due to the underwriters of TCGX’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to TCGX in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13 Transaction Support Agreements; Company Stockholder Approval.

(a) Concurrently with the execution and delivery of this Agreement, the Company shall deliver, or cause to be delivered, to TCGX the Transaction Support Agreements duly executed by each Key Supporting Company Stockholder. The Company shall timely provide to the Company Stockholders all advance notices required to be given to such Company Stockholders in connection with this Agreement, the Merger and the transactions contemplated by this Agreement under the Company’s Governing Documents or other applicable Contracts and under applicable Law (or otherwise obtain waivers with respect to the same).

(b) As promptly as reasonably practicable (and in any event within two (2) Business Days) following the date on which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to TCGX a true and correct copy of the adoption and approval of this Agreement and the transactions contemplated hereby by the Company Stockholders acting by written consent in lieu of a meeting (in form and substance reasonably satisfactory to TCGX) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger and the Company Preferred Share Conversion) that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents and the Company Stockholder Agreements, including the Requisite Company Series E Majority (collectively, the “Company Stockholder Written Consent”). The Company, through the approval of the Company Board, shall recommend to the holders of Company Shares the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Merger) (the “Company Board Recommendation”).

(c) Promptly following the receipt of the Company Stockholder Written Consent, and in any event within five (5) Business Days thereof, the Company shall prepare and deliver to each Company Stockholder who has not executed and delivered the Company Stockholder Written Consent an information statement, in form and substance required under the DGCL in connection with the Merger and otherwise reasonably satisfactory to TCGX, which information statement shall include (i) copies of this Agreement and the Registration Statement / Proxy Statement, (ii) the Company Board Recommendation, (iii) a description of any dissenters’ rights of the Company Stockholders available under Section 262 of the DGCL and any other disclosure with respect to dissenters’ rights required by applicable Law and (iv) in accordance with the requirements of Section 228(e) of the DGCL, notice to any Company Stockholder who has not executed and delivered the Company Stockholder Written Consent of the corporate action by those Company Stockholders who did execute the Company Stockholder Written Consent.

(d) TCGX may not modify or waive any provisions of an Investor Subscription Agreement without the prior written consent of the Company; provided that any modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of an Investor Subscription Agreement shall not require the prior written consent of the Company; provided further, that no Permitted Sponsor Subscription shall require the prior written consent of the Company. Subject to the immediately preceding sentence, TCGX shall use its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with it, (a) to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Investor Subscription Agreements on or prior to the Closing on the terms described therein, and (b) to satisfy on a timely basis all conditions and covenants applicable to TCGX in the Investor Subscription Agreements and otherwise comply with its obligations thereunder and to enforce the rights of TCGX under the Investor Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) TCGX the applicable purchase price under each PIPE Investor’s applicable Investor Subscription Agreement in accordance with its terms, and to preserve the agreement that TCGX Fund III’s subscription of not less than $35,000,000 with respect to the PIPE Financing is inclusive of and deemed to satisfy its $20,000,000 minimum commitment under the forward purchase agreement entered into in connection with TCGX’s initial public offering. As promptly as practicable after TCGX acquires knowledge thereof, TCGX shall give the Company written notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Investor Subscription Agreement known to TCGX; (ii) of the receipt of any written notice or other written communication from any party to any Investor Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Investor Subscription Agreement or any provisions of any Investor Subscription Agreement; or (iii) if TCGX does not expect to receive all or any portion of the PIPE Financing on the terms, in the manner or from the sources contemplated by the Investor Subscription Agreements.

(e) As promptly as reasonably practicable (and in any event prior to the earlier of (x) the time at which the Company delivers the Allocation Schedule to TCGX pursuant to Section 2.3 or (y) the time at which the Company is required to deliver the Allocation Schedule to TCGX pursuant to Section 2.3), the Company shall either (i) obtain and deliver to TCGX a true and correct copy of a written consent (in form and substance reasonably satisfactory to TCGX) approving the Allocation Schedule (and calculations and determinations therein) that is duly executed by the Company Stockholders holding the requisite number of Company Shares required to approve such matter in accordance with the DGCL, the Company’s Governing Documents, the Company Stockholder Agreements and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares or (ii) amend or otherwise modify, or cause to be amended or otherwise modified, the Governing Documents of the Company, the Company Stockholder Agreements and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares, in each case, solely to the extent necessary for the Allocation Schedule (and the calculations and determinations therein) to comply with clause (C) of Section 2.3 and otherwise in a form and substance reasonably satisfactory to TCGX.

(f) The Company may not amend, modify or waive any provisions of a Transaction Support Agreement without the prior written consent of TCGX.

Section 5.14 TCGX Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each TCGX Party, as provided in the applicable TCGX Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) TCGX will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, TCGX shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in the applicable TCGX Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the TCGX Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any TCGX Party (the “TCGX D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such TCGX D&O Person was a director or officer of any TCGX Party on or prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) TCGX shall not have any obligation under this Section 5.14 to any TCGX D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such TCGX D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) For a period of six (6) years following the Effective Time, TCGX shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are covered by any comparable insurance policies of the TCGX Parties in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby than) the coverage provided under TCGX’s directors’ and officers’ liability insurance policies in effect as of the date of this Agreement; provided that TCGX shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by TCGX prior to the date of this Agreement and, in such event, TCGX shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by TCGX prior to the date of this Agreement.

(d) If TCGX or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of TCGX shall assume all of the obligations set forth in this Section 5.14.

(e) The TCGX D&O Persons entitled to the indemnification, expense reimbursement, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of TCGX.

Section 5.15 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Company, as provided in the Company’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) TCGX will cause the Company to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, TCGX shall cause the Company to advance expenses in connection with such indemnification as provided in the Company’s Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Company’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Company (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of the Company on or prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of TCGX or the Company shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at or prior to the Closing, and TCGX shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by any comparable insurance policies of the Company as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under the Company’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, TCGX or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Company prior to the date of this Agreement and, in such event, the Company, TCGX or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Company prior to the date of this Agreement.

(d) If TCGX or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of TCGX shall assume all of the obligations set forth in this Section 5.15.

(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of TCGX.

Section 5.16 Post-Closing Directors and Officers.

(a) TCGX shall take all such action within its power as may be necessary or appropriate such that, effective immediately after the Effective Time, (i) the TCGX Board shall consist of seven (7) directors, (ii) the members of the TCGX Board are the individuals determined in accordance with Section 5.16(b) and Section 5.16(c), (iii) the members of the compensation committee, audit committee and nominating committee of the TCGX Board are the individuals determined in accordance with Section 5.16(d) and (iv) the officers of TCGX (the “Officers”) are the individuals determined in accordance with Section 5.16(e).

(b) Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing TCGX Holders, the Company shall designate (i) three (3) individuals to serve as directors on the TCGX Board immediately after the Effective Time, who may or may not qualify as independent under the applicable listing rules of Nasdaq and applicable Law, and (ii) three (3) individuals to serve as independent directors on the TCGX Board immediately after the Effective Time, who qualify as independent under the applicable listing rules of Nasdaq and applicable Law (collectively, the “Company Designees”); provided, that the Company Designees shall include such number of directors who are independent under the applicable listing rules of Nasdaq and applicable Law to ensure that a majority of the members of the TCGX Board as of immediately after the Effective Time will be independent under the applicable listing rules of Nasdaq and applicable Law. The Company Designees shall be reflected in the Registration Statement / Proxy Statement mailed to the Pre-Closing TCGX Holders.

(c) Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing TCGX Holders, TCGX shall designate one (1) individual to serve as a director on the TCGX Board immediately after the Effective Time, without any consent or approval of the Company (the “TCGX Designee”), which TCGX Designee shall be reflected in the Registration Statement / Proxy Statement mailed to the Pre-Closing TCGX Holders.

(d) Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing TCGX Holders, the Company shall designate each director that will serve on the compensation committee, the audit committee and the nominating committee of the TCGX Board immediately after the Effective Time, based on the qualifications of each director, subject to applicable listing rules of Nasdaq and applicable Law.

(e) The individuals identified on Section 5.16(e) of the Company Disclosure Schedules shall be the Officers immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that any individual identified on Section 5.16(e) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as an Officer, then the Company may in its sole discretion replace such individual with another individual to serve as such Officer by written notice to TCGX.

Section 5.17 Required Company Financial Statements.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall deliver to TCGX (i) the Required Company Financial Statements and (ii) customary pro forma financial statements (after giving effect to the transactions contemplated hereby) for inclusion in the Registration Statement / Proxy Statement and any other filings to be made by TCGX with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document. All such financial statements, together with any audited or unaudited balance sheet and the related audited or unaudited statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Company as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy Statement (A) will fairly present in all material respects the financial position of the Company as at the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor, (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) at the time of filing of the Registration Statement / Proxy Statement and at the time of effectiveness of the Registration Statement / Proxy Statement, as applicable, and (E) will be prepared from and accurately reflect the books and records of the Company.

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company, TCGX in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by TCGX with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.18 TCGX Incentive Equity Plan; TCGX Employee Stock Purchase Plan. Prior to the Closing, TCGX shall approve and adopt in a form mutually agreed by TCGX and the Company (i) an equity incentive plan (the “TCGX Incentive Equity Plan”), and (ii) an employee stock purchase plan (the “TCGX Employee Stock Purchase Plan”), in each case, to be effective as of one day prior to the Closing Date. The TCGX Incentive Equity Plan shall have an initial share reserve equal to the sum of (i) five percent (5%) of the TCGX Shares that would be issued and outstanding on a fully diluted basis at the Closing, (ii) number of shares remaining available for grant under the Company Equity Plan immediately prior to the Closing (as adjusted to reflect the Merger) and (iii) the number of TCGX Shares subject to the Rollover Options outstanding immediately following the Closing and as adjusted to reflect the Merger in accordance with Section 2.4, provided that the number of TCGX Shares available for issuance under this clause (iii) shall be limited to such number of TCGX Shares subject to such Rollover Options that are, following the Closing, cancelled or forfeited or that expire without the issuance of TCGX Shares thereunder. The TCGX Incentive Equity Plan shall provide that TCGX Shares reserved for issuance thereunder shall automatically increase annually on the first day of the calendar year beginning in 2028 and ending with 2037 in an amount equal to five percent (5%) of TCGX Shares outstanding on the last day of the immediately preceding calendar year or such lesser amount as determined by the administrator of the TCGX Incentive Equity Plan. The TCGX Employee Stock Purchase Plan shall have an initial share reserve and provision for an annual increase thereto beginning in 2028, which in each case shall be mutually agreed between TCGX and the Company, with TCGX’s approval not to be unreasonably withheld, based upon benchmarking against peer public companies (taking into account employee hiring needs and the development stage and nature of the company) and in consultation with an independent outside compensation advisor.

Section 5.19 FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to TCGX (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with a notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), along with written authorization for TCGX to deliver such certificate and notice to the IRS on behalf of the Company following the Closing, in each case, in a form and substance reasonably acceptable to TCGX and (b) an IRS Form W-9 duly executed by the Company; provided, that delivery of such documentation shall not be a condition to the Closing, and TCGX’s sole recourse if the Company fails to deliver such documentation shall be to make any withholding required under applicable Law in accordance with Section 2.7.

Section 5.20 Registration Rights. At or prior to the Closing, TCGX and certain Company equityholders receiving TCGX Shares as consideration shall enter into the Registration Rights Agreement, substantially in the form attached hereto as Exhibit C.

Section 5.21 Assignment and Assumption of Underwriter Indemnification Obligations.

(a) TCGX shall ensure that, upon consummation of the Domestication and the Merger, TCGX, as the public entity resulting from the transactions contemplated hereby, shall assume and be bound by all indemnification obligations of TCGX (prior to the Domestication) under Section 5 of that certain Underwriting Agreement, dated as of August 6, 2026, by and among TCGX and Jefferies acting as sole Underwriter (the “Underwriting Agreement”) as if TCGX had been an original party to the Underwriting Agreement.

(b) Jefferies, as underwriter under the Underwriting Agreement, is intended to be an express third-party beneficiary of this Section 5.21 solely for purposes of enforcing the indemnification obligations assumed under this Section 5.21.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED

BY THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by the Party for whose benefit such condition exists of the following conditions:

(a) any agreement between a Party with any Governmental Entity not to consummate transactions contemplated by this Agreement, shall have expired or been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b) no Order or Law or other legal restraint or prohibition issued by any court of competent jurisdiction or other Governmental Entity enjoining, prohibiting or preventing the consummation of the transactions contemplated by this Agreement (including the Domestication and the Merger) shall be in effect;

(c) the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Stockholder Written Consent shall have been obtained;

(e) the Required TCGX Shareholder Approval shall have been obtained; and

(f) TCGX’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, TCGX shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and TCGX shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the TCGX Shares (after giving effect, for the avoidance of doubt, to the Domestication and, including, for the avoidance of doubt, the TCGX Shares to be issued pursuant to the Merger) shall have been approved for listing on Nasdaq.

Section 6.2 Other Conditions to the Obligations of the TCGX Parties. The obligations of the TCGX Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by TCGX (on behalf of itself and the other TCGX Parties) of the following further conditions:

(a) (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a)) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect shall have occurred that is continuing;

(d) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to TCGX a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to TCGX;

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by the Company of the following further conditions:

(a) (i) the TCGX Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of the TCGX Parties (other than the TCGX Fundamental Representations) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “TCGX Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

(b) the TCGX Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no TCGX Material Adverse Effect shall have occurred that is continuing;

(d) the TCGX Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.16(a)(i) and (ii);

(e) Available Closing Cash shall be equal to or greater than $150,000,000;

(f) the Domestication shall have been consummated at least one (1) Business Day prior to the Closing Date;

(g) the specified directors and officers of TCGX, as set forth on Section 6.3(g) of the TCGX Disclosure Schedules, shall have resigned or otherwise been removed effective as of or prior to the Closing;

(h) at or prior to the Closing, TCGX shall have delivered, or caused to be delivered, the following documents:

(i) a certificate duly executed by an authorized officer of TCGX, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii) the Registration Rights Agreement duly executed by TCGX.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the TCGX Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by a TCGX Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE 7

TERMINATION

Section 7.1 Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing, solely:

(a) by mutual written consent of TCGX and the Company;

(b) by TCGX, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform or has otherwise breached any of its covenants or agreements set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) would not be satisfied (assuming the Closing occurred as of such date) and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by TCGX, and (ii) the Termination Date; provided, however, that none of the TCGX Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied (assuming the Closing occurred as of such date);

(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any TCGX Party has failed to perform any covenant or agreement on the part of such applicable TCGX Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) would not be satisfied (assuming the Closing occurred as of such date) and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to TCGX by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied (assuming the Closing occurred as of such date);

(d) by either TCGX or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to June 30, 2027 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to TCGX if any TCGX Party’s breach of any of its covenants or obligations under this Agreement, or any Ancillary Documents to which it is a party, shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of any of its covenants or obligations under this Agreement, or any Ancillary Documents to which it is a party, shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either TCGX or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement (including the Domestication and the Merger) and such Order or other action shall have become final and nonappealable, or if any Law has been adopted that permanently makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(f) by either TCGX or the Company if the TCGX Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, TCGX’s shareholders have duly voted and the Required TCGX Shareholder Approval was not obtained; or

(g) by the Company, prior to receipt of the TCGX Shareholder Approval, in the event of a Change in Recommendation; or

(h) by TCGX, if the Company has not delivered, or caused to be delivered, to TCGX the written consents of the Company Stockholders sufficient to constitute the Company Stockholder Written Consent in accordance with Section 5.13(b) on or prior to the Company Stockholder Written Consent Deadline.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, (a) this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms.

Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Investor Subscription Agreement, any Confidentiality Agreement, any Transaction Support Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Non-Survival. Other than those representations, warranties and covenants set forth in Section 2.1, Section 2.5, Section 3.25, Section 3.26, Section 4.16 and Section 4.20, each of which shall survive following the Effective Time, or as otherwise provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any TCGX Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) TCGX and the Company prior to Closing and (b) TCGX, the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) TCGX and the Company prior to the Closing and (b) the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) If to any TCGX Party, to:

c/o TCGX ACQUISITION CORP.
245 Lytton Ave., Suite 350
Palo Alto, California 94301
Attention:	Casey Cwynar

E-mail:	[Redacted]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street Suite 3700
Houston, TX 77002
Attention:	Ryan Maierson
Ryan Lynch Johan Brigham

E-mail:	[Redacted]
[Redacted] [Redacted]
(b) If to the Company, to:

TRIGEMX BIO, INC.
430 E. 29th Street, Suite 1050
New York, New York 10016
Attention:	[Redacted]

E-mail:	[Redacted]

with a copy (which shall not constitute notice) to:

Cooley LLP
55 Hudson Yards
New York, New York 10001

Attention:	Divakar Gupta
Eric Blanchard William Sorabella

E-mail:	[Redacted]
[Redacted] [Redacted]

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the laws of the Cayman Islands shall also apply to the Domestication).

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and TCGX shall pay, or cause to be paid, all Unpaid TCGX Expenses and (b) if the Closing occurs, then the Surviving Company shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid TCGX Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) references from or through any date mean from and including or through and including such date, respectively, (j) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (k) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (l) the words “made available” (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to TCGX, any documents or other materials posted to the electronic data room maintained under the project name “TriGemX Bio Data Room – Investors” as of 5:00 p.m., Eastern Time, at least one (1) Business Day prior to the date of this Agreement; (m) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (n) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the

TCGX Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the TCGX Disclosure Schedules), respectively, shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the TCGX Disclosure Schedules), respectively, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15, Section 5.16, Section 5.21 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and Section 8.9 (to the extent related to the foregoing).

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of TCGX. For all purposes of this Agreement, the phrase “to the Company’s knowledge”, “to the knowledge of the Company” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, after reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to TCGX’s knowledge”, “to the knowledge of TCGX” and “known by TCGX” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the TCGX Disclosure Schedules, after reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the TCGX Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any TCGX Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the TCGX Non-Party Affiliates, in the case of TCGX, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, TCGX or any Non-Party Affiliate concerning the Company, any TCGX Party, this Agreement or the transactions contemplated hereby.

Section 8.14 Extension; Waiver. The Company prior to the Closing, and the Company and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the TCGX Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the TCGX Parties set forth herein or (c) waive compliance by the TCGX Parties with any of the agreements or conditions set forth herein. TCGX may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW

EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding, claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of TCGX, filed with the SEC (File No. 333-297569) on August 6, 2026 (the “Prospectus”). The Company acknowledges and agrees and understands that TCGX has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of TCGX’s public shareholders (including TCGX’s underwriters in respect of the overallotment shares acquired by TCGX’s underwriters in the IPO, the “Public Shareholders”), and TCGX may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of TCGX entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between TCGX or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company (on its own behalf and on behalf of its Representatives) hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with TCGX or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with TCGX or its Affiliates). This Section 8.18 shall survive the termination of this Agreement for any reason.

Section 8.19 Legal Representation; Privilege.

(a) The Parties agree that, notwithstanding the fact that Latham & Watkins LLP (“Latham”) may have, prior to Closing, jointly represented TCGX, Merger Sub and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented TCGX and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Latham will be permitted in the future, after Closing, to represent the Sponsor or its respective Affiliates in connection with matters in which such Persons are adverse to TCGX or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agrees, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Latham’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of TCGX and/or the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Latham of TCGX, Merger Sub, Sponsor or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of Latham with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by TCGX or the Surviving Company; provided, further, that nothing contained herein shall be deemed to be a waiver by TCGX or any of its Affiliates (including, after the Effective Time, the Surviving Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(b) The Parties agree that, notwithstanding the fact that Cooley LLP (“Company Counsel”) may have, prior to Closing, represented the Company in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Company and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Company Counsel will be permitted in the future, after Closing, to represent the Company or its Affiliates in connection with matters in which such Persons are adverse to TCGX or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. TCGX, Merger Sub and/or the Sponsor, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Company Counsel’s future representation of one or more of the Company or its Affiliates in which the interests of such Person are adverse to the interests of TCGX, Merger Sub and/or the Sponsor or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Company Counsel of the Company or any of its Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Company shall be deemed the client of Company Counsel with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Company, shall be controlled by the

Company and shall not pass to or be claimed by TCGX or the Surviving Company; provided, further, that nothing contained herein shall be deemed to be a waiver by TCGX or any of its Affiliates (including, after the Effective Time, the Surviving Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

TCGX ACQUISITION CORP.

By:	/s/ Chen Yu
Name:	Chen Yu
Title:	Chief Executive Officer

TRIGEMX MERGER SUB, INC.

By:	/s/ Chen Yu
Name:	Chen Yu
Title:	President

TRIGEMX BIO, INC.

By:	/s/ Jeff Goater
Name:	Jeff Goater
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Annex A

Other PIPE Investors

Annex B

Key Supporting Company Stockholders

Annex C

Required Governing Document Proposal

Exhibit A

Form of Sponsor Letter Agreement

[Filed Separately]

Exhibit B

Form of Investor Subscription Agreement

[Filed Separately]

Exhibit C

Form of Registration Rights Agreement

[Filed Separately]

Exhibit D

Form of Lock-Up Agreement

[Filed Separately]

Exhibit E

Form of Transaction Support Agreement

[Filed Separately]

Exhibit F

Form of TCGX Certificate of Incorporation

[Attached]

CERTIFICATE OF INCORPORATION OF

TRIGEMX BIO, INC.

a Delaware corporation

ARTICLE I

The name of the Company is TriGemX Bio, Inc. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

Section 1. The Company is incorporated in connection with the domestication of TCGX Acquisition Corp., a Cayman Islands exempted company (“TCGX”), as a Delaware corporation pursuant to Section 388 of the DGCL, and this Certificate of Incorporation (this “Certificate of Incorporation”) is filed with the Office of the Secretary of State of the State of Delaware (the “State Office”) simultaneously with a Certificate of Corporate Domestication of TCGX (the “Certificate of Domestication”). Upon the simultaneous filing and effectiveness (the “Effective Time”) of the Certificate of Domestication and this Certificate of Incorporation, which shall occur prior to the closing of the transactions contemplated by that certain Business Combination Agreement, dated on or about October [18], 2026, by and among TCGX, TriGemX Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of TCGX, and TriGemX Bio, Inc., a Delaware corporation (the “Business Combination Agreement”), each Class A ordinary share, par value $0.0001 per share, Class B ordinary share, par value $0.0001 per share, and preference share, par value $0.0001 per share, of TCGX issued and outstanding immediately prior to the Effective Time shall be converted, on a one-for-one basis, into one fully paid and non-assessable share of Common Stock of the Company, without any further action required on the part of TCGX, the Company or any holder of ordinary shares of TCGX.

Section 2. The Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 1,020,000,000 shares, of which 1,010,000,000 shares are Common Stock, $0.0001 par value per share, and 10,000,000 shares are Preferred Stock, $0.0001 par value per share.

Section 3. Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

Section 4. The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors of the Company (the “Board of Directors”) (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to any limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 5. Except as otherwise required by law or provided in this Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with the State Office with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with the State Office with respect to any series of Preferred Stock).

Section 6. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Section 1. Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2. From and after the consummation of the Merger (as defined in the Business Combination Agreement) (such time, the “Merger Effective Time”), the directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. Directors already in office shall be assigned to each class at the time such classification becomes effective in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the Merger Effective Time, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Merger Effective Time, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Merger Effective Time, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VI

Section 1. From and after the Merger Effective Time, only for so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Section 2. Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

Section 1. The Company is to have perpetual existence.

Section 2. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company; provided, however, that, in addition to any other vote required by law, such action by the stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class. Notwithstanding the above or any other provision of this Certificate of Incorporation, the Bylaws of the Company may not be amended, altered or repealed by the stockholders of the Company except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4. The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1. From and after the Merger Effective Time, and subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2. Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Solely for purposes of this Section 1, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL.

Section 2. Subject to any provisions in the Bylaws of the Company related to indemnification of directors of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Section 3. The Company shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4. Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE XI

The Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, but in addition to the vote of any holders of any class or series of the stock of the Company required by law or by this Certificate of Incorporation, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 4 of ARTICLE IV, Section 2 of ARTICLE V, Section 1 of ARTICLE VI, Section 2 of ARTICLE VI, Section 5 of ARTICLE VII, Section 1 of ARTICLE VIII, Section 2 of ARTICLE VIII, Section 3 of ARTICLE VIII or this ARTICLE XI of this Certificate of Incorporation.

ARTICLE XII

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any section of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.

ARTICLE XIII

The name and mailing address of the incorporator of the Company are as follows:

[name]

[address]

The powers of the incorporator are to terminate upon the filing and effectiveness of this Certificate of Incorporation with the State Office, and the names and mailing addresses of the persons who are to serve as the initial directors of the Company are as follows:

Cariad Chester

c/o TriGemX Bio, Inc.

430 East 29th Street, 10th Floor

New York, NY 10016

James Jeffery Goater

c/o TriGemX Bio, Inc.

430 East 29th Street, 10th Floor

New York, NY 10016

Peter Hecht

c/o TriGemX Bio, Inc.

430 East 29th Street, 10th Floor

New York, NY 10016

Doug Pagan

c/o TriGemX Bio, Inc.

430 East 29th Street, 10th Floor

New York, NY 10016

Peter Svennilson

c/o TriGemX Bio, Inc.

430 East 29th Street, 10th Floor

New York, NY 10016

Josh Wolfe

c/o TriGemX Bio, Inc.

430 East 29th Street, 10th Floor

New York, NY 10016

*****

This Certificate of Incorporation shall be effective as of [_:__] [__].m. Eastern Time on [_______] [__], 20[__].

IN WITNESS WHEREOF, TriGemX Bio, Inc. has caused this Certificate of Incorporation to be signed by the incorporator of the Company on this ____ day of _________ 2026.

By:
Name:
Incorporator

Exhibit G

Form of TCGX Bylaws

[Attached]

BYLAWS OF

TRIGEMX BIO, INC.

(initially effective [bylaw adoption date])

-i-

TABLE OF CONTENTS

(continued)

-ii-

BYLAWS OF TRIGEMX BIO, INC.

ARTICLE I - CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of TriGemX Bio, Inc. (the “Company”) shall be fixed in the Company’s certificate of incorporation, as the same may be amended from time to time (the “certificate of incorporation”).

1.2 OTHER OFFICES

The Company may at any time establish other offices.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the board of directors of the Company (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law or any successor legislation (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

2.2 ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.

2.3 SPECIAL MEETING

(a) A special meeting of the stockholders, other than as required by statute, may be called only by (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, (ii) the chairperson of the Board of Directors, (iii) the chief executive officer or (iv) the president, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 ADVANCE NOTICE PROCEDURES

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the Whole Board; (3) as may be provided in the certificate of designations for any class or series of preferred stock; or (4) by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (4) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary of the Company (the “Secretary”) and any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Eastern time, on the 120th day and no later than 5:00 p.m., Eastern time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders. For purposes of the Company’s first annual meeting after the closing of the Merger (as defined in that certain Business Combination Agreement, dated on or about October [18], 2026, by and among TCGX Acquisition Corp., TriGemX Merger Sub, Inc. and TriGemX Bio, Inc.), the first anniversary date shall be deemed to be [_], 2028 as specified in the Company’s notice of such annual meeting (without regard to any adjournment, rescheduling, postponement or other delay of such annual meeting occurring after such notice was first sent). However, other than in connection with the Company’s first annual meeting after the closing of the Merger, if no annual meeting of stockholders was held in the preceding year, or if the date of the annual meeting for the current year has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Eastern time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., Eastern time, on the later of the 90th day prior to the day of the annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company. In no event will the adjournment, rescheduling, postponement or other delay of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. In no event may a stockholder provide notice with respect to a greater number of director candidates than there are director seats subject to election by stockholders at the annual meeting. If the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to any nominees for any new positions created by such increase, if it is received by the Secretary at the principal executive offices of the Company no later than 5:00 p.m., Eastern time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13, Section 14 or Section 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”) or by such other means as is reasonably designed to inform the public or stockholders of the Company in general of such information, including, without limitation, posting on the Company’s investor relations website.

(iii) A stockholder’s notice to the Secretary must set forth:

(1) as to each person whom the stockholder proposes to nominate for election as a director:

(A) such person’s name, age, business address, residence address and principal occupation or employment;

(B) the class or series and number of shares of the Company that are held of record or are beneficially owned by such person and any (i) Derivative Instruments (as defined below) held or beneficially owned by such person, including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person with respect to the Company’s securities;

(C) all information relating to such person that is required to be disclosed in connection with solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to Section 14 of the 1934 Act;

(D) such person’s written consent (x) to being named as a nominee of such stockholder, (y) to being named in the Company’s form of proxy pursuant to Rule 14a-19 under the 1934 Act (“Rule 14a-19”) and (z) to serving as a director of the Company if elected;

(E) any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including, without limitation, the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (such agreement, arrangement or understanding, a “Third-Party Compensation Arrangement”); and

(F) a description of any other material relationships between such person and such person’s respective affiliates and associates, or others with whom such person is acting in concert with respect to such nomination, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them with respect to such nomination, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder, beneficial owner, affiliate or associate were the “registrant” for purposes of such rule and such person were a director or executive officer of such registrant;

(2) as to any other business that the stockholder proposes to bring before the annual meeting:

(A) a brief description of the business desired to be brought before the annual meeting;

(B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws);

(C) the reasons for conducting such business at the annual meeting;

(D) any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them with respect to such proposal; and

(E) all agreements, arrangements and understandings between such stockholder, the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them with respect to such proposal in connection with the proposal of such business by such stockholder; and

(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A) the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner, and of their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal;

(B) for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal;

(C) any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal in connection with the proposal of such nomination or other business;

(D) any (i) agreement, arrangement or understanding (including, without limitation and regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”) including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities;

(E) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal has a right to vote any shares of any security of the Company;

(F) any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal that are separated or separable from the underlying security;

(G) any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(H) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;

(I) any significant equity interests or any significant Derivative Instruments in any principal competitor (as defined below) of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal;

(J) any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement);

(K) any material pending or threatened legal proceeding in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal is a party or material participant involving the Company or any of its officers, directors or affiliates;

(L) any material relationship between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal, on the one hand, and the Company or any of its officers, directors or affiliates, on the other hand;

(M) a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the annual meeting to bring such nomination or other business before the annual meeting;

(N) a representation and undertaking as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee (which representation and undertaking must include a statement as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal intends to solicit the requisite percentage of the voting power of the Company’s stock under Rule 14a-19); or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

(O) any other information relating to such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to such nomination or proposal, or director nominee or proposed business, that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and

(P) such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

For purposes of this Section 2.4, “principal competitor” shall mean any entity that develops or provides products or services that compete with or are alternatives to the principal products developed or produced or services provided by the Company or its affiliates.

(iv) In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the annual meeting and as of the date that is 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof; and (2) to provide any additional information that the Company may reasonably request. Any such update and supplement or additional information (including, if requested pursuant to Section 2.4(a)(iii)(3)(P)) must be received by the Secretary at the principal executive offices of the Company (A) in the case of a request for additional information, promptly following a request therefor, which response must be received by the Secretary not later than such reasonable time as is specified in any such request from the Company; or (B) in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the annual meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the annual meeting or any adjournment, rescheduling, postponement or other delay thereof (in the case of any update or supplement required to be made as of 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof). No later than five business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof, a stockholder nominating individuals for election as a director will provide the Company with reasonable evidence that such stockholder has met the requirements of Rule 14a-19. The failure to timely provide such update, supplement, evidence or additional information shall result in the nomination or proposal no longer being eligible for consideration at the annual meeting. If the stockholder fails to comply with the requirements of Rule 14a-19 (including because the stockholder fails to provide the Company with all information or notices required by Rule 14a-19), then the director nominees proposed by such stockholder shall be ineligible for election at the annual meeting and any votes or proxies in respect of such nomination shall be disregarded, notwithstanding that such proxies may have been received by the Company and counted for the purposes of determining quorum. For the avoidance of doubt, the obligation to update and supplement, or provide additional information or evidence, as set forth in these bylaws shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines pursuant to these bylaws or enable or be deemed to permit a stockholder who has previously submitted notice pursuant to these bylaws to amend or update any nomination or to submit any new nomination. No disclosure pursuant to these bylaws will be required with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is the stockholder submitting a notice pursuant to this Section 2.4 solely because such broker, dealer, commercial bank, trust company or other nominee has been directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

(b) Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the certificate of incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b) (with such procedures that the Company deems to be applicable to such special meeting). For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Eastern time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., Eastern time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling, postponement or other delay of a special meeting or any announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii), with references therein to “annual meeting” deemed to mean “special meeting” for the purposes of this final sentence of Section 2.4(b).

(c) Other Requirements and Procedures.

(i) To be eligible to be a nominee of any stockholder for election as a director of the Company, the proposed nominee must provide to the Secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):

(1) a signed and completed written questionnaire (in the form provided by the Secretary at the written request of the nominating stockholder, which form will be provided by the Secretary within 5 business days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;

(2) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;

(3) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance, conflict of interest, confidentiality, stock ownership and trading guidelines, and other policies and guidelines applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary will provide to such proposed nominee all such policies and guidelines then in effect); and

(5) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.

(ii) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the Secretary the information that is required to be set forth in a stockholder’s notice of nomination pertaining to such nominee.

(iii) No person will be eligible to be nominated by a stockholder for election as a director of the Company, or to be seated as a director of the Company, unless nominated and elected in accordance with the procedures set forth in this Section 2.4. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.

(iv) Whenever this Section 2.4 requires one or more persons (including a record or beneficial owner of capital stock) to deliver a document or information to the Company or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Company shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Company expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Company required by this ARTICLE II.

(v) The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that other proposed business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.

(vi) Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(vii) Without limiting this Section 2.4, a stockholder must also comply with any applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and (2) compliance with clause (4) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(viii)).

(viii) Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a-8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to any applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

2.5 NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given in accordance with Section 232 of the DGCL, and such notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6 QUORUM

The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, unless otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting, or (b) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7 ADJOURNED MEETING; NOTICE

Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with Section 222(a) of the DGCL. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors; in the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or, if the president is absent or refuses to act, a chairperson of the meeting chosen by the stockholders by the affirmative vote of a majority of the votes cast, voting affirmatively or negatively (excluding abstentions and broker non-votes), shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9 VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date that has voting power upon the matter in question.

Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the votes cast on the subject matter, voting affirmatively or negatively (excluding abstentions and broker non-votes), shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of a majority of the votes cast on the subject matter by such class or series or classes or series, voting affirmatively or negatively (excluding abstentions and broker non-votes), shall be the act of such class or series or classes or series.

2.10 STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise provided in the Company’s certificate of incorporation and subject to the rights of holders of preferred stock of the Company, from and after the effective time of the Merger, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

2.11 RECORD DATES

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.12 PROXIES

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

2.13 LIST OF STOCKHOLDERS ENTITLED TO VOTE

The Company shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company.

2.14 INSPECTORS OF ELECTION

Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

Such inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1 POWERS

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2 NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the Company shall be divided into three classes.

3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified in the notice of resignation, acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws or permitted in the specific case by resolution of the Board of Directors, and subject to the rights of holders of preferred stock of the Company, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class shall be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until such person’s successor shall have been duly elected and qualified.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, or the Secretary or by a majority of the Whole Board; provided that the person(s) authorized to call a special meeting of the Board of Directors may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile;

(d) sent by electronic mail; or

(e) otherwise given by electronic transmission (as defined in Section 232 of the DGCL),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise given to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice of the time and place of the meeting may be communicated to the director in lieu of written notice if such notice is communicated at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8 QUORUM; VOTING

At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, except as may otherwise be expressly provided herein or therein and denoted with the phrase “notwithstanding the final paragraph of Section 3.8 of the bylaws” or language to similar effect, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the certificate of incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV - COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.

4.2 COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings.

4.3 MEETINGS AND ACTION OF COMMITTEES

Unless otherwise specified by the Board of Directors, meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:

(a) Section 3.5 (place of meetings and meetings by telephone);

(b) Section 3.6 (regular meetings);

(c) Section 3.7 (special meetings and notice);

(d) Section 3.8 (quorum; voting);

(e) Section 3.9 (action without a meeting); and

(f) Section 7.4 (waiver of notice)

with such changes in the context of these bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members. However, (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. The Board of Directors or a committee or subcommittee may also adopt other rules for the government of any committee or subcommittee.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4 SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1 OFFICERS

The officers of the Company shall be a president and a secretary. The Company may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The Board of Directors, or any duly authorized committee or subcommittee thereof, may appoint, or empower any officer to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as determined from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of determination.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3.

5.6 REPRESENTATION OF SECURITIES OF OTHER ENTITIES

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of the Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares or other securities of, or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of the Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 AUTHORITY AND DUTIES OF OFFICERS

Each officer of the Company shall have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation and, to the extent not so provided, as generally pertain to such office, subject to the control of the Board of Directors.

ARTICLE VI - STOCK

6.1 STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 SPECIAL DESIGNATION ON CERTIFICATES

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 151, 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

The Board of Directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation. The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, subject to Section 6.3 of these bylaws, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6 STOCK TRANSFER AGREEMENTS

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

6.7 REGISTERED STOCKHOLDERS

The Company:

(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1 NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.

7.2 NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders or the Board of Directors, as the case may be, need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the DGCL permitted the Company to provide prior to such amendment), any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the DGCL permitted the Company to provide prior to such amendment), any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 SUCCESSFUL DEFENSE

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4 INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5 ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

8.6 LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, in either case as required under any clawback or compensation recovery policy adopted by the Company, applicable securities exchange and association listing requirements, including, without limitation, those adopted in accordance with Rule 10D-1 under the 1934 Act and/or the 1934 Act (including, without limitation, any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

8.7 DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of such person’s entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

Neither the failure of the Company (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of any Proceeding for indemnification that indemnification of the claimant is proper in the circumstances because such person has met the applicable standard of conduct, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to such Proceeding or create a presumption that the claimant has not met the applicable standard of conduct.

8.8 NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9 INSURANCE

The Company may purchase and maintain insurance to the fullest extent permitted by the DGCL on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10 SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11 EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12 CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as such person would have with respect to such constituent entity if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.

ARTICLE IX - GENERAL MATTERS

9.1 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, or employee or employees, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, agent or employee, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2 FISCAL YEAR

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3 SEAL

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

9.5 FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination).

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

Any person or entity purchasing, holding or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Section 9.5. This provision shall be enforceable by any party to a complaint covered by the provisions of this Section 9.5.

ARTICLE X - AMENDMENTS

These bylaws may be adopted, altered, amended or repealed by the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities of the Company, voting together as a single class. The Board of Directors shall also have the power to adopt, amend or repeal bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

Exhibit 10.1

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of October 18, 2026, is made by and among TCGX Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), the other holders of TCGX Class B Shares that are signatories hereto (collectively, the “Other Class B Holders”, and together with the Sponsor, collectively, the “Class B Holders”), TCGX Acquisition Corp., a Cayman Islands exempted company (“TCGX”), and TriGemX Bio, Inc., a Delaware corporation (the “Company”). The Sponsor, the Other Class B Holders, TCGX and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, TCGX, the Company and certain other parties thereto entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”); and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, (a) the Class B Holders will vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Domestication and the Merger), (b) the Sponsor will cause the Sponsor Forfeiture Shares, if any, to be forfeited and cancelled immediately prior to the Effective Time, (c) the Class B Holders will execute and deliver the Lock-Up Agreement and (d) the Class B Holders will agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of TCGX or any other anti-dilution or similar protection with respect to all of the TCGX Class B Shares related to the transactions contemplated by the Business Combination Agreement and the Investor Subscription Agreements.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Agreement to Vote. Each Class B Holder hereby agrees to vote at any meeting of the shareholders of TCGX, and in any action by written resolution of the shareholders of TCGX, all of such Class B Holder’s TCGX Class B Shares (together with any other Equity Securities of TCGX that such Class B Holder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject TCGX Equity Securities”) in favor of the Transaction Proposals.

2. Waiver of Anti-dilution Protection. Each Class B Holder hereby (a) waives, subject to, and conditioned upon, the occurrence of the Domestication (for himself, herself or itself and for his, her or its, successors, heirs and assigns), to the fullest extent permitted by law and the Amended and Restated Memorandum and Articles of Association of TCGX, and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the TCGX Class B Shares held by him, her or it convert into TCGX Class A Shares, whether resulting from the transactions contemplated by the Business Combination Agreement, the transactions contemplated by the Investor Subscription Agreements or otherwise, such that each such TCGX Class B Share shall convert into one TCGX Class A Share. To the extent required by the Governing Documents of TCGX, the foregoing waiver is given by each Class B Holder as a holder of TCGX Class B Shares consenting separately as a class, and each Class B Holder shall execute and deliver such written consents as TCGX may reasonably request to evidence such waiver.

3. Forfeiture of Sponsor Forfeiture Shares. Subject to, and conditioned upon, the occurrence of the Closing, immediately prior to the Effective Time, the Sponsor shall cause the Sponsor Forfeiture Shares, if any, to be automatically forfeited, surrendered and cancelled for no consideration (and TCGX shall take all actions necessary to effect such forfeiture and cancellation), and from and after such forfeiture and cancellation such Sponsor Forfeiture Shares shall no longer be issued and outstanding. No Founder Shares held by any Other Class B Holder shall be subject to forfeiture pursuant to this Section 3. Not later than three (3) Business Days prior to the Closing Date, TCGX shall deliver to the Sponsor and the Company a written statement setting forth TCGX’s good faith calculation of the Available Closing Cash, the Forfeiture Shortfall and the resulting number of Sponsor Forfeiture Shares, together with reasonable supporting detail.

4. Transfer of Shares.

(a) Except as expressly contemplated by this Agreement or the Business Combination Agreement, each Class B Holder hereby agrees that he, she or it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject TCGX Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of his, her or its Subject TCGX Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of his, her or its Subject TCGX Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of his, her or its Subject TCGX Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of his, her or its Subject TCGX Equity Securities even if such Subject TCGX Equity Securities would be disposed of by a person other than such Class B Holder or (v) take any action that would have the effect of preventing or materially delaying the performance of his, her or its obligations hereunder; provided, however, that the foregoing shall not apply to any Transfer (A) to TCGX’s officers or directors, any affiliates or family member of any of TCGX’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement; and (F) by virtue of the Sponsor’s

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organizational documents upon liquidation or dissolution of the Sponsor; provided, that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

(b) In furtherance of the foregoing, TCGX hereby agrees to (i) place revocable stop transfer instructions to TCGX’s transfer agent on all Subject TCGX Equity Securities subject to Section 4(a), including those which may be covered by a registration statement against the Transfer of any Subject TCGX Equity Securities except in compliance with Section 4(a); for the avoidance of doubt, the obligations of TCGX under this Section 4(b) shall be deemed to be satisfied by the existence of any similar stop transfer instructions currently existing on the Subject TCGX Equity Securities.

5. Other Covenants. Each Class B Holder hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality and Access to Information) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Class B Holder is directly a party thereto, and (ii) Section 5.6(b) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to TCGX as if such Class B Holder is directly party thereto.

6. Lock-Up. Each Class B Holder hereby agrees to execute and deliver, at or prior to the Closing, the Lock-Up Agreement and to be bound by the transfer restrictions set forth therein. Each Class B Holder and TCGX hereby acknowledge and agree that, effective as of the consummation of the Closing (and not before), the transfer restrictions set forth in Section 7 of that certain Letter Agreement, dated August 4, 2026, by and among TCGX, Jefferies LLC, the Sponsor and the other parties thereto (the “Letter Agreement”), shall terminate in accordance with Section 12 of the Lock-Up Agreement. If the Business Combination Agreement is terminated for any reason in accordance with its terms, this Section 6 shall be void and of no force or effect and the Letter Agreement shall remain in full force and effect in accordance with its terms.

7. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 7(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Sections 2, 3, 6 and 11 shall each survive the termination of this Agreement pursuant to Section 7(a) and (iii) Sections 5, 8, 9, 10 and 11 shall survive any termination of this Agreement. For purposes of this Section 7, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied

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knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

8. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any TCGX Non-Party Affiliate (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of the Company Non-Party Affiliates or the TCGX Non-Party Affiliates (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

9. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Class B Holder makes no agreement or understanding herein in any capacity other than in such Class B Holder’s capacity as a record holder and beneficial owner of the Subject TCGX Equity Securities, and not, in the case of each Other Class B Holder in such Other Class B Holder’s capacity as a director, officer or employee of any TCGX Party, and (b) nothing herein will be construed to limit or affect any action or inaction by each Other Class B Holder or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any TCGX Party or as an officer, employee or fiduciary of any TCGX Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such TCGX Party.

10. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

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11. Incorporation by Reference. Sections 8.1 (Non-Survival), 8.2 (Entire Agreement; Assignment), 8.4 (Notices), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

12. Amendment. This Agreement may be amended, modified or waived only by a written instrument executed and delivered by TCGX, the Company (prior to the Closing) and each Class B Holder adversely affected thereby.

13. Effectiveness. This Agreement shall not be effective or binding upon any Party until after such time as the Business Combination Agreement is executed and delivered by each of the parties thereto.

[signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

TCGX SPONSOR, LLC

By:	/s/ Chen Yu
Name: Chen Yu
Title: Managing Member

TCGX ACQUISITION CORP.

By:	/s/ Chen Yu
Name: Chen Yu
Title: Chief Executive Officer

TRIGEMX BIO, INC.

By:	/s/ Jeff Goater
Name: Jeff Goater
Title: Chief Executive Officer

OTHER CLASS B HOLDERS:

Name:	/s/ Andrew Cheng Andrew Cheng, M.D., Ph.D.

Name:	/s/ Ying Huang Ying Huang, Ph.D.

Name:	/s/ Wei Lin Wei Lin, M.D.

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Exhibit 10.2

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on October 18, 2026 by and between TCGX ACQUISITION CORP., a Cayman Islands exempted company (the “Company”), and the subscriber party set forth on the signature page hereto (the “Subscriber”), acting severally and not jointly with any Other Subscriber (as defined below).

RECITALS

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Company is entering into a business combination agreement (the “Business Combination Agreement”), in substantially the form provided to Subscriber prior to the date hereof, with TriGemX Bio, Inc., a Delaware corporation (“TriGemX”), and TriGemX Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which (and subject to the terms and conditions set forth therein), on the Closing Date, Merger Sub will merge with and into TriGemX (the “Merger”), with TriGemX as the surviving company in the Merger and, after giving effect to the Merger, continuing as a wholly-owned subsidiary of the Company, on the terms and subject to the conditions therein;

WHEREAS, at least one Business Day (as defined below) prior to the Closing Date (and as more fully described in the Business Combination Agreement), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part 12 of the Companies Act (Revised) of the Cayman Islands (the “Domestication”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”), and in connection therewith the Company shall change its name to a name reasonably determined by TriGemX;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Company, on the terms and subject to the conditions contained in this Subscription Agreement, following the date of the Domestication and immediately prior to or substantially concurrently with the Closing, that number of shares (the “Subscribed Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), obtained by dividing the Subscriber’s aggregate purchase price (the “Purchase Price”) (as set forth on Subscriber’s signature page hereto next to the heading “Aggregate Purchase Price”) by $10.00 (the “Per Share Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company;

WHEREAS, the Company and Subscriber are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”); and

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements”) substantially similar to this Subscription Agreement with certain other investors (the “Other Subscribers”) pursuant to which each such Other Subscriber has agreed to purchase shares of Common Stock at the Closing (as defined below) at the same Per Share Price as the Subscriber.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

AGREEMENT

1. Subscription; No Fractional Shares. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber, severally and not jointly with any Other Subscriber, hereby agrees to subscribe for and purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). Subscriber and the Company acknowledge that, as a result of the Domestication, the Subscribed Shares will be shares of common stock of the Company as a Delaware corporation and will not be ordinary shares of the Company as a Cayman Islands exempted company. No fractional shares of Common Stock shall be issued pursuant to this Subscription Agreement.

2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Merger (the “Closing Date”), following the date of the Domestication and immediately prior to or substantially concurrently with the consummation of the other Transactions and it is conditioned upon the satisfaction or waiver of the conditions set forth in this Section 2.

(b) At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver or cause to be delivered written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date, (ii) the wire instructions for delivery of the Purchase Price to an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice, and (iii) the expected number of Subscribed Shares. No later than two (2) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the Escrow Account and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8 (and any required attachments thereto). Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company. The Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book-entry form) on and as of the Closing Date. Notwithstanding the foregoing three sentences, if Subscriber informs the Company (and it does hereby inform the Company) (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as

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amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing three sentences, the following shall apply: Subscriber shall deliver as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date in the form and substance acceptable to Subscriber (and the Company shall use reasonable best efforts to cause the Company’s transfer agent to deliver such evidence), the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to an account to be specified by the Company (which account shall not be an escrow account) against delivery by the Company to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date; provided that settlement shall occur on a “delivery versus payment” basis. As promptly as practicable after the Closing, but no later than five (5) Business Days after the Closing Date, the Company shall provide Subscriber updated book-entry statements from the Company’s transfer agent reflecting the change in name of the Company to occur in connection with the Closing. In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) instruct the Escrow Agent to return the Purchase Price to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber (or, in the case of a Subscriber that has elected the alternate settlement provisions above, the Company shall return the Purchase Price so delivered by Subscriber to the Company), and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth herein, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Escrow Account or to the Company, as applicable, in accordance with this Section 2 following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transactions. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York or the Cayman Islands.

(c) The Closing shall be subject to the satisfaction on the Closing Date, or written waiver by each of the parties hereto, of each of the following conditions:

(i) the Common Stock (including the Subscribed Shares) shall have been approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”), subject only to official notice of issuance and no suspension of the qualification of the Common Stock for offering or sale or trading on Nasdaq and, to the knowledge of the Company, no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred;

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(ii) (A) all representations and warranties of the Company set forth in Sections 3(a), (b) and (c) of this Subscription Agreement (collectively, the “Fundamental Representations”) shall be true and correct in all material respects (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case each such Fundamental Representation shall be true and correct in all material respects as of such earlier date), (B) all conditions precedent to the closing of the Transactions set forth in the Business Combination Agreement, including all necessary approvals of the Company’s and TriGemX’s shareholders and regulatory approvals, if any, shall have been satisfied (as determined by the parties to the Business Combination Agreement) or, subject to the terms of this Subscription Agreement, waived (other than those conditions which, by their nature, are to be satisfied only at the closing of the Transactions pursuant to the Business Combination Agreement), and (C) the closing of the Transactions shall be scheduled to occur substantially concurrently with or immediately following the Closing;

(iii) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the Transactions illegal or otherwise restraining, enjoining, or prohibiting consummation of the Transactions, and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(d) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or written waiver by the Company of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations or warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations or warranties shall be true and correct in all respects) as of such earlier date, in each case without giving effect to the consummation of the Transactions; and

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

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(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or written waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) except to the extent consented to in writing by Subscriber, the Business Combination Agreement (as in effect on the date hereof) shall not have been amended, modified, or supplemented, and no condition shall have been waived thereunder, in each case, in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber (in its capacity as such) would reasonably expect to receive under this Subscription Agreement;

(ii) all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), in each case, without giving effect to the consummation of the Transactions;

(iii) no Other Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or otherwise in connection with the sale of shares of Common Stock to any Other Subscriber pursuant to a Subscription Agreement) shall have been amended, modified, waived or released in any manner that benefits any Other Subscriber unless Subscriber shall have been offered by the Company in writing substantially the same benefits (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons, or terms relating to sponsor or affiliate arrangements, non-redemption agreements, forward purchase or backstop agreements, or arrangements contemplated by the Business Combination Agreement);

(iv) all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq and any stockholder approval required by the rules and regulations of Nasdaq) or other person in connection with the execution, delivery and performance of this Subscription Agreement required for the issuance and sale of the Subscribed Shares, and not already covered by the conditions to the closing of the Transactions set forth in the Business Combination Agreement, shall have been obtained or made, except where the failure to so obtain or make would not prevent the Company from consummating the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares to the Subscriber;

(v) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

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(vi) there has not occurred any Company Material Adverse Effect or TCGX Material Adverse Effect (each as defined in the Business Combination Agreement) since the date of this Subscription Agreement that is continuing.

(f) Prior to or at the Closing, Subscriber shall deliver or cause to be delivered to the Company all such other information as is reasonably requested and necessary in order for the Company to issue the Subscribed Shares to Subscriber.

3. Company Representations and Warranties. The Company represents and warrants to Subscriber, as of the date hereof and as of the Closing Date, except as otherwise specified herein, that:

(a) The Company (i) is duly incorporated, validly existing as a company and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company prior to the Transactions, excluding TriGemX and its subsidiaries, taken together as a whole, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on (i) the business, financial condition, or results of operations of the Company, (ii) the legal authority or the ability of the Company to timely perform its obligations hereunder and to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares, or (iii) the legal authority or the ability of the Company to timely perform its obligations under this Subscription Agreement and to consummate the transactions contemplated hereby.

(b) As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or applicable federal and state securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date) or the laws of its jurisdiction of incorporation.

(c) This Subscription Agreement has been duly authorized, executed and delivered by the Company, and, assuming the due authorization, execution and delivery of the same by Subscriber, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting the rights of creditors generally and by the availability of equitable remedies.

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(d) The execution and delivery of this Subscription Agreement, the performance by the Company of its obligations under this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) assuming the accuracy of the representations and warranties of Subscriber in Section 4, any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect or materially affect the validity or enforceability of the Subscribed Shares or the ability or legal authority of the Company to comply in all material respects with this Subscription Agreement.

(e) Assuming the accuracy of the representations and warranties of Subscriber in Section 4, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq) or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable federal and state securities laws, (ii) the filing of the Registration Statement (as defined below) with the Securities and Exchange Commission (the “Commission”) pursuant to Section 5 below, (iii) those required by Nasdaq, including with respect to obtaining shareholder approval, (iv) those required to consummate the Transactions as provided under the Business Combination Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, in connection with the Transactions, and (vi) those of which the failure to obtain would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except for such matters as have not had or would not be reasonably expected to have a Company Material Adverse Effect, there is no (i) suit, action, claim or other proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

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(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Subscribed Shares or the offer or sale of shares of Common Stock to the Other Subscribers. The Subscribed Shares and such shares of Common Stock are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on its behalf has, directly or indirectly, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Section 4(a)(2) under the Securities Act in connection with the offer and sale by the Company of the Subscribed Shares as contemplated hereby or the offer and sale of shares of Common Stock to the Other Subscribers as contemplated by the Other Subscription Agreements, or (ii) cause the offering of the Subscribed Shares pursuant to this Subscription Agreement or the offering of shares of Common Stock pursuant to the Other Subscription Agreements to be integrated with prior offerings by the Company for purposes of the Securities Act. Neither the Company nor any person acting on its behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of (i) the Subscribed Shares as contemplated hereby or (ii) shares of Common Stock as contemplated by the Other Subscription Agreements to the registration provisions of the Securities Act.

(i) Except for Jefferies LLC, TD Securities (USA) LLC, and any additional placement agents engaged by the Company or TriGemX (collectively, the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber. The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

(j) (i) As of their respective dates, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment, which shall be deemed to supersede such original filing, each report, form, statement, schedule, prospectus, proxy, registration statement and other document required to be filed or furnished by the Company with the Commission (such reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder as in effect as of the time of filing; (ii) none of the SEC Reports, when filed or furnished, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment, which shall be deemed to supersede such original filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) the financial statements of the Company included in the SEC Reports, when filed or furnished, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, complied in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly presented in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments; (iv) the Company has filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with or furnish to the Commission since its initial registration of securities with the Commission through the date of this Subscription Agreement; and (v) there are no outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. A copy of each SEC Report is available to Subscriber via the Commission’s EDGAR system. Notwithstanding the foregoing, the representations in this Section 3(j) shall not apply to any restatement, revision or comments of the Commission relating to the accounting classification of the Company’s redeemable Class A shares or similar instruments.

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(k) As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of 1,000,000 preference shares (“Cayman Preferred Shares”), 200,000,000 Class A ordinary shares (“Cayman Class A Shares”), and 20,000,000 Class B ordinary shares (the “Cayman Class B Shares”), each par value $0.0001 per share. As of the date of this Subscription Agreement, (i) no Cayman Preferred Shares are issued and outstanding, (ii) 9,147,500 Cayman Class A Shares are issued and outstanding, of which 8,625,000 are redeemable Cayman Class A Shares and 522,500 are non-redeemable Cayman Class A Shares, and (iii) 2,156,250 Cayman Class B Shares are issued and outstanding (the securities described in clauses (i), (ii) and (iii) collectively, the “Company Securities”). The foregoing represents all of the issued and outstanding Company Securities as of the date of this Subscription Agreement. All issued and outstanding Company Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable law, including federal and state securities laws, and all requirements set forth in (1) the Company’s Amended and Restated Memorandum and Articles of Association, as amended from time to time (the “Company Constitutional Documents”), and (2) any other applicable contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable law, the Company Constitutional Documents or any contract to which the Company is a party or otherwise bound. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Company Securities or other equity interests in the Company or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries, other than the subsidiaries formed to consummate the Transactions, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than as contemplated by or otherwise disclosed under the Business Combination Agreement and the other agreements and arrangements referred to therein, or any sponsor support, non-redemption or forward purchase agreements disclosed in the SEC Reports or otherwise made known to Subscriber prior to the date hereof.

(l) There are no securities issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Subscribed Shares or the Common Stock to be issued pursuant to the Other Subscription Agreements or securities to be issued pursuant to the Business Combination Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(m) The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law or regulation, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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(n) The Company has not entered (and will not enter) into any side letter or similar agreement or understanding (written or oral) with any Other Subscriber relating to or modifying such Other Subscriber’s direct or indirect investment in the Company, other than the Other Subscription Agreements, the Business Combination Agreement, and other agreements and arrangements referred to therein to the extent that an Other Subscriber is a party thereto, or any side letter or similar agreement unrelated to such Other Subscription Agreements, in each case whose terms and conditions are more advantageous to such Other Subscriber than the terms and conditions hereunder are to Subscriber (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons). The Other Subscription Agreements (i) reflect the same Per Share Price as set forth herein and (ii) do not contain terms (economic or otherwise) that are more favorable to any Other Subscriber than the terms of this Subscription Agreement are to Subscriber (other than terms particular to the regulatory requirements of such Other Subscriber or its affiliates or related persons).

(o) The Company is not, and immediately after receipt of payment for the Subscribed Shares of the Company and consummation of the Transactions, will not be, required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(p) The issued and outstanding Cayman Class A Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Commission to prohibit or terminate the listing of the Cayman Class A Shares or, when registered and issued in connection with the Domestication, the Common Stock, or to deregister the Cayman Class A Shares of the Company under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the Cayman Class A Shares under the Exchange Act other than in connection with the Domestication and subsequent registration under the Exchange Act of the Common Stock. Upon the consummation of the Transactions, the issued and outstanding Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on Nasdaq, subject only to official notice thereof.

(q) The Company acknowledges that there have been no, and in issuing the Subscribed Shares the Company is not relying on any, representations, warranties, covenants and agreements made to the Company by Subscriber, any of its officers, directors, trustees, investment adviser or representatives or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements expressly stated in this Subscription Agreement.

(r) There has been no action taken by the Company, or, to the knowledge of the Company, any officer, director, equityholder, manager, employee, agent or representative of the Company, in each case, acting on behalf of the Company, in violation of any applicable Anti-Corruption Laws (as herein defined). The Company has not (i) been convicted of violating any Anti-Corruption Laws or, to the knowledge of the Company, subjected to any investigation by

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a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) to the knowledge of the Company, made a voluntary or directed disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or (iii) received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended) and the UK Bribery Act 2010, to the extent applicable.

(s) The Company and, to the knowledge of the Company, its representatives (acting in their capacity as such) have been in compliance with Anti-Corruption Laws and applicable laws related to (i) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (ii) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries (collectively, “Anti-Money Laundering Laws”), (iii) anti-boycott regulations, as administered by the U.S. Department of Commerce, and (iv) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(t) Neither the Company nor its subsidiaries nor any of their respective directors or officers, nor, to the knowledge of the Company, any employee, agent or representative of the Company (acting on behalf of the Company), is or is acting under the direction of, on behalf of or for the benefit of a person that is (i) the subject or target of economic or financial sanctions, trade embargos or restrictions administered, enacted or enforced by any relevant governmental authority (collectively, “Sanctions”); (ii) designated on any Sanctions or similar lists administered by a relevant governmental authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant governmental authority, as amended from time to time, or any person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (iii) located, organized or resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, currently, as of the date of this Subscription Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, and North Korea; or (iv) an officer or employee of any governmental authority or public international organization, or officer of a political party or candidate for political office. Neither the Company nor, to the knowledge of the Company, any representative of the Company (acting on behalf of the Company), (A) has participated in any transaction involving a Prohibited Party, or a person who is the target of any Sanctions, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive Sanctions, in violation of Sanctions, (B) to the knowledge of the Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any Export Control Laws, or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

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(u) Neither the Company nor any of its subsidiaries has, and to its knowledge no one acting on its or their behalf, has (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Subscribed Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Subscribed Shares, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clause (i), stabilizing transactions by the underwriters of the Company’s initial public offering, and, in the case of clauses (ii) and (iii), compensation paid to the Placement Agents in connection with the placement of the Subscribed Shares and the deferred underwriting commissions Jefferies LLC will receive in connection with the Company’s IPO.

(v) When the Subscribed Shares are issued pursuant to this Subscription Agreement, the Company shall use commercially reasonable efforts to cause the Common Stock to be eligible for clearing through The Depository Trust Company (the “DTC”) through its Deposit/Withdrawal At Custodian (DWAC) system, and shall use commercially reasonable efforts to cause the Company to be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Common Stock and to cause the Company’s transfer agent to be a participant in DTC’s Fast Automated Securities Transfer Program.

(w) Pursuant to 31 CFR part 850, which implements Executive Order 14105 of August 9, 2023, “Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern,” and is administered by the Office of Investment Security, U.S. Department of the Treasury, the Company represents and warrants that it is not: (i) a “covered foreign person” within the meaning of 31 CFR § 850.209; or (ii) engaging in, or planning to engage in, a “covered activity” within the meaning of 31 CFR § 850.208.

(x) The Company has furnished to Subscriber a true and complete copy of the Business Combination Agreement in substantially final form as of the date hereof.

4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company, as of the date hereof and as of the Closing Date, that:

(a) Subscriber (i) is, or is a series of a series trust that is, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and (ii) has the requisite power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting the rights of creditors generally and by the availability of equitable remedies.

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(c) The execution, delivery and performance by Subscriber of this Subscription Agreement, the purchase of the Subscribed Shares, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), or (b) an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act), satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or an institutional accredited investor, satisfying the requirements set forth on Annex A and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto), and (iv) is an “institutional account” as defined by FINRA Rule 4512(c). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares, unless such newly formed entity is an entity in which all of the equity owners are accredited investors. Subscriber is aware that the Company is not relying specifically on the safe harbor from the registration requirements of the Securities Act provided by Regulation D under the Securities Act, and the Company will not file a Form D under the Securities Act with respect to the offer and sale of the Subscribed Shares.

(e) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Subscribed Shares have not been registered under the Securities Act and that the Company is not required to register the Subscribed Shares except as set forth in Section 5 of this Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Shares will be “restricted securities” within the meaning of the Securities Act and may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under

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the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and that any certificates or book-entry statements representing the Subscribed Shares shall contain the restrictive legend set forth in Section 4(t). Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily resell, transfer, offer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), absent a change in law, receipt of regulatory no-action relief or an exemption, until at least one year after the filing of the applicable Form 10 information. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or other disposition of any of the Subscribed Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, TriGemX, the Placement Agents, any of their affiliates or control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than the representations, warranties, covenants, and agreements of the Company expressly set forth in this Subscription Agreement. Subscriber acknowledges that certain information provided to the Subscriber by the Company on behalf of TriGemX was based on projections prepared by TriGemX, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that certain financial information (whether historical, audited, unaudited or otherwise, or in the form of projections) was prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Subscriber further acknowledges that no disclosure or offering document has been prepared or reviewed by the Placement Agents or any of their affiliates in connection with the offer and sale of the Subscribed Shares, and the Placement Agents and their affiliates and any control persons, officers, directors, employees, partners, agents or representatives of the Placement Agents and their affiliates have made no independent investigation with respect to the Company, Merger Sub, TriGemX, the Subscribed Shares, the Subscription or the Transactions or the accuracy, completeness or adequacy of any information supplied to the Placement Agents by the Company, Merger Sub or TriGemX. Subscriber acknowledges that in connection with the issuance and sale of the Subscribed Shares, the Placement Agents have not acted as a financial advisor or fiduciary to any Subscriber. Neither the Placement Agents nor any of their directors, officers, employees, partners, agents, representatives or controlling persons have made any independent investigation with respect to the Company, TriGemX, Merger Sub, the Subscribed Shares or the completeness or accuracy of any information provided to the Subscriber. Subscriber acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Subscribed Shares

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or as to the other matters referred to herein. Subscriber agrees that, except as set forth in Section 10(e), neither the Placement Agents nor any of their affiliates or any of their or their affiliates’ control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares. Subscriber further acknowledges that Subscriber has not relied upon the Placement Agents in connection with Subscriber’s due diligence review of the offering of the Subscribed Shares and of the Company, TriGemX and Merger Sub. In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the representations, warranties, covenants, and agreements of the Company expressly set forth in this Subscription Agreement. Subscriber acknowledges and agrees that Subscriber has received or had access to, and had an adequate opportunity to review, such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and the Transactions (including TriGemX and its subsidiaries (collectively, the “Acquired Companies”)), and made its own assessment and is satisfied concerning the relevant financial, tax, and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has had an opportunity to review the Company’s SEC Reports. Subscriber acknowledges and agrees that the Placement Agents and any of their affiliates (i) have not provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired; (ii) have not made and will not make any representation, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Subscription, the Transactions, the Company, the Acquired Companies, the quality or value of the Subscribed Shares, any of the documents furnished pursuant therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or the business, condition (financial and otherwise), management, operations, properties or prospects of, or any other matter concerning, the Company, TriGemX, Merger Sub, the Subscription or the Transactions; (iii) may have acquired non-public information with respect to the Company or the Acquired Companies which Subscriber agrees need not be provided to it; and (iv) may have existing or future business relationships with the Company, TriGemX and Merger Sub (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that they deem necessary or appropriate to protect their interests arising therefrom. The Subscriber further acknowledges and agrees that the Company’s affiliates and/or Placement Agents and/or their affiliates may now or in the future own securities of the Company and may purchase securities in connection with the Transactions.

(g) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company and/or TriGemX, or their respective representatives or affiliates, or by means of contact from the Placement Agents, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company and/or TriGemX, or their respective affiliates, or between Subscriber and the Placement Agents. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general advertising or, to the Subscriber’s knowledge, general solicitation, including methods described in section 502(c) of Regulation D and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

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(h) Subscriber acknowledges and agrees that (a) it has been informed that, in connection with the Transactions, (i) Jefferies LLC is acting as lead financial advisor, lead capital markets advisor and lead placement agent to the Company, (ii) TD Securities (USA) LLC is acting as joint capital markets advisor and joint lead placement agent to the Company, (iii) Cantor Fitzgerald & Co. is acting as joint placement agent to the Company, (iv) LifeSci Capital LLC is acting as joint placement agent to the Company, and (v) any additional placement agents engaged by the Company or TriGemX in connection with the Subscription may act as placement agents or advisors to the Company or TriGemX after the date of this Subscription Agreement, (b) the Placement Agents are not acting as an underwriter or in any other capacity in connection with the Subscription and (c) Jefferies LLC will receive deferred underwriting commissions in connection with the Company’s IPO (as defined below). The Company is solely responsible for paying any fees or other commission owed to the Placement Agents in connection with the Subscription or the Transactions.

(i) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Reports. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber is an institutional account as defined in FINRA Rule 4512(c) and is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Subscriber has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Subscribed Shares (A) is fully consistent with its financial needs, objectives and condition, (B) complies and is fully consistent with all investment policies, guidelines and other restrictions applicable to it, (C) has been duly authorized and approved by all necessary action on Subscriber’s part, and (D) is a fit, proper and suitable investment for Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Subscribed Shares. Subscriber understands and acknowledges that it has been informed that the purchase and sale of the Subscribed Shares hereunder meets the institutional customer exemption under FINRA Rule 2111(b).

(j) Alone, or together with any professional advisor(s), Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss of its investment exists. Subscriber will not look to the Placement Agents for all or part of any such loss or losses that Subscriber may suffer, is able to sustain a complete loss on its investment in the Subscribed Shares, has no need for liquidity with respect to its investment in the Subscribed Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Subscribed Shares.

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(k) Subscriber acknowledges that Subscriber shall be responsible for any of Subscriber’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of the Company, the Placement Agents, TriGemX, or any of their respective agents or affiliates has offered Subscriber any tax advice relating to Subscriber’s investment in the Subscribed Shares, or made any representations, warranties or guarantees, whether written or oral, regarding the tax consequences of Subscriber’s investment in the Subscribed Shares.

(l) Subscriber understands and agrees that no federal or state agency, securities commission or similar regulatory authority has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(m) Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with this Subscription Agreement), and none of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity on its behalf is, a Sanctioned Person (as defined below). Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required by applicable law, it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Prohibited Parties. Subscriber further represents and warrants that, to the extent required by applicable law, the Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived. For purposes of this Subscription Agreement, “Sanctioned Person” means at any time any person or entity that is: (i) the subject or target of Sanctions, (ii) a Prohibited Party; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, including, as of the date of this Subscription Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, and North Korea.

(n) Subscriber, together with any of its affiliates holding the Subscribed Shares or other securities of the Company, are not currently (and at all times through Closing will refrain from being or becoming) members of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company, other than a “group” consisting of Subscriber and any such affiliates and persons controlling Subscriber and any such affiliates.

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(o) During the period commencing as of the time that Subscriber was first contacted by the Company, the Placement Agents or any other person regarding the transactions contemplated by this Subscription Agreement and ending immediately prior to the execution of this Subscription Agreement, Subscriber has not entered into any short sales (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to the securities of the Company. Notwithstanding the foregoing: (i) if Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets, the representation set forth in the first sentence of this subsection shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares and (ii) in the case that Subscriber’s investment adviser utilized an information barrier with respect to the information regarding the transactions contemplated hereunder after first being contacted by the Company, the Placement Agents or any other person regarding the transactions contemplated by this Subscription Agreement, the representation set forth in the first sentence of this subsection shall only apply after the point in time when the portfolio manager who manages Subscriber’s assets was informed of the information regarding the transactions contemplated hereunder and, with respect to Subscriber’s investment adviser, the representation set forth in the first sentence of this subsection shall only apply with respect to any purchases or sales of the securities of the Company on behalf of other funds or investment vehicles for which Subscriber’s investment adviser is also an investment adviser or sub-adviser after the point in time when the portfolio manager who manages the assets of such other funds or investment vehicles for which Subscriber’s investment adviser is also an investment adviser or sub-adviser was informed of the information regarding the transactions contemplated hereunder.

(p) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares by Subscriber hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing, in each case as a result of the purchase by Subscriber of Subscribed Shares hereunder.

(q) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company, TriGemX, the Placement Agents, nor any of their respective affiliates (the “Transaction Parties”) has been relied on as the Plan’s fiduciary, or has been relied on by Subscriber for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

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(r) Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2.

(s) No broker or finder has acted on behalf of Subscriber in connection with the sale of the Subscribed Shares pursuant to this Subscription Agreement in such way as to create any liability on the Company.

(t) Subscriber acknowledges and agrees that the certificate or book entry position representing the Subscribed Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE COMPANY MAY REQUIRE THE DELIVERY OF A WRITTEN OPINION OF COUNSEL, CERTIFICATIONS AND/OR ANY OTHER INFORMATION IT REASONABLY REQUIRES TO CONFIRM THE SECURITIES ACT EXEMPTION FOR SUCH TRANSACTION.”

5. Registration Rights.

(a) The Company shall submit or file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares and naming the Subscriber as a selling stockholder thereunder (the “Registration Statement”) no later than thirty (30) calendar days after the Closing (such deadline the “Filing Deadline”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 5th Business Day after the date the Company is notified

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(orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such deadline the “Effectiveness Deadline”), provided, that if the Filing Deadline or Effectiveness Deadline falls on Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next business day on which the Commission is open for business, provided, further, however, that the Company’s obligations to include Subscriber’s Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing such information required by Commission rules for a Registration Statement regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares (which shall be limited to non-underwritten public offerings) (collectively, the “Subscriber Information”) as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. Any failure by the Company to file the Registration Statement by the Filing Deadline or to cause the effectiveness of such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or cause the effectiveness of the Registration Statement as set forth above in this Section 5. Upon notification by the Commission that any Registration Statement has been declared effective by the Commission, and within two (2) Business Days thereafter, the Company shall file the final prospectus under Rule 424 of the Securities Act. The Registration Statement shall include a “plan of distribution” that permits all lawful means of disposition of the Subscribed Shares by Subscriber, including block sales, agented transactions, sales directly into the market and other customary provisions (but, excluding for the avoidance of doubt, underwritten public offerings, with respect to the Subscribed Shares).

(b) The Company will provide a copy of such portions of the draft of the Registration Statement that include Subscriber Information to Subscriber for review and comment at least three (3) Business Days in advance of filing the Registration Statement, provided, that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. With respect to the Subscriber Information, the Company shall request such information at least five (5) Business Days prior to the anticipated initial filing date of the Registration Statement.

(c) In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have an opportunity to withdraw from the Registration Statement, it being understood that such withdrawal shall not relieve the Company of its obligation to register for resale the Subscribed Shares at a later date.

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(d) The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to, at its expense, cause such Registration Statement to remain effective with respect to Subscriber, keep any qualification, exemption or compliance under state securities laws which the Company determines to obtain continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of (i) the date on which all of the Subscribed Shares shall have been sold or (ii) the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale, the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144; provided, that the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of counsel, would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for keeping confidential and the nondisclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or for more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) (A) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or (B) that, as a result of a Suspension Event, the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that it will promptly discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 or any other applicable exemption to the registration requirements under the Securities Act) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality). If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary herein, the Company shall use its commercially reasonable efforts to cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of the Subscriber in connection with any sale of Subscribed Shares with respect to which the Subscriber has entered into a contract for sale, prior to the Subscriber’s receipt of the notice of a Suspension Event and for which the Subscriber has not yet settled.

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(e) If the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by Subscriber, or any other shares of Common Stock by any Other Subscribers or shares of Common Stock by any other selling stockholder named in the Registration Statement, the Company will promptly notify Subscriber of such event, and the Company will use its commercially reasonable efforts to ensure that the Commission determines that (1) the offering contemplated by the Registration Statement is a bona fide secondary offering and not an offering “by or on behalf of the issuer” within the meaning of Rule 415, and (2) Subscriber is not a statutory underwriter. If the Company is unsuccessful in the efforts described in the preceding sentence, then the Company will cause such Registration Statement to register for resale such number of Subscribed Shares of Common Stock which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of shares of Common Stock to be registered for Subscriber, such Other Subscriber or other selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders (or as otherwise directed by the Commission) and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Company shall use commercially reasonable efforts to amend the Registration Statement or file with the Commission and cause to be declared effective, as promptly as allowed by the Commission, one or more registration statements to register the resale of those Subscribed Shares that were not registered on the initial Registration Statement, as so amended and to cause such amendment or Registration Statement to become effective as promptly as practicable. Any such amended or new registration statement(s) shall be deemed to be a “Registration Statement” and all provisions of Section 5 shall apply with respect thereto.

(f) In the case of a registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. The Company shall advise Subscriber as promptly as practicable, but in no event later than five (5) Business Days following or such earlier date as indicated:

(i) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(ii) of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information with respect to the Subscriber;

(iii) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose within two (2) Business Days of the Company’s notice of such event;

(iv) within two (2) Business Days of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

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(v) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, non-public information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in clauses (i) through (v) above may constitute material, non-public information regarding the Company.

(g) The Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.

(h) Except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Subscription Agreement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(i) The Company shall use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the Common Stock has been listed.

(j) The Company shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Subscribed Shares required hereby and to provide all customary and reasonable cooperation necessary to enable Subscriber to resell the Subscribed Shares pursuant to the Registration Statement.

(k) For purposes of this Section 5, “Subscribed Shares” shall be deemed to include, as of any date of determination, the Subscribed Shares and any equity security issued or issuable with respect to such Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Subscriber” shall mean the Subscriber or any affiliate of the Subscriber or other person to whom the rights under this Section 5 shall have been assigned.

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6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof (in each case, except for those provisions expressly contemplated to survive such termination), upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; (c) if, on the Closing Date of the Transactions, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing and such conditions are not capable of being satisfied; or (d) if the Closing has not occurred by the Termination Date (as defined in the Business Combination Agreement); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Sections 6, 7 and 10 shall survive any such termination. The Company shall notify Subscriber of the termination of the Business Combination Agreement and of any Other Subscription Agreement promptly after the termination thereof. Upon the termination of this Subscription Agreement in accordance with this Section 6, any monies paid by Subscriber to the Company in connection herewith shall be promptly (and in any event within two (2) Business Days after such termination) returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges, or set-off.

7. Trust Account Waiver. Subscriber hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated August 4, 2026, the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public shareholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), and (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 7 shall (x) be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account, or any monies held therein, by virtue of such Subscriber’s (i) record or beneficial ownership of Cayman Class A Shares or (ii) redemption rights in connection with the Transactions with respect to any Cayman Class A Shares owned by such Subscriber or limit Subscriber’s right to distributions from the Trust Account in accordance with the Company Constitutional Documents in respect of the Cayman Class A Shares, (y) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief or (z) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such released funds).

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8. Registration Indemnity.

(a) To the extent Subscriber is named as a selling stockholder under any Registration Statement, the Company shall indemnify and hold harmless, to the fullest extent permitted by law, Subscriber, its directors, trustees, officers, partners, members, managers, stockholders, affiliates, employees, advisers and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Subscriber (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, charges, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) that arise out of or are caused by, based upon, or relate to (i) any untrue or alleged untrue statement of material fact contained in such Registration Statement, any prospectus included in such Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto, or document incorporated therein by reference, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances in which they were made) not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, Exchange Act, or any state securities laws or rule or regulation thereunder, in connection with the performance of its obligations under Section 5 of this Subscription Agreement, except insofar as, and only to the extent that such untrue statement, alleged untrue statement, omission, or alleged omission is caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein, or arises from any sale by Subscriber during a Suspension Event after notice thereof is provided by the Company or in connection with such person’s failure to deliver or cause to be delivered a prospectus made available by the Company in a timely manner as required by this Subscription Agreement.

(b) To the extent permitted by law, and in connection with any Registration Statement in which Subscriber is participating as a selling stockholder, Subscriber agrees, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement, to indemnify and hold harmless the Company and its directors, officers, employees and agents, and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any losses, charges, claims, damages, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, any prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement, alleged untrue statement, omission, or alleged omission is caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 8 shall not apply to amounts paid in settlement of any such losses, charges, claims, damages, liabilities, costs and expenses if such settlement is effected without the consent of the indemnifying party. In no event shall the liability of Subscriber payable by way of indemnity or contribution under this Section 8(b) or under Section 8(e) be greater than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification or contribution obligation.

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(c) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (2) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, trustee, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement. The indemnified parties are express third party beneficiaries of this Section 8, entitled to enforce their rights under this Section 8 as if party hereto.

(e) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, charges, claims, damages, liabilities, costs and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, charges, claims, damages, liabilities, costs and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by or on behalf of (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the

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indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Any contribution by Subscriber pursuant to this Section 8(e) (together with any indemnity under Section 8(b)) shall be no greater than the amount of net proceeds received by such Subscriber from the sale of such Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to this obligation. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

9. Company’s Covenants.

(a) At any time and from time to time in connection with a bona fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker, if applicable, in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). The Company shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and legend removal and the Subscriber shall be responsible for its own fees or costs associated therewith (including its legal fees or costs of its legal counsel).

(b) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of the Company to the public without registration, the Company agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep public information available, as those terms are understood and defined in Rule 144; and

(ii) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(c) While the Registration Statement is effective, the Company shall cause its counsel, or counsel acceptable to the transfer agent, to issue to the transfer agent a “blanket” legal opinion to allow the legend on the Subscribed Shares to be removed upon a bona fide sale of such Subscribed Shares pursuant to the plan of distribution set forth within any prospectus and pursuant to such effective Registration Statement in accordance with this Section 9. Without limiting the

27

foregoing, from and after the date on which the Registration Statement is declared effective by the Commission, the Company shall, within two (2) Business Days following receipt of a written request from Subscriber accompanied by customary representations and other documentation from Subscriber reasonably acceptable to the Company and its transfer agent, instruct its transfer agent to remove all restrictive legends from the Subscribed Shares covered by the Registration Statement. Upon request, the Company shall provide the Subscriber with contact information for the person responsible for the Company’s account at the transfer agent to facilitate transfers made pursuant to this Section 9. The Company shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such transfer and the Subscriber shall be responsible for its own fees or costs associated therewith (including its legal fees or costs of its legal counsel).

10. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email with no mail undeliverable or rejection notice, during normal business hours on a Business Day and otherwise as of the opening of the immediately following Business Day, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 10(a).

(b) Subscriber acknowledges that the Company, the Placement Agents and following the Closing Date, TriGemX will rely on the truth and accuracy of the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 10(b) shall not give the Company, TriGemX or the Placement Agents any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify the Company and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that the purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. The Company acknowledges that Subscriber and the Placement Agents will rely on the truth and accuracy of the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer true and accurate in all material respects.

(c) Each of the Company, TriGemX, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulatory bodies.

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(d) Each of the Company and Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Subscriber agrees that none of the Placement Agents shall be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in good faith in connection with the Transactions and the purchase and sale of the Subscribed Shares hereunder, except in the case of gross negligence or willful misconduct of a Placement Agent, in which case such limitation of liability shall only apply to each Placement Agent other than such Placement Agent who has engaged in such gross negligence or willful misconduct.

(f) Subscriber hereby agrees that it shall not, nor shall any person acting at Subscriber’s direction or pursuant to any understanding with Subscriber, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” (as such term is defined in Regulation SHO under the Exchange Act, 17 CFR 242.200) or engage in other hedging transactions of any kind (other than pledges in the ordinary course of business as part of prime brokerage arrangements) directly with respect to the Subscribed Shares during the period from the date of this Subscription Agreement through the Closing or the earlier termination of this Subscription Agreement. Notwithstanding anything to the contrary set forth herein, (i) nothing in this Section 10(f) shall prohibit any entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Subscription or that share an investment adviser with Subscriber from entering into any short sales or engaging in other hedging transactions; (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, this Section 10(f) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement; (iii) nothing herein shall prohibit any sale (including the exercise of any redemption right) of securities of the Company (1) held by Subscriber, its affiliates or any person or entity acting on behalf of Subscriber or any of its affiliates prior to the execution of this Subscription Agreement or (2) purchased by Subscriber, its affiliates or any person or entity acting on behalf of Subscriber or any of its affiliates after the execution of the Subscription Agreement; or (iv) nothing herein shall prohibit ordinary course hedging transactions so long as the sales or borrowings relating to such hedging transactions are not settled with the Subscribed Shares subscribed for hereunder and the number of securities sold in such transactions does not exceed the number of securities owned or subscribed for at the time of such transactions. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Subscribed Shares shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Subscribed Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.

29

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any, and the registration rights set forth in Section 5 in connection with the transfer of any Subscribed Shares) may be transferred or assigned, subject to the provisions of the last sentence of this paragraph. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager/adviser who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person; provided, that such affiliate or other person executes a joinder to this Subscription Agreement, such joinder to be in form and substance reasonably satisfactory to the Company, and no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations unless otherwise expressly agreed in writing by the Company.

(h) All the representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing; provided, that the representations and warranties of the Company, other than the Fundamental Representations, shall survive the Closing only for twelve (12) months following the Closing Date. All of the covenants and agreements made by each party hereunder shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms.

(i) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested to the extent reasonably available and to the extent consistent with Subscriber’s internal policies and procedures, provided that the Company agrees to keep such information confidential. Subscriber acknowledges that the Company may file a copy of the form of this Subscription Agreement with the Commission as an exhibit to a periodic report of the Company or a registration statement of the Company.

(j) This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought. Additionally, Section 3, Section 4, Section 10(l) and this Section 10(j) of this Subscription Agreement may not be amended, modified, supplemented or waived without the written consent of the Placement Agents. Prior to the Closing, this Subscription Agreement may not be amended, modified, supplemented, waived or terminated without the prior written consent of TriGemX.

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(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns, except that (i) the Placement Agents shall be third-party beneficiaries to the representations, warranties, understandings and undertakings made by the Company and to the representations and warranties made by the Subscriber in this Subscription Agreement, (ii) TriGemX shall be an express third-party beneficiary entitled to enforce Subscriber’s obligations to fund the Purchase Price and (iii) as set forth in Section 5, Section 8, Section 10(b), Section 10(c), Section 10(j), and this Section 10(l) with respect to the persons specifically referenced therein.

(m) The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Business Combination Agreement and (ii) immediate and irreparable harm or damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches or restraining any violation or threatened violation of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in the Designated Courts pursuant to Section 10(s), this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company and TriGemX shall be entitled to specifically enforce Subscriber’s obligations to fund the Purchase Price and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 10(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right,

31

power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf format) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue

32

of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 10(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.

(u) If, prior to the Domestication, any change in the Cayman Class A Shares, or, after the Domestication and immediately prior to the Closing, any change in the Common Stock, shall occur by reason of any reclassification, recapitalization, sub-division (including consolidation) or combination, exchange or readjustment of shares, or any share dividend, other than the Domestication itself, the number of Subscribed Shares issued to Subscriber and the Per Share Price shall be appropriately adjusted to reflect such change.

(v) The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement (provided that, if this Subscription Agreement is executed between midnight and 9:00 a.m., New York City time on the date hereof and assuming that the date hereof is a Business Day, as soon as reasonably practicable on the date hereof), issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document” and the actual issuance of such press release or filing of such Current Report on Form 8-K, the “Disclosure Time”), which Current Report on Form 8-K shall include as exhibits this Subscription Agreement, the Business Combination Agreement, the Investor Presentation provided to Subscriber and the press release, disclosing any material non-public information within the meaning of the federal securities laws that the Company, TriGemX or their respective officers, directors, employees, agents or any other person acting at their direction or on their behalf has provided to Subscriber in connection with the transactions contemplated by this Subscription Agreement or the Business Combination Agreement prior to the filing of the Disclosure Document (which includes, for the avoidance of doubt, all material terms of this Subscription Agreement, the Other Subscription Agreements, the Business Combination Agreement, the transactions contemplated hereby and thereby, the Transactions and any other material, non-public information that the Company or TriGemX has provided to Subscriber at any time prior to the filing of the Disclosure Document). As of the Disclosure Time, unless Subscriber or its affiliates may have received other material, non-public information by virtue of their positions as directors, board observers and/or officers of TriGemX (or as affiliates of such persons), Subscriber and its affiliates shall not be in possession of any such material, non-public information received from the Company or TriGemX or any of their respective officers, directors, employees or agents or any other person acting at their direction or on their behalf in connection with the transactions contemplated by this Subscription Agreement or the Business Combination Agreement prior to the filing of the Disclosure Document, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current

33

agreement, whether written or oral with the Company, TriGemX, the Placement Agents, or any of their respective affiliates in connection with the Transactions. Except with the express written consent of Subscriber and unless prior thereto Subscriber shall have executed a written agreement regarding the confidentiality and use of such information, the Company shall not, and shall cause its officers, directors, employees and agents, not to, provide Subscriber with any material, non-public information regarding the Company, TriGemX or the Transactions from and after the filing of the Disclosure Document. The Company understands and confirms that the Subscriber and its affiliates, representatives and advisers will rely on the foregoing representations in effecting transactions in the securities of the Company. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not, and shall use commercially reasonable efforts to cause the Placement Agents and TriGemX not to (i) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers, if applicable, including but not limited to any press release, without the prior written consent of Subscriber and (ii) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities law, regulatory agency or under the regulations of Nasdaq and (B) as expressly contemplated by Section 5(a) of this Subscription Agreement, in each of which case, the Company shall provide Subscriber with prior written notice of such disclosure, and shall reasonably cooperate with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates that is required for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

(w) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, TriGemX or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

TCGX Acquisition Corp.

By:

Name:
Title:

Email with a copy (not to constitute notice) to:

Latham & Watkins LLP
811 Main Street
Suite 3700
Houston, TX 77002
Attention: Ryan Maierson; Ryan Lynch

[SUBSCRIBER]

By:

Name:
Title:
Address for Notices:

Email:

Name in which shares are to be registered:

Price Per Subscribed Share:	$10.00

Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the Escrow Account specified by the Company in the Closing Notice.

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT]

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

**AND**

C.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or TriGemX or acting on behalf of an affiliate of the Company or TriGemX.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

A-1

☐

Any bank as defined in section 3(a)(2) of the Securities Act of 1933 (the “Act”), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐

Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; or

☐	Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person.

This Annex should be completed by Subscriber and constitutes a part of the Subscription Agreement.

A-2

Exhibit 10.3

FORM OF TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is entered into as of [•], 2026, by and among TCGX Acquisition Corp., a Cayman Islands exempted company (“TCGX”), and [●], a [●] (the “Stockholder”). Each of TCGX and the Stockholder is sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).

RECITALS

WHEREAS, on October 18, 2026, TCGX, TriGemX Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and TriGemX Bio, Inc., a Delaware corporation (the “Company”), entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the Merger, and, after giving effect to the Merger, becoming a wholly-owned Subsidiary of TCGX, and each Company Share (including the Subject Company Shares (as defined below)) will be converted into the right to receive TCGX Shares, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, the Stockholder is the record and beneficial owner of the number and type of Equity Securities of the Company set forth on Schedule A hereto (together with any other Equity Securities of the Company that the Stockholder acquires record or beneficial ownership of after the date hereof, collectively, the “Subject Company Shares”);

WHEREAS, in consideration for the benefits to be received by the Stockholder under the terms of the Business Combination Agreement and as a material inducement to TCGX and the other TCGX Parties agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Stockholder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, the Parties acknowledge and agree that TCGX and the other TCGX Parties would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Stockholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

AGREEMENT

1. Company Stockholder Consent and Related Matters.

(a) As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Stockholder shall duly execute and deliver to the Company and TCGX (i) the Company Stockholder Written Consent, in the form attached hereto as Exhibit A, under which it shall irrevocably and unconditionally consent to the matters, actions and proposals contemplated by Section 5.13(b) (Transaction Support Agreements; Company Stockholder Approval) of the Business Combination Agreement; and (ii) execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to amend or otherwise modify the Governing Documents of the Company, the Company Stockholder Agreements and each other applicable Contract in the manner required by Section 5.13(b) (Transaction Support Agreements; Company Stockholder Approval) of the Business Combination Agreement. Without limiting the generality of the first sentence of this Section 1(a), prior to the Closing, the Stockholder shall appear (in person or by proxy) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the stockholders of the Company, however called, or otherwise cause the Subject Company Shares to be counted as present thereat for purposes of establishing a quorum, and shall vote (or cause to be voted), at any such meeting, and in any action by written resolution of the stockholders of the Company, at which the Business Combination Agreement and other related agreements (or any amended version thereof) or such other related actions, are submitted for the consideration of the stockholders of the Company, the Subject Company Shares:

(i) in favor of: (A) the approval and adoption of the Business Combination Agreement; and (B) the Merger, the Company Preferred Share Conversion and the other transactions contemplated by the Business Combination Agreement, including the Ancillary Documents and all other agreements related to the Merger to which the Company or any other Group Company is a party or to which TCGX or Merger Sub is a party; provided that, for the avoidance of doubt, nothing in this Agreement shall require the Stockholder to vote or cause to be voted in any manner with respect to any amendment to the Business Combination Agreement in a manner that (x) decreases the Aggregate Transaction Share Consideration or the Stockholder’s Pro Rata Share thereof, (y) changes the form of the Aggregate Transaction Share Consideration or the Stockholder’s Pro Rata Share thereof, or (z) extends the Termination Date or imposes new obligations or liabilities on the Stockholder; provided, further, that the foregoing shall apply only to an amendment that the Stockholder has not consented to in writing; and

(ii) against and withhold consent, including by written consent or written resolution, with respect to (A) any Company Acquisition Proposal or (B) any other matter, action, transaction, agreement or proposal that is intended or that would reasonably be expected to (x) result in a breach of any of the Company’s covenants, agreements or obligations under the Business Combination Agreement, (y) result in a breach of any of the conditions to the Closing set forth in Sections 6.1 (Conditions to the Obligations of the Parties), or 6.2 (Other Conditions to the Obligations of the TCGX Parties) of the Business Combination Agreement not being satisfied, or (z) frustrate the purposes of, impede, hinder, interfere with, prevent or delay the consummation of, or otherwise adversely affect, the Merger, or any of the other transactions contemplated by the Business Combination Agreement or any of the other agreements related to the Merger (including the Ancillary Documents to which the Company or any other Group Company is a party or to which TCGX or Merger Sub is a party) including: (aa) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving any Group Company, TCGX or Merger Sub, in each case other than the Merger and the other transactions contemplated by the Business Combination Agreement; (bb) a reorganization, recapitalization or liquidation of any Group Company, TCGX or Merger Sub, in each case other than the Merger and the other transactions contemplated by the Business Combination Agreement; or (cc) any amendment or other change to the Governing Documents of any Group Company, TCGX or Merger Sub (other than as expressly contemplated in or permitted by the Business Combination Agreement or the Ancillary Documents), except if approved in writing by TCGX.

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(b) The Stockholder shall not, and shall cause such Stockholder’s Affiliates not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making or submission of, a Company Acquisition Proposal, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of any Group Company, TCGX or Merger Sub to, any Person (other than TCGX or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of any Group Company, TCGX or Merger Sub, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal, or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action.

(c) For the avoidance of doubt, in the event that (i) any Subject Company Shares are issued to any Stockholder after the date of this Agreement pursuant to any share dividend, share split, recapitalization, reclassification, combination or exchange of Subject Company Shares of, on or affecting the Subject Company Shares owned by such Stockholder or otherwise, (ii) such Stockholder purchases or otherwise acquires beneficial ownership of any Subject Company Shares after the date of this Agreement, or (iii) such Stockholder acquires the right to vote or share in the voting of any Subject Company Shares after the date of this Agreement (such Subject Company Shares or other equity securities of the Company, collectively the “New Securities”), then such New Securities acquired or purchased by such Stockholder shall constitute Subject Company Shares and shall be subject to the terms of this Agreement (including with respect to the voting and proxy requirements set forth in this Section 1) to the same extent as if they constituted Subject Company Shares owned by such Stockholder as of the date of this Agreement.

(d) Without limiting any other rights or remedies of TCGX, the Stockholder hereby irrevocably appoints TCGX or any individual designated by TCGX as the Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for the purposes of complying with obligations hereunder in accordance with the laws of the State of Delaware and on such Stockholder’s behalf, for and in the name, place and stead of the Stockholder, to attend on behalf of the Stockholder any meeting of the Company Stockholders with respect to the matters described in Section 1(a), to include the Subject Company Shares in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders, to vote (or cause to be voted) the Subject Company Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a) in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders (including the Company Stockholder Written Consent), in each case, in the event that the Stockholder fails to provide its consent or vote its Subject Company Shares in accordance with Section 1(a) or perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).

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(e) The proxy granted by the Stockholder pursuant to Section 1(d) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for TCGX entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The Stockholder authorizes such attorney-in-fact and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. The proxy granted by the Stockholder pursuant to Section 1(d) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Stockholder and the Stockholder hereby revokes any and all prior proxies granted by the Stockholder with respect to the Subject Company Shares. The vote or consent of the proxyholder in accordance with Section 1(d) and with respect to the matters in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Shares and a vote or consent by the Stockholder of the Subject Company Shares (or any other Person with the power to vote the Subject Company Shares) with respect to the matters in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 1(d) on any matter except those provided in Section 1(a). For the avoidance of doubt, the Stockholder may vote the Subject Company Shares on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement. The Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement. The Stockholder agrees not to grant any proxy that conflicts or is inconsistent with the proxy granted to TCGX in this Agreement.

2. Other Covenants and Agreements.

(a) The Stockholder hereby agrees that, notwithstanding anything to the contrary in any such agreement, (i) without the prior written consent of TCGX (not to be unreasonably withheld, delayed or conditioned), such Stockholder shall not modify or amend any Contract between or among such Stockholder, anyone related by blood, marriage or adoption to such Stockholder or any Affiliate of such Stockholder (other than the Company or any other Group Company), in each case in his or her capacity as a stockholder of the Company, on the one hand, and the Company or any other Group Company, on the other hand, including, for the avoidance of doubt, each of the agreements set forth on Schedule B, (ii) each of the agreements set forth on Schedule B hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing and (iii) upon such termination neither the Company nor any of its Affiliates (including the other Group Companies and, from and after the Effective Time, TCGX and its Affiliates) shall have any further obligations or liabilities under each such agreement; provided, however, that the indemnification provisions that are contemplated to survive the agreement marked with an asterisk (*) on Schedule B shall survive such termination in accordance with their terms. Without limiting the generality of the foregoing, the Stockholder hereby agrees to promptly execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of the preceding sentence.

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(b) The Stockholder shall be bound by and subject to (i) Sections 5.3(a) (Confidentiality and Access to Information) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the Stockholder is directly party thereto, and (ii) Sections 5.6(a) (Exclusive Dealing) and 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Stockholder is directly party thereto.

(c) The Stockholder acknowledges and agrees that TCGX and the other TCGX Parties are entering into the Business Combination Agreement in reliance upon the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, TCGX and the other TCGX Parties would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.

3. Stockholder Representations and Warranties. The Stockholder represents and warrants to TCGX as follows:

(a) The Stockholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable) or, if the Stockholder is a natural person, the Stockholder has the legal capacity to execute and deliver this Agreement and to perform his or her covenants, agreements and obligations hereunder.

(b) The Stockholder has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid, legal and binding agreement of the Stockholder (assuming that this Agreement is duly authorized, executed and delivered by TCGX), enforceable against the Stockholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

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(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Stockholder with respect to the Stockholder’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(d) None of the execution or delivery of this Agreement by the Stockholder, the performance by the Stockholder of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Stockholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Stockholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Stockholder or any of its properties or assets are bound or (iv) result in the creation of any Lien upon the Subject Company Shares, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(e) The Stockholder is the record and beneficial owner of the Subject Company Shares and has valid, good and marketable title to the Subject Company Shares, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholder Agreements). Except for the Equity Securities of the Company set forth on Schedule A hereto, together with any other Equity Securities of the Company that the Stockholder acquires record or beneficial ownership of after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 5.1(b)(v) (Conduct of Business of the Company) of the Business Combination Agreement, the Stockholder does not own, beneficially or of record, any Equity Securities of any Group Company. Except as otherwise expressly contemplated by the agreements listed on Schedule B and any related acknowledgement agreement existing on the date hereof and made available to TCGX or any agreement that is entered into in accordance with the Business Combination Agreement, the Stockholder does not have the right to acquire any Equity Securities of any Group Company. The Stockholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Company Shares and, except for this Agreement, the Business Combination Agreement and the Company Stockholder Agreements, the Stockholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or circumstances (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to Transfer any of the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject Company Shares.

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(f) There is no Proceeding pending or, to the Stockholder’s knowledge, threatened against the Stockholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g) The Stockholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that (i) he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the TCGX Parties and (ii) he, she or it has been furnished with or given access to such documents and information about the TCGX Parties and their respective businesses and operations as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Ancillary Documents to which he, she or it is or will be a party and the transactions contemplated hereby and thereby.

(h) In entering into this Agreement and the other Ancillary Documents to which he, she or it is or will be a party, the Stockholder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party and no other representations or warranties of any TCGX Party (including, for the avoidance of doubt, none of the representations or warranties of any TCGX Party set forth in the Business Combination Agreement or any other Ancillary Document), any TCGX Non-Party Affiliate or any other Person, either express or implied, and the Stockholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party, none of the TCGX Parties, any TCGX Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents to which he, she or it is or will be a party or the transactions contemplated hereby or thereby.

4. Transfer of Subject Securities. Except as expressly contemplated by the Business Combination Agreement or with the prior written consent of TCGX (such consent to be given or withheld in its sole discretion), from and after the date hereof, the Stockholder agrees not to (a) Transfer any of the Subject Company Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or circumstances (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to Transfer the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any direct or indirect sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise); provided, however, that the foregoing restrictions shall not apply to any Transfer (a “Permitted Transfer”): (i) to any Affiliate of such Stockholder, including to any member, partner, stockholder, or other equity holder of such Holder, or to any family member or trust for the benefit of such Holder or such Holder’s family members, (ii) by will or intestate succession upon the death of such Holder, or (iii) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to TCGX, to assume all of the obligations of such Stockholder under, and be bound by all of the terms of, this Agreement.

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5. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the mutual written consent of the Stockholder and TCGX, (b) the Effective Time, and (c) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Section 2(b)(i) (solely to the extent that it relates to Section 5.3(a) (Confidentiality and Access to Information) of the Business Combination Agreement) and the representations and warranties set forth in Sections 3(g) and (h) shall each survive any termination of this Agreement, (iii) Section 2(b)(i) (solely to the extent that it relates to Section 5.4(a) (Public Announcements) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(a) and (iv) Section 2(b)(ii) (solely to the extent that it relates to Section 8.18 (Trust Account Waiver) of the Business Combination Agreement) shall survive any termination of this Agreement. For purposes of this Section 5, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission committed by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Stockholder makes no agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of the Subject Company Shares and (b) nothing in this Agreement shall limit or affect any actions or omissions taken by any representative of such Stockholder serving as a member of the board of directors of any Group Company or as an officer, employee or fiduciary of any Group Company, in each case, acting solely in such person’s capacity as a director, officer, employee or fiduciary of such Group Company.

7. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation

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hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or any Company Non-Party Affiliate (other than the Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any TCGX Non-Party Affiliate, and (b) none of the Company, any Company Non-Party Affiliates (other than the Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any TCGX Non-Party Affiliate shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof) if applicable, e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to TCGX, to:

c/o TCGX Acquisition Corp.

245 Lytton Ave., Suite 350

Palo Alto, California 94301

Attention: Casey Cwynar

E-mail:     [Redacted]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street

Suite 3700

Houston, TX 77002

Attention: Ryan Maierson

 Ryan Lynch

 Johan Brigham

E-mail:

 [Redacted]

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If to the Stockholder, to:

[_________]

[_________]

[_________]

Attention: [________]

Facsimile: [________]

Email: [________]

with a copy (which shall not constitute notice) to:

[ • ][ • ][ • ]Attention: [ • ]E-mail: [ ]

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

9. Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Stockholder and TCGX. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Stockholder without TCGX’s prior written consent (to be withheld or given in its sole discretion).

11. Fees and Expenses. Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12. Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breaches such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

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13. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties partners or participants in a joint venture.

14. No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Stockholder and TCGX, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among any other Stockholders entering into voting agreements with the Company or TCGX. The Stockholder represents that it is not affiliated with any other holder of Subject Company Shares entering into a voting or support agreement with the Company or TCGX in connection with the Business Combination Agreement and acknowledges that it has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in TCGX any direct or indirect ownership or incidence of ownership of or with respect to any Subject Company Shares.

15. Miscellaneous. Sections 8.1 (Non-Survival), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial) and 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.

TCGX ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Transaction Support Agreement]

[STOCKHOLDER]

By:	[Name]
Name:
Title:

[Signature Page to Transaction Support Agreement]

SCHEDULE A

Class/Series Securities	Number of Shares
[ • ]	[ • ]
[ • ]	[ • ]

SCHEDULE B

1.	Amended and Restated Investors’ Rights Agreement, dated as of August 31, 2026, by and among the Company and the Company Stockholders party thereto.

2.	Amended and Restated Voting Agreement, dated as of August 31, 2026, by and among the Company and the Company Stockholders party thereto.

3.	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of August 31, 2026, by and among the Company and the Company Stockholders party thereto.

4.	All side letters and/or management rights letters between the Company and any Company Stockholder.

EXHIBIT A

COMPANY STOCKHOLDER WRITTEN CONSENT

Exhibit 10.4

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is dated as of [•], 2027, and is entered into by and among TriGemX Bio, Inc., a Delaware corporation (“New TriGemX”) (formerly known as TCGX Acquisition Corp., a Cayman Islands exempted company, prior to its domestication as a Delaware corporation), TCGX Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), certain investment vehicles of TCG Crossover Fund III, set forth on Schedule 1 hereto (collectively, “TCG Crossover”), certain existing stockholders of New TriGemX as set forth on Schedule 2 hereto (the “Legacy SPAC Investors”), TriGemX Bio, Inc., a Delaware corporation (the “Company” or “TriGemX”), certain former stockholders of the Company set forth on Schedule 3 hereto (such stockholders, the “TriGemX Holders”) and other persons and entities (collectively with the Sponsor, TCG Crossover, the Legacy SPAC Investors, the TriGemX Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not otherwise defined herein shall have the meanings given such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, New TriGemX, the Sponsor, TCG Crossover and the Legacy SPAC Investors are parties to that certain Registration Rights Agreement, dated as of August 4, 2026 (the “Original RRA”);

WHEREAS, New TriGemX is party to that certain Business Combination Agreement, dated as of October [18], 2026 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among New TriGemX, TriGemX Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of New TriGemX (“Merger Sub”), and the Company;

WHEREAS, pursuant to the Business Combination Agreement, at least one (1) Business Day prior to the Closing Date, New TriGemX will deregister from the Register of Companies in the Cayman Islands, transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation (the “Domestication”), and, in connection with the Domestication, each Class A ordinary share, Class B ordinary share and preference share of New TriGemX issued and outstanding immediately prior to the Domestication, after giving effect to the New TriGemX Shareholder Redemptions, will be converted into one share of common stock, par value $0.0001 per share, of New TriGemX (the “New TriGemX Shares”);

WHEREAS, on the Closing Date, following the Domestication, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger and a wholly owned subsidiary of New TriGemX, and, at the Effective Time, each Company Share issued and outstanding immediately prior to the Effective Time, other than Company Shares held as treasury stock and Company Dissenting Shares, will be canceled and converted into the right to receive a number of New TriGemX Shares equal to the Exchange Ratio, in each case on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, on the date of this Agreement, certain investors purchased an aggregate of [15,000,000] New TriGemX Shares (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Investor Subscription Agreements, each dated as of [•], 2026, entered into by and between New TriGemX and each of such investors (the “PIPE Investment”);

WHEREAS, pursuant to Section 5.5 of the Original RRA, compliance with any of the provisions, covenants and conditions set forth in the Original RRA may be waived, or any of such provisions, covenants or conditions may be amended or modified upon the written consent of New TriGemX and the Holders (as defined in the Original RRA) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) at the time in question, which majority interest must include Jefferies LLC (“Jefferies”) if such amendment or modification affects in any way the rights of Jefferies under the Original RRA; provided, however, that any amendment or modification that adversely affects one Holder, solely in its capacity as a holder of shares of capital stock of New TriGemX, in a manner that is materially different from the other Holders in such capacity shall require the consent of the Holder so affected;

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WHEREAS, New TriGemX, the Sponsor, TCG Crossover and the Legacy SPAC Investors desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which New TriGemX shall grant the Holders certain registration rights with respect to certain securities of New TriGemX, as set forth in this Agreement; and

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on the transfer of the New TriGemX Shares acquired pursuant to the terms of the Business Combination Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

“Closing” shall have the meaning given in the Business Combination Agreement.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

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“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Legacy SPAC Investors” shall have the meaning given in the Preamble hereto.

“Lock-up Period” shall mean, for Holders who signed those certain lock-up agreements dated as of [•], 2027, the period beginning on the Closing Date and ending six months after the Closing Date.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New TriGemX” shall have the meaning given in the Preamble hereto and includes New TriGemX’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“New TriGemX Board” shall mean the Board of Directors of New TriGemX.

“New TriGemX Shares” shall have the meaning given in the Recitals hereto.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean (a) prior to the expiration of the applicable Lock-up Period, any person or entity to whom a Holder is permitted to transfer Registrable Securities pursuant to the applicable lock-up agreement and (b) after the expiration of the applicable Lock-up Period, any person or entity to whom a Holder transfers Registrable Securities.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding New TriGemX Shares held by a Holder following the Closing that are issued in connection with the transactions contemplated by the Business Combination Agreement and the PIPE Investment, including, for the avoidance of doubt, any New TriGemX Shares (i) issued in connection with the Domestication, including upon conversion of Founder Shares, Private Placement Shares and Working Capital Shares (each as defined in the Original RRA), (ii) issued as consideration in the Merger pursuant to the Business Combination Agreement and (iii) issued in the PIPE Investment; (b) any New TriGemX Shares that may be acquired by a Holder upon the exercise, conversion or redemption of any other security of New TriGemX or other right to acquire New TriGemX Shares held by a Holder following the Closing that are issued or distributable in connection with the transactions contemplated by the Business Combination Agreement, including, for the avoidance of doubt, the New TriGemX Shares issued or issuable upon the exercise of any equity awards of New TriGemX held by a Holder immediately following the Closing; (c) any outstanding New TriGemX Shares and New TriGemX Shares issued or issuable upon the exercise of any other equity security of New TriGemX acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of New TriGemX; and (d) any other equity security of New TriGemX or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off,

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reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred (other than to a Permitted Transferee), (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by New TriGemX and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale and without the requirement for New TriGemX to be in compliance with the current public information required by Rule 144(i)(2)); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration, listing and filing fees, including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the New TriGemX Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable and documented fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for New TriGemX;

(E) reasonable fees and disbursements of all independent registered public accountants of New TriGemX incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders, up to $100,000 in the aggregate.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

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“Shelf Takedown” shall mean any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“TCG Crossover” shall have the meaning given in the Preamble hereto.

“Transfer” shall mean (a) the sale or assignment of, offer to sell, contract or agreement to sell, gift, hypothecate, place a lien on, pledge, lend, assign, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to, any security, (b) depositing any New TriGemX Shares into a voting trust or entering into a voting agreement or arrangement or granting any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) engaging in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any New TriGemX Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of New TriGemX Shares or other securities, in cash or otherwise, or (d) publicly announcing any intention to effect any transaction specified in clauses (a) through (c).

“TriGemX” shall have the meaning given in the Preamble hereto.

“TriGemX Holders” shall have the meaning given in the Preamble hereto.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of New TriGemX are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing.

(a) Within thirty (30) calendar days following the Closing Date (the “Filing Deadline”), New TriGemX shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if New TriGemX is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies New TriGemX that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 5th Business Day after the date New TriGemX is notified (orally or in writing, whichever is earlier) by the Commission that the Registration

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Statement will not be “reviewed” or will not be subject to further review by the Commission (such deadline the “Effectiveness Deadline”); provided that if the Filing Deadline or Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next Business Day on which the Commission is open for business; provided further that New TriGemX’s obligations to include the Registrable Securities in the Registration Statement are contingent upon each Holder furnishing to New TriGemX a completed questionnaire in customary form containing the information required by Commission rules for a Registration Statement regarding the Holder, the securities of New TriGemX held by such Holder, as may be reasonably requested by New TriGemX to effect the registration of the Registrable Securities, and executing such documents in connection with such registration as New TriGemX may reasonably request that are customary of a selling stockholder in similar situations. If the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days on which the Commission remains closed. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available (the “Plan of Distribution”) to, and requested by, any Holder named therein. New TriGemX shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event New TriGemX files a Form S-1 Shelf, New TriGemX shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after New TriGemX is eligible to use Form S-3. New TriGemX’s obligations under this Section 2.1.1 shall, for the avoidance of doubt, be subject to Section 3.4. Any failure by New TriGemX to file the Registration Statement by the Filing Deadline or to cause such Registration Statement to become effective by the Effectiveness Deadline shall not otherwise relieve New TriGemX of its obligations to file or cause the Registration Statement to become effective as set forth above in this Section 2.1.1. Upon notification that any Registration Statement has been declared effective by the Commission, and within two (2) Business Days thereafter, New TriGemX shall file the final prospectus under Rule 424 of the Securities Act.

(b) New TriGemX will provide a copy of such portions of the draft of the Registration Statement that include Holder Information to such Holder for review and comment at least two (2) Business Days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall New TriGemX be required to delay or postpone the filing of such Registration Statement as a result of or in connection with a Holder’s review. With respect to the Holder Information, New TriGemX shall request such information at least five (5) Business Days prior to the anticipated initial filing date of the Registration Statement.

(c) In no event shall a Holder be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided that if the Commission requests that a Holder be identified as a statutory underwriter in the Registration Statement, such Holder will have an opportunity to withdraw from the Registration Statement, it being understood that such withdrawal shall not relieve New TriGemX of its obligation to register for resale the Registrable Securities at a later date.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, New TriGemX shall, subject to Section 3.4, use its commercially reasonable efforts to cause such Shelf to again become effective as promptly as is reasonably practicable under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to amend such Shelf as promptly as is reasonably practicable in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing) pursuant to the Plan of Distribution. If a Subsequent Shelf Registration Statement is filed, New TriGemX shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if New TriGemX is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein

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and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that New TriGemX is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. New TriGemX’s obligations under this Section 2.1.2 shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3 Additional Registration Statement(s). Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, New TriGemX, upon written request of such Holder at any time beginning thirty (30) days prior to the expiration of the Lock-up Period (if applicable), shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing, and such Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that New TriGemX shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for the Sponsor, TCG Crossover, and the Legacy SPAC Investors, and six times per calendar year for the TriGemX Holders (excluding any TriGemX Holders that are affiliated with TCG Crossover).

2.1.4 Requests for Underwritten Offerings. Subject to Section 3.4, at any time and from time to time beginning thirty (30) days prior to the expiration of the Lock-up Period (if applicable), the Sponsor and TCG Crossover, or a TriGemX Holder (any such Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf; provided that New TriGemX shall only be obligated to effect an Underwritten Offering following the expiration of the Lock-up Period (if applicable) if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $50,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Offerings shall be made by giving written notice to New TriGemX, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering. Subject to Section 2.4.4, the initial Demanding Holder shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to New TriGemX’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor and TCG Crossover may demand not more than two (2) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period, and the TriGemX Holders (excluding any TriGemX Holders that are affiliated with TCG Crossover) may demand not more than two (2) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than four (4) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, New TriGemX may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, in good faith, advise New TriGemX, the Demanding Holders and the Holders requesting piggyback rights pursuant to this Agreement with respect to such Underwritten Offering (such Holders, the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other New TriGemX Shares or other equity securities that New TriGemX desires to sell and all other New TriGemX Shares or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggyback registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then New TriGemX shall include in such Underwritten Offering, before including any New TriGemX Shares or other equity securities proposed to be sold by New TriGemX or by other holders of New TriGemX Shares or other equity securities, (i) first, the Registrable Securities of the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Offering), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such

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Underwritten Offering) that can be sold without exceeding the Maximum Number of Securities, (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the New TriGemX Shares or other equity securities that New TriGemX desires to sell, which can be sold without exceeding the Maximum Number of Securities, and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the New TriGemX Shares or other equity securities of persons other than Holders of Registrable Securities that New TriGemX is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to New TriGemX and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that the Sponsor, TCG Crossover, or a TriGemX Holder may elect to have New TriGemX continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Sponsor, TCG Crossover, the TriGemX Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses New TriGemX for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if the Sponsor, TCG Crossover, or a TriGemX Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Sponsor, TCG Crossover, or such TriGemX Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, New TriGemX shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, New TriGemX shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if any Holder proposes to conduct a registered offering of, or if New TriGemX proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for the account of stockholders of New TriGemX (or by New TriGemX and by the stockholders of New TriGemX including, without limitation, an Underwritten Offering pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of New TriGemX, (iv) for a dividend reinvestment plan, (v) for an exchange offer or offering of securities solely to New TriGemX’s existing securityholders, (vi) for a rights offering, (vii) for an equity line of credit or an at-the-market offering of securities, (viii) a Block Trade or (ix) an Other Coordinated Offering, then New TriGemX shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within seven (7) days after receipt of such written notice (such registered offering, a “Piggyback Registration”); provided, in the case of an “overnight” or “bought” offering, such requests must be made by the Holders within two (2) Business Days after delivery of any such notice by New TriGemX; provided further that if New TriGemX has been advised in writing by the managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing, or distribution of New TriGemX

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Shares in an Underwritten Offering, then (1) if no Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), New TriGemX shall not be required to offer such opportunity to such Holders or (2) if any Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.2.2. Subject to the foregoing proviso and to Section 2.2.2, New TriGemX shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of New TriGemX included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advise New TriGemX and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of New TriGemX Shares or other equity securities that New TriGemX desires to sell, taken together with (i) the New TriGemX Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the New TriGemX Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for New TriGemX’s account, New TriGemX shall include in any such Registration or registered offering (A) first, the New TriGemX Shares or other equity securities that New TriGemX desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the New TriGemX Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then New TriGemX shall include in any such Registration or registered offering (A) first, the New TriGemX Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the New TriGemX Shares or other equity securities that New TriGemX desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the New TriGemX Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

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(c) if the Registration or registered offering is an Underwritten Offering pursuant to a request by one or more Holders of Registrable Securities pursuant to Section 2.1 hereof, then New TriGemX shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to New TriGemX and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. New TriGemX (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), New TriGemX shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Offering under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of New TriGemX (other than a Block Trade or Other Coordinated Offering) in which the Holder participates, if requested by the managing Underwriters, each such Holder that is (a) an executive officer, (b) a director or (c) a participating Holder (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any New TriGemX Shares or other equity securities of New TriGemX (other than those included in such offering pursuant to this Agreement), without the prior written consent of New TriGemX, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such participating Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders); provided, that such agreement shall not be materially more restrictive than any similar agreement entered into by the directors and executive officers of New TriGemX; provided, further, that such agreement shall not be required unless all Holders participating in such Underwritten Offering are required to enter into similar agreements; provided, further, that such agreement shall provide that any early release of any Holder, director or executive officer from the provisions of the terms of such agreement shall be on a pro rata basis among all Holders so bound.

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, when an effective Shelf is on file with the Commission, following the expiration of the Lock-up Period (if applicable), if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “road show,” commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $30,000,000 in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify New TriGemX of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and New TriGemX shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with New TriGemX and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to New TriGemX, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, New TriGemX shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

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2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 The Sponsor and TCG Crossover may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period, and the TriGemX Holders (excluding any TriGemX Holders that are affiliated with TCG Crossover) may demand no more than six (6) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to Section 2.1.4 hereof.

ARTICLE III

NEW TRIGEMX PROCEDURES

3.1 General Procedures. If at any time New TriGemX is required to effect the Registration of Registrable Securities hereunder, New TriGemX shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto New TriGemX shall:

3.1.1 prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by New TriGemX or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 in connection with the filing of a Registration Statement or Prospectus, or any amendment or supplement thereto, upon the reasonable request of a Holder, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, (i) excerpts of such Registration Statement naming such Holders or Underwriters, and the section entitled “Plan of Distribution”, “Underwriting” or similar sections, (ii) each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), (iii) the Prospectus included in such Registration Statement (including each preliminary Prospectus), and (iv) such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that in no event shall New TriGemX be required to delay or postpone the filing of such Registration Statement as a result of or in connection with a Holder’s review; and provided further that New TriGemX shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

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3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action as may be necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of New TriGemX and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that New TriGemX shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by New TriGemX are then listed;

3.1.6 provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threat of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 notify the selling Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.9 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause New TriGemX’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to New TriGemX, prior to the release or disclosure of any such information;

3.1.10 obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from New TriGemX’s independent registered public accountants in the event of an Underwritten Offering or a Block Trade pursuant to such Registration (subject to such placement agent or sales agent providing such certification or representation reasonably requested by New TriGemX’s independent registered public accountants and New TriGemX’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.11 in the event of an Underwritten Offering or a Block Trade pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion and negative assurance letter, dated such date, of counsel representing New TriGemX for the purposes of such Registration, addressed to the participating Holders, the broker, placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

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3.1.12 in the event of any Underwritten Offering or a Block Trade, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter of such offering or sale;

3.1.13 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of New TriGemX’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), which requirement will be deemed satisfied if New TriGemX timely files Forms 10-K, 10-Q, and 8-K as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.14 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of New TriGemX to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.15 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, New TriGemX shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by New TriGemX. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Registration Statement and Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide New TriGemX with its requested Holder Information, New TriGemX may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if New TriGemX determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of New TriGemX pursuant to a Registration initiated by New TriGemX hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by New TriGemX and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements; provided that such Holder shall only be subject to the restrictions set forth in any such lock-up agreements if the directors and officers of New TriGemX are subject to a lock-up obligation to the Underwriters managing the offering and the length of such lock-up for such Holder shall be no longer than the shortest lock-up of any such directors and officers; provided, further, that if New TriGemX or the Underwriters managing the offering waive or shorten the lock-up period for any of New TriGemX’s officers, directors or stockholders, then (i) all Holders subject to such lock-up shall receive notice of such waiver or modification no later than two (2) Business Days following such waiver or modification, and (ii) such lock-up will be similarly waived pro rata or shortened for each such Holder. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

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3.4 Suspension of Sales; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from New TriGemX that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that New TriGemX hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by New TriGemX that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 3.4.4, if the negotiation or consummation of a transaction by New TriGemX or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the New TriGemX Board reasonably believes, upon the advice of counsel, would require additional disclosure by New TriGemX in the applicable Registration Statement of material non-public information that New TriGemX has a bona fide business purpose for keeping confidential and the nondisclosure of which in the Registration Statement would be expected, in the reasonable determination of the New TriGemX Board, upon the advice of counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (such circumstance, a “Suspension Event”), New TriGemX may, upon giving prompt written notice of such action to the Holders (which notice shall not contain any material non-public information regarding New TriGemX and shall not be subject to any duty of confidentiality), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement. In the event New TriGemX exercises its rights under this Section 3.4.2, the Holders agree, immediately upon receipt of such notice, to discontinue offers and sales of Registrable Securities under the applicable Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 or any other applicable exemption from the registration requirements under the Securities Act) until the applicable Holder receives copies of a supplemental or amended Prospectus correcting any Misstatement and notice that any applicable post-effective amendment has become effective or is otherwise notified by New TriGemX that such offers and sales may be resumed (which notice shall not contain any material non-public information regarding New TriGemX and shall not be subject to any duty of confidentiality).

3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date thirty (30) days prior to New TriGemX’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a New TriGemX-initiated Registration and provided that New TriGemX continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Offering and New TriGemX and the Holders are unable to obtain the commitment of Underwriters to firmly underwrite such offering, New TriGemX may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall not be exercised by New TriGemX, in the aggregate, on more than two (2) occasions or for more than sixty (60) consecutive calendar days or more than ninety (90) total calendar days, in each case during any twelve (12)-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, New TriGemX, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by New TriGemX after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. New TriGemX further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell New TriGemX Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, New TriGemX shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Restrictive Legend Removal.

3.6.1 At any time and from time to time in connection with a bona fide sale of Registrable Securities effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, New TriGemX shall, subject to the receipt of customary documentation required from the holder of the applicable Registrable

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Securities and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). New TriGemX shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all fees of The Depository Trust Company associated with such issuance, and the Holder shall be responsible for its fees or costs associated with such removal of such restrictive legends (including its legal fees or costs of its legal counsel).

3.6.2 While a Registration Statement is effective, New TriGemX shall cause its counsel, or counsel acceptable to the transfer agent, to issue to the transfer agent a “blanket” legal opinion to allow the legend on the Registrable Securities to be removed upon a bona fide sale of such Registrable Securities pursuant to the plan of distribution set forth within any Prospectus and pursuant to such effective Registration Statement in accordance with this Section 3.6. Without limiting the foregoing, from and after the date on which such Registration Statement is declared effective by the Commission, New TriGemX shall, within two (2) Business Days following receipt of a written request from a Holder accompanied by customary representations and other documentation from such Holder reasonably acceptable to New TriGemX and its transfer agent, instruct its transfer agent to remove all restrictive legends from the Registrable Securities covered by such Registration Statement. Upon request, New TriGemX shall provide the applicable Holder with contact information for the person responsible for New TriGemX’s account at the transfer agent to facilitate transfers made pursuant to this Section 3.6. New TriGemX shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance, and the applicable Holder shall be responsible for its own fees or costs associated therewith (including its legal fees or costs of its legal counsel).

3.6.3 With a view to making available to each Holder of Registrable Securities the benefits of Rule 144 that permit the Holder to sell securities of New TriGemX to the public without registration, New TriGemX agrees, for so long as any Holder holds Registrable Securities, to:

(a) use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; and

(b) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of New TriGemX under the Securities Act and the Exchange Act including such reports and other documents as may be required pursuant to the applicable provisions of Rule 144, for so long as New TriGemX remains subject to such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 New TriGemX agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its directors, trustees, officers, partners, members, managers, stockholders, affiliates, employees, advisers and agents, each person who controls such Holder (within the meaning of the Securities Act or the Exchange Act) and each affiliate of such Holder (within the meaning of Rule 405 under the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees and expenses) that arise out of, are caused by, based upon or relate to any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), or any violation or alleged violation by New TriGemX of the Securities Act, Exchange Act, or any state securities laws or rule or regulation thereunder, except insofar as and only to the extent that such untrue statement, alleged untrue statement, omission, or alleged omission are caused by or contained in any information or affidavit so furnished in writing to New TriGemX by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to New TriGemX in writing such information and affidavits as New TriGemX reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify New TriGemX, its directors, officers and agents and each person or entity who controls New TriGemX (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of New TriGemX.

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4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus one local counsel if necessary in the reasonable judgment of the indemnified party) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. New TriGemX and each Holder of Registrable Securities participating in an offering also agree to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event New TriGemX’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email, during normal business hours on a Business Day and otherwise as of the opening of the immediately following Business Day, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 5.1.

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5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of New TriGemX hereunder may not be assigned or delegated by New TriGemX in whole or in part.

5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to whom it transfers Registrable Securities; provided that with respect to the TriGemX Holders, the Sponsor, TCG Crossover, and the Legacy SPAC Investors, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that each of the Holders shall be permitted to transfer its rights hereunder to one or more affiliates or any direct or indirect partners, members or equity holders of such Holder, which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by such Holder to its members (it being understood that no such transfer shall reduce or multiply any rights of such Holder or such transferees).

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate New TriGemX unless and until New TriGemX shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to New TriGemX, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

5.4 Governing Law; Venue. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 5.1 of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

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5.5 TRIAL BY JURY. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of (a) New TriGemX and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of (i) TCG Crossover so long as TCG Crossover and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding New TriGemX Shares and (ii) a TriGemX Holder, for so long as such TriGemX Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding New TriGemX Shares; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of New TriGemX, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or New TriGemX and any other party hereto or any failure or delay on the part of a Holder or New TriGemX in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or New TriGemX. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. Other than as provided in the (i) Private Placement Shares Purchase Agreement, dated as of August 4, 2026, between New TriGemX and the Sponsor and (ii) any subscription agreement entered into by New TriGemX and the investors party thereto in connection with a PIPE Investment, New TriGemX represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require New TriGemX to register any securities of New TriGemX for sale or to include such securities of New TriGemX in any Registration Statement filed by New TriGemX for the sale of securities for its own account or for the account of any other person or entity. New TriGemX hereby agrees and covenants that it will not grant rights to register any New TriGemX Shares (or securities convertible into or exchangeable for New TriGemX Shares) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) TCG Crossover, for so long as TCG Crossover and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding New TriGemX Shares and (ii) a TriGemX Holder, for so long as such TriGemX Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding New TriGemX Shares or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, New TriGemX represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8 Term. This Agreement shall terminate on the earlier of (a) the fifth (5th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to New TriGemX the total number of Registrable Securities held by such Holder in order for New TriGemX to make determinations hereunder.

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5.10 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.11 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

5.12 Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

NEW TRIGEMX:

TRIGEMX BIO, INC.

By:
Name:
Title:
Address for Notices:

COMPANY:

TRIGEMX BIO, INC.

By:
Name:
Title:
Address for Notices:

SPONSOR:

TCGX SPONSOR, LLC

By:
Name:
Title:
Address for Notices:

[TCG CROSSOVER ENTITY]:

[•]

By:
Name:
Title:
Address for Notices:

LEGACY SPAC INVESTORS:

[•]
Address for Notices:

[Signature Page to Registration Rights Agreement]

TRIGEMX HOLDERS:

[Entity TriGemX Holders]

By:
Name:
Title:
Address for Notices:

[Individual TriGemX Holders]
Address for Notices:

[Signature Page to Registration Rights Agreement]

Schedule 1

TCG Crossover Investment Vehicles

Name of TCG Crossover Investment Vehicle	Address for Notices
[To be provided]	[To be provided]

[Signature Page to Registration Rights Agreement]

Schedule 2

Legacy SPAC Investors

Name of Legacy SPAC Investor	Address for Notices
[To be provided]	[To be provided]

[Signature Page to Registration Rights Agreement]

Schedule 3

TriGemX Holders

Name of TriGemX Holder	Address for Notices
[To be provided]	[To be provided]

[Signature Page to Registration Rights Agreement]

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Registration Rights Agreement, dated as of [•], 2027 (as the same may hereafter be amended, the “Registration Rights Agreement”), among TriGemX Bio, Inc., a Delaware corporation (“New TriGemX”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to New TriGemX, and upon acceptance hereof by New TriGemX upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s New TriGemX Shares shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the      day of      , 20  .

Signature of Stockholder

Print Name of Stockholder
Title (if applicable):

Address:

Agreed and Accepted as of , 20

[•]

By:
Name:
Its:

[Signature Page to Registration Rights Agreement]

Exhibit 10.5

FORM OF LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is dated as of [ ], 2026, by and among TriGemX Bio, Inc., a Delaware corporation (“PubCo”) (formerly known as TCGX Acquisition Corp., a Cayman Islands exempted company, prior to its domestication as a Delaware corporation), TCGX Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), the individuals who served as independent directors of TCGX and are listed in the signature pages hereto (the “Independent Director Holders”), certain former stockholders of TriGemX Bio, Inc. (formerly known as Kallyope, Inc.), a Delaware corporation (the “Company”), who received shares of Common Stock (as defined below) pursuant to the Merger (as defined below) and are listed in the signature pages hereto (the “Company Existing Stockholders”), other persons and entities (collectively with the Sponsor, the Independent Director Holders, Company Existing Stockholders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 3 of this Agreement, the “Holders” and each, a “Holder”) and, solely for purposes of Section 12, Jefferies LLC (“Jefferies”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, PubCo is party to that certain Business Combination Agreement, dated as of [ • ], 2026 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among TCGX Acquisition Corp., a Cayman Islands exempted company (“TCGX”), TriGemX Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of TCGX (“Merger Sub”), and the Company, pursuant to which, on [ • ], 2026, TCGX de-registered in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”) and, on [ • ], 2026, Merger Sub merged with and into the Company (the “Merger” and together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with the Company surviving the Merger as a wholly owned subsidiary of PubCo;

WHEREAS, pursuant to the Business Combination Agreement, TCGX caused the Domestication to occur in accordance with Section 388 of the DGCL and Part 12 of the Companies Act (Revised) of the Cayman Islands, in connection with which each TCGX Class A Share and TCGX Class B Share that was issued and outstanding immediately prior to the Domestication (for the avoidance of doubt, after effecting the TCGX Shareholder Redemptions) was converted into one share of common stock, par value $0.0001 per share, of PubCo (the “Common Stock”); and

WHEREAS, in connection with the Transactions, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on the transfer of the shares of Common Stock held by the Holders immediately after the Closing.

NOW, THEREFORE, the parties agree as follows:

1. Subject to the exceptions set forth in Section 3 and the requirements of Section 7, each Holder shall not, without the prior written consent of the board of directors of PubCo, Transfer any Lock-up Shares until the end of the Lock-up Period.

2. As used herein:

(a) the term “Lock-up Period” means the period beginning on the Closing Date and ending on the date six (6) months after the Closing Date;

(b) the term “Lock-up Shares” means any shares of Common Stock held by a Holder immediately after the Closing, not including (i) the Common Stock issued or purchased pursuant to the Investor Subscription Agreements (including any Common Stock purchased by TCG Crossover Fund III, LP in satisfaction of its forward purchase commitment), and (ii) shares of Common Stock purchased in the open market after the Closing;

(c) the term “Transfer” means (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the filing of, or the inclusion of Lock-up Shares in, a resale registration statement filed pursuant to any registration rights agreement entered into in connection with the Transactions, so long as no sale or other disposition of Lock-up Shares is effected thereunder during the Lock-up Period) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Lock-up Shares, (ii) deposit any Lock-up Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, whether any such transaction is to be settled by delivery of such Lock-up Shares, in cash or otherwise, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii); and

(d) the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such shares of Common Stock prior to the expiration of the Lock-up Period pursuant to Section 3.

3. The restrictions set forth in Section 1 shall not apply to:

(a) a Transfer to PubCo’s officers or directors, any affiliate or family member of any of PubCo’s officers or directors, the Sponsor or any member of the Sponsor, any members or partners of the Holder or their affiliates, any affiliates of the Holder, any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Holder or its affiliates or that shares a common investment advisor with the Holder, or any employees of such affiliates;

(b) in the case of an individual, a Transfer by gift to a member of the individual’s immediate family (as defined below), or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;

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(c) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(d) in the case of an individual, Transfers by operation of law or pursuant to a qualified domestic relations order;

(e) in the case of an individual, Transfers to a partnership, limited liability company or other entity of which a Holder and/or the immediate family (as defined below) of such Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(f) in the case of an entity, (A) Transfers to another corporation, partnership, limited liability company, trust or other business entity that is a subsidiary or an affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended) of the undersigned, or to any direct or indirect partners, members or equity holders of such entity, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates or under common control or common investment management with the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, pursuant to an internal restructuring or reorganization of the undersigned, and further, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or (B) as part of a disposition, transfer or distribution by the undersigned to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders;

(g) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(h) in the case of an entity, Transfers by virtue of the laws of the entity’s jurisdiction of formation or incorporation or the entity’s organizational documents upon dissolution of the entity;

(i) Transfers to any other Holders, any affiliates of such other Holders or their Permitted Transferees or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates or under common control or common investment management with the undersigned or affiliates of the undersigned;

(j) the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to PubCo in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-up Period;

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(k) Transfers to PubCo pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by PubCo or forfeiture of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Holder’s service to PubCo;

(l) the entry, by the Holder, at any time after the Closing, of any trading plan providing for the sale of shares of Common Stock by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-up Period;

(m) Transfers in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by PubCo’s board of directors or a duly authorized committee thereof or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; and

provided, however, that in the case of clauses (a) through (i), the transferee(s) of such Transfer must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this Section 3, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of a Holder, and lineal descendant (including by adoption) of such Holder or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

4. For the avoidance of doubt, each Holder shall retain all of its rights as a stockholder of PubCo with respect to the Lock-up Shares during the Lock-up Period, including the right to vote any Lock-up Shares that are entitled to vote.

5. In furtherance of the foregoing, PubCo, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any Transfer of securities if such Transfer would constitute a violation or breach of this Agreement, and such purported Transfer shall be null and void ab initio. In addition, during the Lock-up Period, each certificate or book-entry position evidencing the Lock-up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND AMONG THE ISSUER AND THE REGISTERED HOLDER OF THE SECURITIES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

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6. PubCo represents that it has not entered into any side letter or agreement with any Holder which provides any rights or benefits to such Holder that are materially more favorable to such Holder than the rights and benefits in this Agreement (other than as contemplated by the Business Combination Agreement or any Ancillary Document, including any lock-up agreement with Jefferies or its affiliates providing for a lock-up period ending thirty (30) days after the Closing Date) and will not enter into any such side letter or agreement unless such rights and benefits are also offered to the other Holders. PubCo agrees that this Agreement shall not be amended or modified, and no terms or conditions thereof waived, in a manner that benefits any Holder, unless the terms of such amendment, modification or waiver are also offered to the other Holders.

7. Notwithstanding the other provisions set forth herein, PubCo’s board of directors may, in its sole discretion, determine to waive, amend, or repeal the restrictions set forth in Section 1 above, whether in whole or in part; provided, that any such waiver, amendment or repeal shall (i) not make such restrictions more restrictive or apply for a longer period of time, and (ii) apply to each Holder and to an equal proportionate share of the Lock-up Shares then held by each Holder.

8. This Agreement, together with the agreements referenced herein, sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any of the agreements referenced herein may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any of the agreements referenced herein, there is no condition precedent to the effectiveness of any provision hereof or thereof.

9. Sections 8.5 (Governing Law), 8.11 (Counterparts; Electronic Signatures), 8.13 (No Recourse), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are each hereby incorporated by reference into this Agreement as set forth herein (including any relevant definitions contained in any such sections), mutatis mutandis; provided that all references in such incorporated provisions to “the Company” shall be deemed to refer to PubCo, and all references to “TCGX” or the “TCGX Parties” shall be deemed to refer to PubCo.

10. This Agreement shall terminate on the expiration of the Lock-up Period; provided, that Section 12 shall survive such termination.

11. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect. Subject to Section 7, any provision of this Agreement may be amended, modified or waived only by a written instrument signed by PubCo and Holders holding a majority of the Lock-up Shares then subject to this Agreement; provided, that no such amendment, modification or waiver that adversely affects any Holder in a manner disproportionate to the other Holders shall be effective against such Holder without its, his or her prior written consent.

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12. Effective as of, and conditioned upon the occurrence of, the Closing, the transfer restrictions set forth in the letter agreement, dated as of August 4, 2026, delivered to TCGX by the Sponsor and the other signatories thereto in connection with TCGX’s initial public offering (the “IPO Letter Agreement”) shall terminate. Jefferies hereby consents to such termination and waives any consent, notice or announcement requirement applicable thereto under the IPO Letter Agreement or the underwriting agreement, dated as of August 4, 2026, between TCGX and Jefferies. Jefferies is a party hereto solely for purposes of this Section 12, and no shares held by Jefferies or its affiliates shall constitute Lock-up Shares.

[remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the parties has duly executed this Lock-Up Agreement as of the date first set forth above.

PUBCO:

TRIGEMX BIO, INC.

By:	[Name]
Name:
Title:
Address for Notices:

SPONSOR:

TCGX SPONSOR, LLC

By:	[Name]
Name:
Title:
Address for Notices:

INDEPENDENT DIRECTOR HOLDERS:

By:
Name: Andrew Cheng
Title: Director
Address for Notices:

By:
Name: Ying Huang
Title: Director
Address for Notices:

By:
Name: Wei Lin
Title: Director
Address for Notices:

COMPANY EXISTING STOCKHOLDERS:

[Name]
[ • ]
Address for Notices:

[Name]
[ • ]
Address for Notices:

[Name]
[ • ]
Address for Notices:

[Name]
[ • ]
Address for Notices:

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SOLELY FOR PURPOSES OF SECTION 12:

JEFFERIES LLC

By:	[Name]
Name:
Title:

Exhibit 10.6

FORM OF LOCK-UP AGREEMENT (JEFFERIES)

This Lock-Up Agreement (this “Agreement”) is dated as of [ ], 2026, by and among TriGemX Bio, Inc., a Delaware corporation (“PubCo”) (formerly known as TCGX Acquisition Corp., a Cayman Islands exempted company, prior to its domestication as a Delaware corporation) and Jefferies LLC (“Jefferies”, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 3 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, PubCo is party to that certain Business Combination Agreement, dated as of October 18, 2026 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among TCGX Acquisition Corp., a Cayman Islands exempted company (“TCGX”), TriGemX Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of TCGX (“Merger Sub”), and TriGemX Bio, Inc. (formerly known as Kallyope, Inc.), a Delaware corporation (the “Company”), pursuant to which, on [●], 2026, TCGX de-registered in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”) and, on [●], 2026, Merger Sub merged with and into the Company (the “Merger” and together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with the Company surviving the Merger as a wholly owned subsidiary of PubCo;

WHEREAS, pursuant to the Business Combination Agreement, TCGX caused the Domestication to occur in accordance with Section 388 of the DGCL and Part 12 of the Companies Act (Revised) of the Cayman Islands, in connection with which each TCGX Class A Share and TCGX Class B Share that was issued and outstanding immediately prior to the Domestication (for the avoidance of doubt, after effecting the TCGX Shareholder Redemptions) was converted into one share of common stock, par value $0.0001 per share, of PubCo (the “Common Stock”); and

WHEREAS, in connection with the Transactions, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on the transfer of the shares of Common Stock held by the Holders immediately after the Closing.

NOW, THEREFORE, the parties agree as follows:

1. Subject to the exceptions set forth in Section 3, each Holder shall not, without the prior written consent of the board of directors of PubCo, Transfer any Lock-up Shares until the end of the Lock-up Period.

2. As used herein:

(a) the term “Lock-up Period” means the period beginning on the Closing Date and ending on the date thirty (30) days after the Closing Date;

(b) the term “Lock-up Shares” means any shares of Common Stock held by such Holder immediately after the Closing;

(c) the term “Transfer” means (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the filing of, or the inclusion of Lock-up Shares in, a resale registration statement filed pursuant to any registration rights agreement entered into in connection with the Transactions, so long as no sale or other disposition of Lock-up Shares is effected thereunder during the Lock-up Period) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Lock-up Shares, (ii) deposit any Lock-up Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, whether any such transaction is to be settled by delivery of such Lock-up Shares, in cash or otherwise, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii); and

(d) the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom a Holder is permitted to transfer shares of Common Stock prior to the expiration of the Lock-up Period pursuant to Section 3.

3. The restrictions set forth in Section 1 shall not apply to:

(a) a Transfer to PubCo’s officers or directors, any affiliate or family member of any of PubCo’s officers or directors, the Sponsor or any member of the Sponsor, any members or partners of the Holder or their affiliates, any affiliates of the Holder, any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Holder or its affiliates or that shares a common investment advisor with the Holder, or any employees of such affiliates;

(b) in the case of an individual, a Transfer by gift to a member of the individual’s immediate family (as defined below), or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;

(c) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(d) in the case of an individual, Transfers by operation of law or pursuant to a qualified domestic relations order;

(e) in the case of an individual, Transfers to a partnership, limited liability company or other entity of which a Holder and/or the immediate family (as defined below) of such Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

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(f) in the case of an entity, Transfers to any direct or indirect partners, members or equity holders of such entity, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

(g) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(h) in the case of an entity, Transfers by virtue of the laws of the entity’s jurisdiction of formation or incorporation or the entity’s organizational documents upon dissolution of the entity;

(i) Transfers to any other Holders, any affiliates of such other Holders or their Permitted Transferees or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

(j) the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to PubCo in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-up Period;

(k) Transfers to PubCo pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by PubCo or forfeiture of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Holder’s service to PubCo;

(l) the entry, by the Holder, at any time after the Closing, of any trading plan providing for the sale of shares of Common Stock by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-up Period;

(m) Transfers in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by PubCo’s board of directors or a duly authorized committee thereof or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; and

provided, however, that in the case of clauses (a) through (i), the transferee(s) of such Transfer must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this Section 3, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of a Holder, and lineal descendant (including by adoption) of such Holder or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

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4. For the avoidance of doubt, each Holder shall retain all of its rights as a stockholder of PubCo with respect to the Lock-up Shares during the Lock-up Period, including the right to vote any Lock-up Shares that are entitled to vote.

5. In furtherance of the foregoing, PubCo, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any Transfer of securities if such Transfer would constitute a violation or breach of this Agreement, and such purported Transfer shall be null and void ab initio. In addition, during the Lock-up Period, each certificate or book-entry position evidencing the Lock-up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND AMONG THE ISSUER AND THE REGISTERED HOLDER OF THE SECURITIES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6. If, during the Lock-up Period, the transfer restrictions applicable to any party under any other lock-up agreement entered into in connection with the Transactions are waived, released or terminated, in whole or in part, the restrictions set forth in Section 1 shall be waived to the same extent.

7. Notwithstanding the other provisions set forth herein, PubCo’s board of directors may, in its sole discretion, determine to waive, amend, or repeal the restrictions set forth in Section 1 above, whether in whole or in part; provided, that any such waiver, amendment or repeal shall (i) not make such restrictions more restrictive or apply for a longer period of time, and (ii) apply to each Holder and to an equal proportionate share of the Lock-up Shares then held by each Holder.

8. This Agreement, together with the agreements referenced herein, sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any of the agreements referenced herein may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any of the agreements referenced herein, there is no condition precedent to the effectiveness of any provision hereof or thereof.

9. Sections 8.5 (Governing Law), 8.11 (Counterparts; Electronic Signatures), 8.13 (No Recourse), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are each hereby incorporated by reference into this Agreement as set forth herein (including any relevant definitions contained in any such sections), mutatis mutandis; provided that all references in such incorporated provisions to “the Company” shall be deemed to refer to PubCo, and all references to “TCGX” or the “TCGX Parties” shall be deemed to refer to PubCo.

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10. This Agreement shall terminate on the expiration of the Lock-up Period; provided, that Section 12 shall survive such termination.

11. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect. Any provision of this Agreement may be amended, modified or waived only by a written instrument signed by PubCo and each Holder.

12. Effective as of, and conditioned upon the occurrence of, the Closing, the transfer restrictions set forth in the letter agreement, dated as of August 4, 2026, delivered to TCGX by the Sponsor and the other signatories thereto in connection with TCGX’s initial public offering (the “IPO Letter Agreement”) shall terminate. Jefferies hereby consents to such termination and waives any consent, notice or announcement requirement applicable thereto under the IPO Letter Agreement or the underwriting agreement, dated as of August 4, 2026, between TCGX and Jefferies.

[remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the parties has duly executed this Lock-Up Agreement as of the date first set forth above.

PUBCO:

TRIGEMX BIO, INC.

By:	[Name]
Name:
Title:
Address for Notices:

HOLDER:

JEFFERIES LLC

By:	[Name]
Name:
Title:

Exhibit 99.1

TriGemX Bio and TCGX Acquisition Corp. Announce Business Combination Agreement to

Create Publicly Listed Company to Develop Elismetrep, A Potential First-in-Class Treatment for Migraine

Transaction Includes Concurrent $160 million Private Investment in Public Equity (PIPE)

Financing and Expected Gross Proceeds of Approximately $246 million

NEW YORK and PALO ALTO, CA – October 19, 2026 —TriGemX Bio, a biotechnology company focused on developing elismetrep, a potential first-in-class treatment for migraine, and TCGX Acquisition Corp. (Nasdaq: TCGX), a special purpose acquisition company (SPAC) sponsored by TCGX, today announced the execution of a definitive business combination agreement that will result in TriGemX Bio becoming a publicly traded company. The combined company will be named “TriGemX Bio, Inc.” (the “Combined Company”) and is expected to trade on Nasdaq under the new ticker symbol “TGEM”.

Upon closing, the Combined Company expects to receive approximately $246 million of total gross proceeds (prior to the payment of transaction costs and assuming no redemptions by TCGX Acquisition Corp.’s public shareholders). Proceeds will be funded through the approximately $86 million held in TCGX Acquisition Corp.’s trust account (assuming no redemptions by TCGX Acquisition Corp.’s public shareholders) and a concurrent $160 million PIPE financing of common stock at $10.00 per share from a group of premier healthcare investors, including TCGX, Viking Global Investors, ADAR1 Capital Management, BVF Partners, Samsara BioCapital, and Vianti Capital as well as other leading healthcare investors.

“This is an important day and financing for TriGemX,” said Jeff Goater, CEO of TriGemX Bio. “With the anticipated proceeds from this transaction, TriGemX will be positioned to fully fund the Phase 3 development of elismetrep and undertake key commercial readiness activities as we prepare for a potential U.S. launch. Elismetrep is our novel, potential first-in-class acute treatment for migraine. Migraine is one of the most common neurological diseases, and a meaningful percentage of affected patients do not achieve adequate relief from existing therapies. We believe elismetrep will be an important new treatment option for patients suffering with this disease.”

Chen Yu, Founder and Managing Partner of TCGX and CEO of TCGX Acquisition Corp., added, “We are thrilled to partner with the team at TriGemX. We established TCGX, motivated by the opportunity to support high-potential life sciences companies developing groundbreaking therapies, and TriGemX exemplifies that vision. We look forward to supporting the Company as it executes on its next phase of growth.”

Net proceeds from the transaction are expected to provide the Combined Company with the capital needed to:

•	Complete the ongoing elismetrep Phase 3 clinical trials for the acute treatment of migraine and submit a New Drug Application (NDA) for this indication

•	Complete a clinical trial of elismetrep in migraine prevention using a distinct dose and formulation

•	Enable key commercial readiness activities as the Combined Company prepares for a potential U.S. launch

Assuming no redemptions by TCGX Acquisition Corp.’s public shareholders, the Combined Company is expected to have a post-transaction equity value of approximately $600 million at closing. TriGemX Bio shareholders will not receive any cash proceeds as part of the transaction and will roll 100% of their equity into the Combined Company.

The boards of directors of both TriGemX Bio and TCGX Acquisition Corp. have approved the proposed transaction, which is expected to be completed in the first quarter of 2027. The transaction is subject to, among other things, the approval of the shareholders of both TriGemX Bio and TCGX Acquisition Corp., and satisfaction or waiver of customary closing conditions set forth in the definitive business combination agreement.

Jefferies and TD Cowen acted as joint lead placement agents and Cantor and LifeSci Capital acted as placement agents in connection with the PIPE transaction. Jefferies and TD Cowen also acted as Capital Markets Advisors to TCGX. Cooley LLP acted as legal counsel to TriGemX Bio. Latham & Watkins LLP acted as legal counsel to TCGX. Ogier (Cayman) LLP acted as Cayman counsel to TriGemX Bio. Maples and Calder (Cayman) LLP acted as Cayman counsel to TCGX. Goodwin Procter LLP acted as legal counsel to Jefferies, TD Cowen, Cantor and LifeSci Capital.

Additional information about the transaction will be provided in a Current Report on Form 8-K to be filed with the SEC by TCGX Acquisition Corp. and will be available at the SEC’s website at www.sec.gov.

About Elismetrep

Elismetrep (K-304) is an investigational, novel, oral, TRPM8 channel blocker under development for the acute treatment of migraine. Specifically designed to block TRPM8 activity, elismetrep has been shown to be well-tolerated and to reduce migraine pain and associated symptoms in a Phase 2b trial. Phase 3 trials for elismetrep for the acute treatment of migraine are currently ongoing. Two pivotal studies (NCT07645924 and NCT07816367) and a long-term safety study (NCT07674654) are currently underway. Elismetrep is an investigational product and has not been approved by the FDA or any other regulatory agency. For more information, please visit clinicaltrials.gov.

About TriGemX Bio

TriGemX Bio is a biotechnology company focused on developing elismetrep, a potential first-in-class TRPM8 channel blocker for the treatment of migraine. The targeting of TRPM8 for the treatment of migraine is a direct result of TriGemX Bio’s unique insights into neural signaling pathways. The name “TriGemX” is a reference to the trigeminal ganglion, a migraine-relevant neural structure where TRPM8 is expressed. Elismetrep is currently in Phase 3 trials for the acute treatment of migraine, with results from the first Phase 3 trial anticipated in mid-2027. For more information visit www.tgemx.com.

About TCGX Acquisition Corp (TCGX)

TCGX Acquisition Corp. (Nasdaq: TCGX) is a special purpose acquisition company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TCGX is sponsored by TCGX Sponsor, LLC, an affiliate of TCG Crossover Management, LLC. TCGX is led by CEO Chen Yu and Chief Financial Officer Craig Skaling.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of TCGX for their consideration. TCGX intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to TCGX’s shareholders in connection with TCGX’s solicitations of proxies from TCGX’s shareholders with respect to the proposed business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to TriGemX Bio’s stockholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, TCGX will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed business combination and other matters to be described in the Registration

Statement to TriGemX Bio stockholders and TCGX shareholders as of a record date to be established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TCGX SHAREHOLDERS, TRIGEMX BIO STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY TCGX IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TCGX, TRIGEMX BIO AND THE PROPOSED BUSINESS COMBINATION. Shareholders will be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by TCGX with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to TCGX Acquisition Corp., 245 Lytton Ave., Suite 350, Palo Alto, California 94301. There can be no assurance that the proposed business combination will be completed, or completed on the terms currently contemplated.

Forward Looking Statements

This press release includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of TriGemX Bio’s products, the size and growth potential of the markets for TriGemX Bio’s products; financing and other business milestones; potential benefits of the proposed business combination and other related transactions; and expectations relating to the proposed business combination and other related transactions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TriGemX Bio’s and TCGX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of TriGemX Bio and TCGX. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the Combined Company or the expected benefits of the proposed business combination and other related transactions; the failure to obtain the approval of TCGX’s shareholders or TriGemX Bio’s stockholders or to satisfy other conditions to closing; the ability to complete the domestication of TCGX as a Delaware corporation; the ability to meet Nasdaq listing standards in connection with or following the consummation of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination and other related transactions; risks related to the approval of TriGemX Bio’s products and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against TCGX or TriGemX Bio related to the proposed business combination; the effects of competition on TriGemX Bio’s future business; and the amount of redemption requests made by TCGX’s public shareholders. Additional risks related to TriGemX Bio’s business include, but are not limited to: uncertainty regarding outcomes of TriGemX Bio’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of TriGemX Bio’s products; risks associated with TriGemX Bio’s efforts to commercialize its product candidates; TriGemX Bio’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on TriGemX Bio’s business; intellectual property-related claims; TriGemX Bio’s ability to attract and retain qualified personnel; and TriGemX Bio’s ability to source the raw materials for its product candidates. Additional risks related to TCGX include those factors discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in those documents that TCGX has filed, or will file, with the SEC, including the Registration Statement when it becomes available.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither TCGX nor TriGemX Bio undertakes any duty to update these forward-looking statements, except as required by law.

Participants in the Solicitation

TCGX, TriGemX Bio, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from TCGX’s shareholders with respect to the proposed business combination and the other matters set forth in the registration statement. Information regarding TCGX’s directors and executive officers, and a description of their interests in TCGX, is contained in the sections entitled “Management,” “Principal Shareholders” and “Certain Transactions” of the registration statement for TCGX’s initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to TCGX Acquisition Corp., 245 Lytton Ave., Suite 350, Palo Alto, California 94301. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus relating to the proposed business combination when it becomes available. This press release is not a substitute for the Registration Statement, the proxy statement/prospectus or any other document that TCGX may file with the SEC in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed business combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TriGemX Bio Contact

Media Contact:

media@tgemx.com

Investor Contact:

ir@tgemx.com

TCGX Acquisition Corp. Contact

Investor Contact:

investorinquiries@tcgcrossover.com

Media Contact:

media@tcgcrossover.com

Exhibit 99.2

TriGemX Bio

A Novel Approach to Migraine

October 2026

TriGemX Bio

A Novel Approach to Migraine October 2026 Exhibit 99.2

Disclaimers This presentation (this “Presentation”) has been prepared solely for the purpose of furnishing information on a confidential basis to interested parties to assist them in making their own evaluation with respect to a potential private placement of securities of TCGX Acquisition Corp. (“TCGX”) in connection with the contemplated business combination (the “Transaction”) between TCGX and TriGemX Bio, Inc. (the “Company” or “TriGemX”) and is being delivered to you on behalf of TCGX and the Company by Jefferies LLC (“Jefferies”), as capital markets advisor and lead placement agent in connection with the Transaction. This information is strictly confidential and proprietary, and its disclosure to an unauthorized recipient could cause significant harm to the Company. By accepting this Presentation, you and your affiliates agree to maintain this information in the strictest confidence and to protect and safeguard this Presentation against any unauthorized publication or disclosure. Without the express prior written consent of the Company, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Company and the Transaction or (iv) provided to any person except your employees and advisors with a need to know who are advised of the confidentiality of the information, except to the extent required by law. You acknowledge that you are (a) aware that the United States securities laws prohibit any person who has material non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that you will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. You also acknowledge and agree that this Presentation may contain material non-public information concerning the Company. By accepting this Presentation and the information contained herein, you and your institution expressly agree to use this Presentation and the information contained herein in accordance with your compliance policies, contractual obligations and applicable laws, including United States federal and state securities laws and comply with the confidentiality obligations and other requirements set forth herein. This Presentation supersedes and replaces all previous oral and written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation shall not constitute an offer to sell or a solicitation of an offer to buy securities or an invitation or inducement to engage in investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities law of any such jurisdiction. Any securities to be offered by the Company in connection with the Transaction to which this Presentation relates have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or applicable state or foreign securities laws. Any offer of securities, if made, may be made only through definitive offering documents, including, but not limited to a subscription agreement. The information contained herein is qualified in its entirety by reference to the definitive offering documents. This Presentation relates to securities that the Company intends to offer in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. These exemptions apply to offers and sales of securities that do not involve a public offering. The securities have not been approved or recommended by any federal, state or foreign securities authorities, nor have any of these authorities passed upon the merits of the potential offering or determined that this Presentation is accurate or complete. Any representation to the contrary is a criminal offense. No Representations and Warranties This Presentation is for informational purposes only. The recipient agrees and acknowledges that this Presentation is for informational purposes and is not intended to form the basis of any investment decision by the recipient and does not constitute financial investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by TriGemX, Jefferies or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information (including as to the accuracy, completeness or reasonableness of statements, estimates, targets, projections, assumptions or judgments) in this Presentation or in any other written, oral or other communications transmitted or otherwise made available to any party and no responsibility or liability whatsoever (including any direct, indirect or consequential loss or loss of profit) is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this Presentation is subject to change, and any such changes may be material. TriGemX and Jefferies disclaim any duty to update the information contained in this Presentation. Forward-Looking Statements This Presentation contains forward-looking statements. All statements other than statements of historical facts contained in this Presentation, including statements regarding TriGemX’s future results of operations and financial condition, business strategy, technology, systems, research and development costs, regulatory approvals, potential market opportunity, anticipated trends in TriGemX’s business, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond TriGemX’s control and may cause TriGemX’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “future,” “opportunity” or “would,” or the negative of these terms or other similar expressions, are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions. Moreover, TriGemX operates in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for TriGemX’s management to predict all risks, nor can TriGemX assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements it may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Presentation may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although TriGemX believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that the future results, advancements, discoveries, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. In addition, statements that “TriGemX believes” and similar statements reflect its belief and opinion on the relevant subject. These statements are based upon information available to TriGemX as of the date of this Presentation, and while it believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and its statements should not be read to indicate that it has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. TriGemX qualifies all of the forward-looking statements in this Presentation by these cautionary statements. These forward-looking statements speak only as of the date of this Presentation. Except as required by applicable law, TriGemX does not plan to publicly update or revise any forward-looking statements contained in this Presentation, whether as a result of any new information, future events, or otherwise. Industry, Market Data and Partnerships In this Presentation, TriGemX relies on and refers to certain information and statistics regarding the markets and industries in which TriGemX competes. Such information and statistics are based on management’s estimates and/or obtained from third-party sources, including reports by market research firms and company filings. While TriGemX believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. TriGemX has not independently verified the accuracy or completeness of the information provided by the third-party sources. This Presentation contains descriptions of certain key business partnerships with TriGemX. These descriptions are based on the TriGemX management team’s discussion with such counterparties, certain written agreements, including non-binding agreements, and the latest available information and estimates as of the date of this Presentation. These descriptions are subject to negotiation and execution of definitive agreements with certain of such counterparties which have not been completed as of the date of this Presentation. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and TriGemX’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, © or ® symbols, but TriGemX and its affiliates will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information You are urged to request any additional information you may consider necessary or desirable in making an informed investment decision. None of Jefferies or any of its affiliates is acting as a financial advisor, placement agent, arranger or in any other advisory capacity to you with respect to the Transaction or owes such recipient any duty of loyalty or care (whether in contract, in tort or otherwise) with respect to this Presentation or the Transaction (and Jefferies, on behalf of itself and its affiliates, expressly disclaims any such advisory, fiduciary or similar relationship). You (and your representatives, if any) are invited, prior to the entry into any definitive documentation with respect to the Transaction, to ask questions of, and receive answers from, the Company concerning the Transaction and to obtain additional information regarding the Transaction, to the extent the same can be acquired without unreasonable effort or expense, in order to verify the accuracy of the information contained herein. If you decide not to participate in the Transaction, or if the Company requests at any time, you will promptly return to the Company all materials furnished to you in connection with the Transaction, including this Presentation, without retaining any copies thereof (except copies retained for bona fide legal or compliance purposes). If the Transaction is pursued, TriGemX and TCGX intend to file a registration statement (which will include a proxy statement/prospectus of TCGX) and other relevant documents with the Securities and Exchange Commission (the “SEC”), to be used at the meeting of shareholders to approve the Transaction and as the prospectus related to the offer of the securities to be issued by the combined company in connection with the Transaction and, after the registration statement is declared effective, TCGX will mail a definitive proxy statement/prospectus relating to the Transaction to its shareholders. Shareholders and other interested persons are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC in their entirety when they become available because they will contain important information about TriGemX, TCGX and the Transaction. Such registration statement may modify and supersede in its entirety any information in this Presentation, which is preliminary. Shareholders will be able to obtain a free copy of the proxy statement/prospectus (when filed), as well as other filings containing information about TriGemX, TCGX and the Transaction at the SEC’s website located at www.sec.gov. There can be no assurance that the Transaction will be completed, or completed on the terms described in this Presentation. Participants in the Solicitation TCGX, TriGemX and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TCGX’s shareholders in connection with the Transaction. Information about TCGX’s directors and executive officers and their ownership of TCGX’s securities is set forth in TCGX’s filings with the SEC, and information about TriGemX’s directors and executive officers will be set forth in the registration statement. To the extent that holdings of TCGX’s securities by TCGX’s directors and executive officers have changed since the amounts printed in the prospectus for TCGX’s initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the registration statement, including the preliminary and definitive proxy statement/prospectus regarding the Transaction, when it becomes available. These documents can be obtained free of charge from the sources indicated above. Financial Information; Non-GAAP Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, registration statement or prospectus to be filed by TCGX or TriGemX with the SEC.

Risk Factors Risks Related to TriGemX’s Limited Operating History, Financial Condition and Need for Additional Capital TriGemX is a clinical-stage biopharmaceutical company with no history of commercializing products and has never generated any product revenues, which may make it difficult to evaluate the success of its business to date and to assess its future viability. TriGemX has incurred significant operating losses since inception and anticipates that it will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability. TriGemX will require substantial additional financing in addition to the proceeds of this private placement and the business combination, including any funds remaining in the trust account at closing, to achieve its goals, and failure to obtain additional capital when needed, or on acceptable terms, could cause it to delay, limit, reduce or terminate its product development or future commercialization efforts. Raising additional capital may cause dilution to its shareholders, restrict its operations or require it to relinquish rights to its technologies, product candidates, intellectual property, or future revenue streams. Risks Related to the Design, Development, Approval and Commercialization of TriGemX’s Product Candidates TriGemX depends substantially on the success of elismetrep, its lead product candidate, which is in clinical development and has not completed a pivotal trial. If it does not obtain regulatory approval for and successfully commercialize one or more of its product candidates or experiences significant delays in doing so, it may never become profitable. Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials. Clinical trials may be delayed, suspended or terminated for many reasons, which could increase TriGemX's expenses and delay the time it takes to develop TriGemX's product candidates. The regulatory approval process of the FDA and comparable regulatory authorities in foreign jurisdictions is lengthy, time-consuming and unpredictable. TriGemX's product candidates may fail to demonstrate safety and efficacy in clinical trials, or may cause serious adverse or unacceptable side effects that could prevent or delay regulatory approval and commercialization, limit the commercial profile of an approved label, increase costs, necessitate the abandonment or limitation of the development of some of its product candidates or result in significant negative consequences following marketing approval, if any. If any of TriGemX's product candidates receives marketing approval and TriGemX, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, its ability to market the drug could be compromised. TriGemX's clinical drug development program may not uncover all possible adverse events that patients who use its product candidates may experience. The number of subjects exposed to treatment and the average exposure time in the clinical development program may be inadequate to detect rare adverse events, or chance findings, that may only be detected once its product candidates are administered to more patients and for greater periods of time. TriGemX depends on enrollment of patients in its clinical trials for its product candidates. If it is unable to enroll patients in its clinical trials, its research and development efforts could be adversely affected. TriGemX may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success. TriGemX may become exposed to costly and damaging liability claims, either when testing its product candidates in the clinic or at the commercial stage, if ever reached, and its product liability insurance may not cover all damages from such claims. Negative outcomes or data integrity failures by competitors in the migraine space could adversely affect TriGemX's business, reputation, and the regulatory and commercial environment in which it operates. Competitive products may reduce or eliminate the commercial opportunity for TriGemX's product candidates for its current or future indications. If TriGemX's competitors develop technologies or product candidates more rapidly than it does, or their technologies or product candidates are more effective or safer than TriGemX's product candidates, its ability to develop and successfully commercialize its product candidates may be adversely affected. TriGemX has never commercialized a product candidate and may lack the necessary expertise, personnel and resources to successfully commercialize any of its product candidates that receive regulatory approval on its own or together with collaborators. The successful commercialization of TriGemX's product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain adequate coverage and reimbursement for its product candidates, if approved, could limit its ability to market those product candidates and decrease its ability to generate revenue. Even if any of TriGemX's product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success. TriGemX currently has no marketing, sales or distribution infrastructure. If it is unable to develop sales, marketing and distribution capabilities on its own or through collaborations, it will not be successful in commercializing its product candidates, if approved. TriGemX may incur substantial costs in developing, expanding and maintaining its infrastructure for commercialization of its product candidates, adversely affecting its ability to generate profits therefrom. If the FDA or comparable foreign regulatory authorities approve generic versions of any of TriGemX's product candidates that receive marketing approval, or such authorities do not grant its product candidates appropriate periods of exclusivity before approving generic versions of its products, the sales of its product candidates could be adversely affected. TriGemX's business, operational and financial goals may not be attainable if the market opportunities for its product candidates are smaller than it expects. Its internal research and third-party estimates may not accurately reflect the market opportunities for elismetrep or other product candidates today or in the future. Risks Related to TriGemX’s Dependence on Third Parties TriGemX relies on third parties to conduct its preclinical studies and clinical trials, and if these third parties perform in an unsatisfactory manner, TriGemX's business could be substantially harmed. TriGemX relies completely on third-party contractors to supply, manufacture and distribute clinical drug supplies for its product candidates, including certain sole-source suppliers and manufacturers; it expects to rely on third parties for supply, manufacturing and distribution of preclinical, clinical and commercial supplies of current and future product candidates. TriGemX, or third-party manufacturers on whom it relies, may be unable to successfully scale-up manufacturing of its product candidates in sufficient quality and quantity, or at acceptable prices, which would delay or prevent it from developing its product candidates and commercializing approved products, if any. TriGemX’s business also could be harmed if these third parties fail to meet applicable legal and regulatory requirements. TriGemX may in the future enter into collaborations with third parties to develop its product candidates. If these collaborations are not successful, its business could be harmed. If TriGemX is not able to establish or maintain collaborations, it may have to alter some of its future development and commercialization plans. TriGemX's reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that its trade secrets will be misappropriated or disclosed. Risks Related to Regulatory Compliance Even if TriGemX receives regulatory approval of its current or future product candidates, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and it may be subject to penalties if it fails to comply with regulatory requirements or experiences unanticipated problems with its product candidates. The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Disruptions at the FDA and other government agencies caused by substantial changes in leadership, policies or priorities, funding shortages, staffing limitations or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could materially and adversely impact TriGemX's business, financial condition, results of operations and prospects. Current and future healthcare reform legislation or regulation may increase the difficulty and cost for TriGemX to obtain coverage for and commercialize TriGemX's product candidates and may adversely affect the prices it may set. If TriGemX or its third-party manufacturers and suppliers fail to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on its business, financial condition, results of operations and prospects. TriGemX is subject to various U.S. federal, state and foreign healthcare laws and regulations, which could increase compliance costs, and its failure to comply with these laws and regulations could harm its reputation, subject it to significant fines and liability or otherwise adversely affect its business. Healthcare cost control initiatives, including healthcare legislative and regulatory reform measures, may have a material adverse effect on TriGemX’s business and results of operations. TriGemX is subject to stringent and evolving U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Its actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of its business operations; reputational harm; loss of revenue or profits; and other adverse business consequences. TriGemX is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair its ability to compete in domestic and international markets. It can face criminal liability and other serious consequences for violations, which can harm its business. Risks Related to TriGemX’s Intellectual Property If TriGemX is unable to obtain and maintain patent protection for its technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, it may not be able to compete effectively in its markets. TriGemX may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect its ability to develop and market its product candidates. Patent terms may be inadequate to protect TriGemX's competitive position with respect to its product candidates for an adequate amount of time. Intellectual property rights do not necessarily address all potential threats to TriGemX's business. Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing TriGemX's ability to protect its product candidates. Third parties may initiate legal proceedings alleging that TriGemX is infringing their intellectual property rights, the outcome of which would be uncertain and could have a negative impact on the success of its business. TriGemX may become involved in lawsuits to protect or enforce its patents or other intellectual property rights, or the patents or other intellectual property rights of its future licensors, which could be expensive, time-consuming, unsuccessful, and could distract TriGemX personnel from their normal responsibilities. TriGemX may become involved in proceedings challenging its patent rights, including opposition, derivation, reexamination, inter partes review, post-grant review, or interference proceedings, and the issuance of a patent does not automatically give TriGemX the right to practice the patented invention. TriGemX may not be able to protect its intellectual property rights throughout the world, which could negatively impact its business. TriGemX may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties. TriGemX may be subject to claims challenging the inventorship or ownership of its patents, patent applications, or other intellectual property, or its future licensors may be subject to similar claims. TriGemX may rely on third parties from whom it licenses or acquires proprietary technology to file and prosecute patent applications, maintain patents, or otherwise protect such intellectual property, and TriGemX has limited control over these activities. TriGemX may be unable to adequately protect its confidential information, trade secrets, and other proprietary rights, including through confidentiality, assignment, and license agreements, which may be breached or fail to provide adequate remedies, and any such failure could harm its business and competitive position. Obtaining and maintaining TriGemX's patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements. Risks Related to TriGemX’s Business Operations, Employee Matters and Managing Growth TriGemX's future growth and ability to compete depend on retaining its key personnel and recruiting additional qualified personnel. TriGemX's future growth depends, in part, on its ability to penetrate foreign markets, where it would be subject to additional regulatory burdens and other risks and uncertainties. Laws and regulations governing TriGemX's international operations may preclude it from developing, manufacturing and selling certain product candidates and products outside of the United States and require it to develop and implement costly compliance programs. TriGemX expects to expand its development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations. TriGemX's employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. TriGemX may be subject to securities litigation, which is expensive and could divert management attention. If TriGemX's information technology systems or those of third parties with whom it works or its data are or were compromised, it could experience adverse consequences resulting from such compromise, including regulatory investigations or actions, litigation, fines and penalties, disruptions of its business operations, reputational harm, loss of revenue or profits, and other adverse consequences. Business disruptions could seriously harm TriGemX's future revenue and financial condition and increase TriGemX's costs and expenses.

Risk Factors (Cont.) Risks Related to This Private Placement and the Combined Company’s Common Shares There has been no public market for the Combined Company's common shares prior to this offering, and an active market in the shares may not develop or be liquid enough for investors to resell those shares quickly or at the market price. The price of the Combined Company's common shares is likely to be volatile and may fluctuate due to factors beyond its control. If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about the Combined Company's business, the price of its common shares and its trading volume could decline. The Combined Company will incur increased costs as a result of operating as a public company, and its management and board of directors will be required to devote substantial time to new compliance initiatives and corporate governance practices. Provisions in the Combined Company's corporate charter documents and under Delaware law could make an acquisition of the Combined Company, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove its current directors and members of management. The Combined Company's amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between the Combined Company and its stockholders, which could limit the Combined Company’s stockholders’ ability to obtain a favorable judicial forum for disputes with it or its directors, officers or employees. Future sales of the Combined Company's common shares in the public market could cause its share price to fall. Because the Combined Company does not expect to pay dividends on its common shares in the foreseeable future, capital appreciation, if any, would be your sole source of gain. The Combined Company will have broad discretion in the use of the net proceeds from this private placement and may not use them effectively. The Combined Company will be an “emerging growth company” and a “smaller reporting company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, its common stock may be less attractive to investors. General Risks Related to the Combined Company’s Business If the Combined Company is unable to design and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of its financial reports and the market price of its common stock may decline. The Combined Company's ability to use its net operating loss carryforwards and certain other tax attributes may be limited. Changes in tax laws or regulations may have a material adverse effect on the Combined Company's cash flow, business, financial condition, results of operations or prospects. Unfavorable global economic or political conditions could adversely affect the Combined Company's business, financial condition, results of operations or cash flows. The Combined Company's disclosure controls and procedures may not prevent or detect all errors or acts of fraud. Risks Related to a Potential Transaction Each of Company and a potential SPAC would incur significant transaction costs in connection with a de-SPAC transaction. The consummation of a de-SPAC transaction would be subject to a number of conditions, and if those conditions are not satisfied or waived, the associated business combination agreement would be terminated and the potential transaction might not be completed. A SPAC could waive one or more of the conditions to a de-SPAC transaction, resulting in the consummation of the transaction notwithstanding divergence from assumptions on which the transaction is initially evaluated and approved. The ability to successfully effect a de-SPAC transaction and operate the business thereafter will be largely dependent upon the efforts of certain key personnel. The loss of such key personnel could negatively impact TriGemX’s operations and financial results. There can be no assurance that TriGemX’s Common Stock will be approved for listing on a stock exchange or that TriGemX will be able to comply with the continued listing standards of a stock exchange. Legal proceedings in connection with a potential transaction, the outcomes of which would be uncertain, could delay or prevent the completion of a potential transaction. The future grant and exercise of registration rights could adversely affect the market price of TriGemX’s Common Stock following the consummation of a de-SPAC transaction. Significant redemptions by a SPAC’s public shareholders could require TriGemX to raise future financing following the consummation of a de-SPAC transaction and reduce the public float of its Common Stock. If a SPAC’s due diligence investigation of TriGemX’s business is inadequate and material risks are not uncovered, TriGemX’s stockholders following the consummation of a de-SPAC transaction could lose some or all of their investment. During the pre-closing period, TriGemX and a SPAC could be prohibited from entering into certain transactions that might otherwise be beneficial to Company, the SPAC or their respective stakeholders.

COMPANY OVERVIEW

Elismetrep is a potential first-in-class, investigational oral TRPM8 channel blocker in Phase 3 trials for acute treatment of migraine, which we believe is the only novel mechanism in late-stage development, with expansion potential into migraine prevention Migraine affects ~1B people globally1, with anti-CGRP therapies alone projected to approach ~$11B in annual sales2 and Ubrelvy and Nurtec ODT each tracking to >$2B at peak2 Significant unmet need persists despite multiple approved drug classes, with only ~30% of treated attacks achieving pain freedom and patients cycling between mechanisms in search of relief Phase 2b showed a favorable safety/tolerability and clinically meaningful efficacy profile across all three key clinical endpoints: placebo-adjusted +10.5% pain freedom, +14.0% MBS freedom and +16.4% pain relief at 2 hours for the 20 mg dose Targeting TRPM8 in migraine is supported by GWAS, with a mechanism distinct from CGRP and triptan agents, and with potential to help all patients, including those who do not respond to current therapies Favorable safety data to date across 13 clinical trials with ~1,000 subjects exposed to elismetrep, single and multiple dosing paradigms evaluated previously are 45-90x vs. current Phase 3 doses Phase 3 trials underway utilizing a novel liquid filled capsule formulation (rapid release, 2.3x greater exposure at 2 hours relative to previous DFC formulation), with expected read out in mid-2027 and early 2028, ahead of an NDA targeted for mid-2028 ~$111M in cash as of October 1, 2026, funds operations into Q3:2027, supported by certain U.S. patents into the mid-2040s, blue-chip investor backing and a management team with direct migraine development experience TriGemX is Developing Potential First-in-class Oral Therapies for the Treatment of Migraine 1 2 3 4 8 5 6 7 Note: GWAS stands for Genome-Wide Association Studies. CGRP stands for calcitonin gene-related peptide. MBS stands for most bothersome symptom. 1. National Library of Medicine. 2. GlobalData.

Validating Investors Support the Path to Success Management Team and Board Brings Significant Clinical and Operational Experience Experienced Management Team with a Strong Track Record of Delivering Value to Investors Jeff Goater Chief Executive Officer Aninda Katragadda Chief Financial Officer Brett Lauring Chief Medical Officer Maury Spadoto VP of HR & FP&A Hannah Stringer Controller Venture Partner, The Column Group Former CEO, Surface Oncology Former CFO, Voyager Therapeutics ~10 yrs banking; MD at Evercore 25+ yrs in senior biotech finance roles Former CFO, Atavistik Bio Prior: Akouos (IPO), Surface Oncology, Voyager CPA; began career at Vertex and PwC Joined TriGemX in 2019 Former VP, Early Clinical Dev., Takeda 11 yrs at Merck in clinical development M.D./Ph.D., NYU; ex-Columbia faculty Joined TriGemX in 2021 Senior fintech and biotech finance roles Prior: Ichnos Sciences, Novantas, Build America Mutual Began career at Deloitte and PwC Joined TriGemX in 2019 Supported fundraises and ERP rollout Former Global Controller, CoCreativ CPA; four years at KPMG Supported by an Exceptional Board of Directors Peter Hecht, Ph.D. Tisento Therapeutics Doug Pagán Kailera Therapeutics Peter Svennilson TCG Cariad Chester TCGX Josh Wolfe Lux Capital Jeff Goater TriGemX Bio

DISEASE OVERVIEW AND TREATMENT LANDSCAPE

TriGemX Bio

DISEASE OVERVIEW AND TREATMENT LANDSCAPE

A life-disrupting disease with broad negative impact on quality of life: productivity at work, relationships, parenting Sources: Ashina M, Katsarava Z, Do TP, et al. Migraine: epidemiology and systems of care. Lancet. 2021; 397:1485-95; Global Data forecast for US, France, Germany, Italy, Spain, UK, and Japan (September 2024). With current drugs such as triptans, pain freedom is only achieved in ~30% of treated migraine attacks Approximately 25% of patients have multiple prescriptions for acute treatment One of the most common neurological diseases affecting ~1 billion people worldwide Migraine Market is a Large & Underserved Opportunity

A Large, Defined Population Inadequately Served by Currently Approved Acute Treatment Options ~40M Total U.S. Migraine Patients ~23M Diagnosed ~13M Migraine Patients Treated with Rx ~0.1M Preventive Tx only Cardiovascular limitations of existing migraine therapies, including triptan-associated vasoconstriction and hypertension-related considerations for CGRP agents, leave a subset of patients with limited / no Rx options1 Acute >> Chronic migraine patients; pain freedom is achieved in only ~30% of treated migraine attacks, leading many patients to cycle across therapies and mechanisms, with ~25% requiring multiple Rx’s2 Novel mechanisms have the potential to increase both diagnosed and treated patient volumes, demonstrated by the impact of anti-CGRP therapies on migraine total Rx’s following their launch ~17M Undiagnosed ~9.8M Acute Tx only ~3.2M Use Acute and Preventive Tx 1. National Library of Medicine. 2. Chiang et al. Neurology (2023).

Migraine: Overview of the Disease & Treatment

Type of Migraine
Episodic Migraine
Chronic Migraine
Headaches Days per Month
≤14 Days
15+ Days
Est. % of Patients
94%
6%
Treatment Approach
1 Acute Treatment
2 Preventive Treatment
TriGemX Strategic Focus
1 Initial opportunity
2 Potential expansion opportunity

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Migraine: Overview of the Disease & Treatment Sources: https://www.ichd-3.org/1-migraine/; Ailani J, et al., Headache. 2021 Jul;61(7):1021-1039; Blumenfeld AM et al. Cephalalgia. 2011;31(3):301-315; Ha H, Gonzalez A. et al., Am Fam Physician. 2019 Jan 1;99(1):17-24; "Despite Migraine's Widespread Prevalence, the Disease Remains Undertreated" (July 2025). Episodic Migraine Chronic Migraine Type of Migraine Headaches Days per Month Est. % of Patients Treatment Approach Acute Treatment Preventive Treatment 15+ Days 6% 94% ≤14 Days 1 2 1 2 Initial opportunity Potential expansion opportunity TriGemX Strategic Focus

Migraine is a Significant Commercial Opportunity Anti-CGRP Therapies Alone Projected to Peak at ~$11 Billion in Sales In Dec 2019, AbbVie’s Ubrelvy (ubrogepant) became the first FDA-approved gepant for acute treatment of migraine, achieving over $1.2 billion in sales in 2025 and projected to reach peak sales of $2.1 billion Pfizer’s Nurtec ODT/Vydura (rimegepant) reached 2025 sales of over $1.4 billion, including both acute treatment of migraine and prevention usage, and is projected to reach peak sales of $2.2 billion Estimated 70%+ (~$1 billion) for acute treatment of migraine Patient switching is common due to inadequate efficacy, intolerable side effects – opportunity for new mechanisms Sources: Company reports; Evaluation of rimegepant utilization patterns and patient characteristics among new users: a United States administrative claims-based study, Neurology (2024) Vol 40, Issue 11; GlobalData Note: Anti-CGRP sales reflect global reported net product revenue from company annual reports and consensus forecasts from GlobalData. Preventive includes Aimovig (erenumab), Ajovy (fremanezumab), Emgality (galcanezumab), Vyepti (eptinezumab) and Qulipta (atogepant), each approved solely for migraine prevention. Acute reflects Ubrelvy (ubrogepant) and Zavzpret (zavegepant), approved solely for the acute treatment of migraine. Both reflects Nurtec ODT / Vydura (rimegepant), the only anti-CGRP therapy approved for both acute treatment and prevention. Anti-CGRP Annual Sales ($B)

Launch Impact of CGRP & Gepants

Novel Mechanisms Increased Number of Treated Patients

CGRP mAb launch
Gepant launch
Annual TRx Volume and Market Share (Jan 2017 – Sep 2022)[1]
Annualized TRx Volume
25,000,000
22,500,000
20,000,000
17,500,000
15,000,000
12,500,000
10,000,000
7,500,000
5,000,000
2,500,000
0
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Share of All Migraine TRx
Jan-17
May-17
Sep-17
Jan-18
May-18
Sep-18
Jan-19
May-19
Sep-19
Jan-20
May-20
Sep-20
Jan-21
May-21
Sep-21
Jan-22
May-22
Sep-22
Triptans TRx
CGRP mAb TRx
Gepant TRx
Triptans Share
CGRP mAb Share
Gepant Share

Novel Mechanism Blueprint: CGRP mAbs & Gepants

1. IQVIA and H.C. Wainwright (2023).

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Launch Impact of CGRP & Gepants Novel Mechanisms Increased Number of Treated Patients Launched with clinical efficacy comparable to legacy triptans Originally projected to serve only triptan-contraindicated patient populations Grew total annual prescription volume from 15M to >22.5M TRx and captured ~35% market share from legacy triptans in half a decade Annual TRx Volume and Market Share (Jan 2017 – Sep 2022)¹ CGRP mAb launch Gepant launch Novel Mechanism Blueprint: CGRP mAbs & Gepants IQVIA and H.C. Wainwright (2023).

NONCLINICAL SUPPORT FOR TRPM8 TARGETING

TriGemX Bio

NONCLINICAL SUPPORT FOR TRPM8 TARGETING

TRPM8 Channel Blockade With Elismetrep A Mechanistically Distinct and Novel Approach to Migraine TRPM8 encodes an ion channel. Among the most consistently and strongly associated loci in genetic studies1,2 Trigeminal TRPM8 expression is distinct from targets of other migraine therapeutics (genes encoding CGRP, PACAP, Serotonin Receptors 1D, 1F)3-5 Elismetrep may be targeting different neurons vs existing therapies Note: PK stands for pharmacokinetic profile. Chasman et al., Nat. Genetics, 2011. Hautakangas, H. et al., Nat. Genetics, 2022. TriGemX data. Bhuiyan, S. et al., Sci. Advances, 2024. Yang, L., et al., Neuron, 2022. Animal studies suggest potential for activity in a broad range of migraine attacks including in patients not served by triptans and gepants Elismetrep is an investigational, oral, potent, and highly selective TRPM8 channel blocker with a PK profile we believe is suited for the treatment of migraine TRPM8 not expressed in human vasculature, no hemodynamic effects observed with elismetrep. Triptans are vasoconstrictive, CGRP-targeted agents can exacerbate hypertension, trigger Raynaud’s phenomenon

Elismetrep has Shown Broader Activity in Rodents, as Measured by Change Periorbital Threshold Tested Against Known Pain Inducers vs. Sumatriptan, Olcegepant ✔️ X NO Donor CGRP PACAP Levcromakalim Elismetrep Olcegepant Sumatriptan ✔️ ✔️ ✔️ ✔️ ✔️ ✔️ ✔️ ✔️ X Pain Inducer Note: Inducers known to trigger attacks in human migraine As in rodents, in humans blocking CGRP is not effective at preventing PACAP pain and sumatriptan not effective against levcromakalim ✔️ Ramos, J. M. F. et al. Neuroscience 344, 157–166 (2017). Dallel, R., Descheemaeker, A. & Luccarini, P. Cephalalgia 38, 776–785 (2017). Ashina, M., Hansen, J. M. & Olesen, J.. Cephalalgia 33, 540–553 (2012). Karsan, N., Edvinsson, L., Vecsei, L. & Goadsby, P. J. Ann. Clin. Transl. Neurol. 11, 1654–1668 (2024). Hansen, J. M., Hauge, A. W., Olesen, J. & Ashina, M. Cephalalgia 30, 1179–1186 (2010). Mangutov, E. et al. Br. J. Pharmacol. 182, 1630–1643 (2025). Zhuang, Z. A., Al-Karagholi, M. A.-M., Ashina, H., Do, T. P. & Ashina, M. Cephalalgia 45, 03331024251341464 (2025). Christensen, S. L. et al. Cephalalgia 41, 1413–1426 (2021). Mason, B. et al, J Neuroscience 37. 204-216 (2017) and TriGemX internal data. 1. Allodynia is defined as "pain due to a stimulus that does not normally provoke pain." ISDN = Isosorbide Dinitrate, CGRP = Calcitonin Gene-Related Peptide, PACAP = Pituitary Adenylate Cyclase-Activating Polypeptide ISDN-Induced Allodynia1 CGRP-Induced Allodynia1 PACAP-Induced Allodynia1 Subchronic Levcromakalim-Induced Allodynia1 Baseline We may create benchmark molecules for comparative purposes. However, we cannot be certain that any benchmark molecule that we create is the same as the molecule we are attempting to recreate, and the results of nonclinical tests comparing any such benchmark molecule to our product candidate may be different than the actual results of a head-to-head test of our product candidate against a competitor molecule. * p < 0.05 ** p < 0.01 *** p < 0.001 **** p < 0.0001

Combination of Elismetrep + Olcegepant Shows Additivity

Combination Sumatriptan + Ocegepant Does Not Show Additivity

* p < 0.05
** p < 0.01
*** p < 0.001
**** p < 0.0001
Periorbital Threshold (g) at 120 min
Periorbital Threshold (g) at 120 Min
20
15
10
5
0
*
*
**
Vehicle
Elismetrep (0.01 mg/kg)
Olcegepant (0.03 mg/kg)
Sumatriptan (3 mg/kg)
Combo

1. Ernsten, C. et al, *Cephalalgia* 2020.

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Combination Sumatriptan + Ocegepant Does Not Show Additivity Elismetrep but not Sumatriptan Showed Additivity in Combination with Olcegepant in a Rodent Migraine Model 1. Ernsten, C. et al, Cephalalgia 2020. Sub-efficacious doses tested alone or in combination in ISDN-induced rodent allodynia model Dose response studies of elismetrep, olcegepant and sumatriptan informed dose selection Lack of activity for sumatriptan + olcegepant consistent with published data1 Efficacy in this facial allodynia model is determined measuring periorbital withdrawal threshold; dotted line = average baseline periorbital threshold Combination of Elismetrep + Olcegepant Shows Additivity * p < 0.05 ** p < 0.01 *** p < 0.001 **** p < 0.0001

ELISMETREP PHASE 2B RESULTS

Elismetrep Phase 2b Study Design Key Inclusion Criteria Baseline Characteristics Total number of randomized 4311 % Female 87% Age (mean) 45.8 years Stable preventive therapy 35% Triptan resistant 31% Placebo (N=99) 2 mg (N=51) 5 mg (N=101) 10 mg (N=96) 20 mg (N=51) Visit 2 Randomization Visit 1 Screening Visit 3 End of Treatment 45 days to treat one migraine (single attack design) Up to 4 weeks 1. 431 represents the number of patients randomized. 404 took study drug (included in safety analyses) and 398 took study drug for a qualifying migraine (included in the mITT analyses) Numbers listed in the study arms represent the number of patients eligible for efficacy analysis. Key Primary and Secondary Endpoints Documented history of migraines for ≥1 year + aura (by ICHD criteria) lasting 4 to 72 hours 2-10 moderate-to-severe migraines per month No or stable prophylaxis 2-h Pain Freedom (1o)* 2-h Freedom From Most Bothersome Symptom (2o)* 2-h Pain Relief (2o) *Superiority to placebo at 2 hours on pain freedom and MBS freedom are endpoints that provide basis for approval of acute treatment of migraine in the U.S.

Phase 2b Efficacy Results Dose-Responsive and Clinically Meaningful Effects on Pain Freedom Observed at up to 8 Hours 9.1% *nominal 1-sided p <0.05 vs pbo Proportion of Subjects with Pain Freedom (All Data/LOCF Analysis) Includes studies in U.S. labels for FDA approved drugs shown Each point represents placebo-corrected response rate from a treatment arm from a specific study Bars represent non-weighted averages across studies Rizatriptan data from the Symbravo (rizatriptan+meloxicam USPI) This data is based on cross-trial comparisons and not head-to-head clinical trials; such data may not be directly comparable due to differences in study protocols, conditions, patient populations, and other factors 2-Hour PF for Other Drugs for Acute Treatment of Migraine Primary analysis=non-responder imputation (subjects with missing 2-h eDiary data are considered non-responders). All data analysis incorporates pt interview data for subjects who missed 2h eDiary entries. LOCF=last observation carried forward for subjects with missing 2-h eDiary data. 2-h results were identical for these two analyses. Graph shows All data analysis. 2-Hour Pain Freedom (PF) Primary analysis1 All Data/LOCF2 Dose 20 mg 20 mg Placebo-adjusted response rate 8.5% 10.5% 1-Sided P-value vs. Placebo 0.065 0.034* 2-h Pain Freedom *Nominal P-value Proportion of subjects with pain freedom at 2 hours 19.6% 11.5%

Phase 2b Efficacy Results

Proportion of subjects with freedom from MBS at 2 hours
Proportion of Responders
0.6
0.5
0.4
0.3
0.2
0.1
0.0
38.3%
32.2%
24.2%
Pre-dose
1H
2H
3H
4H
6H
8H
Placebo (N=99)
10 mg (N=96)
20 mg (N=51)
*nominal 1-sided p <0.05 vs pbo

2-Hour Freedom from MBS

2-h MBS
Ubrogepant
Rimgepant
Zavegepant
Rizatriptan+Meloxicam
Rizatriptan
0
5
10
15
20
Placebo-adj Response Rate (%)

* Nominal P-value

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Phase 2b Efficacy Results Clinically Meaningful Effects on Freedom from Most Bothersome Symptom Observed at up to 8 hours 2-Hour Freedom from MBS Dose 10 mg 20 mg Placebo-adjusted response rate 7.9% 14.0% 1-Sided P-value vs. Placebo 0.1199 0.0425* *nominal 1-sided p <0.05 vs pbo 24.2% Proportion of Subjects with Freedom from Most Bothersome Symptom (MBS) * Nominal P-value Includes studies in U.S. labels for FDA approved drugs shown Each point represents placebo-corrected response rate from a treatment arm from a specific study Bars represent non-weighted averages across studies Rizatriptan data from the Symbravo (rizatriptan+meloxicam USPI) This data is based on cross-trial comparisons and not head-to-head clinical trials; such data may not be directly comparable due to differences in study protocols, conditions, patient populations, and other factors Note: MBS is prespecified by the patient before the treated attack and can be photophobia, phonophobia, or nausea. 2-Hour MBS for Other Drugs for Acute Treatment of Migraine 2-h MBS Proportion of subjects with freedom from MBS at 2 hours 38.3% 32.2%

Phase 2b Efficacy Results

Proportion of Subjects with Pain Relief (Secondary)

Proportion of Responders
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Proportion of subjects with pain relief at 2 hours
58.8%
52.1%
42.4%
Placebo (N=99)
10 mg (N=96)
20 mg (N=51)
*nominal 1-sided p <0.05 vs pbo
Pre-dose
1H
2H
3H
4H
6H
8H

2-Hour Pain Relief

* Nominal P-value

2-h Pain Relief
Ubrogepant
Rimgepant
Zavegepant
Rizatriptan+Meloxicam
Rizatriptan
0
5
10
15
20
Placebo-adj Response Rate (%)

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42.4% *nominal 1-sided p <0.05 vs pbo Proportion of Subjects with Pain Relief (Secondary) Phase 2b Efficacy Results Clinically Meaningful Effects on Pain Relief Observed at up to 8 hours * Nominal P-value 2-Hour PR for Other Drugs for Acute Treatment of Migraine 2-Hour Pain Relief Dose 10 mg 20 mg Placebo-adjusted response rate 9.7% 16.4% 1-Sided P-value vs. Placebo 0.0891 0.0293* Includes studies in U.S. labels for FDA approved drugs shown Each point represents placebo-corrected response rate from a treatment arm from a specific study Bars represent non-weighted averages across studies Rizatriptan data from the Symbravo (rizatriptan+meloxicam USPI) This data is based on cross-trial comparisons and not head-to-head clinical trials; such data may not be directly comparable due to differences in study protocols, conditions, patient populations, and other factors 2-h Pain Relief Proportion of subjects with pain relief at 2 hours 58.8% 52.1%

Phase 2b Results: Generally Well Tolerated, Favorable Safety Profile for Elismetrep Treatment-Emergent Adverse Events >5% in any Group1 MedDRA Preferred Term Placebo (n=104) n (%) 2 mg (n=51) n (%) 5 mg (n=101) n (%) 10 mg (n=97) n (%) 20 mg (n=51) n (%) Paresthesia, oral 0 0 0 2 (2.1) 5 (9.8) Feeling hot 0 0 0 4 (4.1) 5 (9.8) Paresthesia 0 0 0 5 (5.2) 4 (7.8) Flushing 0 2 (3.9) 1 (1.0) 4 (4.1) 3 (5.9) Hot flush 0 0 0 1 (1.0) 4 (7.8) All AEs were mild (~70%) or moderate (~30%) at highest dose No serious adverse events were reported Mild: Asymptomatic or mild symptoms, does not interfere with routine activity Moderate: Some impact on routine activity Severe: Significant impact on or prevent routine activities 1. The majority of the reported AEs are known to be mechanism and dose related.

Elismetrep Safety Data Evaluated Across 13 Clinical Studies with ~1,000 Subjects Single and multiple dosing paradigms evaluated previously 45-90x1 vs. current Phase 3 doses, without dose limiting adverse events, toxicities to date Clinical DDI, QTc studies completed Well tolerated in 12-week Phase 2 studies in VMS, diabetic neuropathy patients; longest exposure is 64 weeks at 5 mg QD Nonclinical chronic toxicology and 2-year carcinogenicity studies completed 1. Single doses up to 900 mg (900 mg representing approximately 45-90x the 10-20 mg Phase 3 doses).

ELISMETREP PHASE 3 PROGRAM

Study # of Patients Treatment Arms Primary Endpoints Select Secondary Endpoints Start AnticipatedTopline Results P003 Pivotal 1 NCT07645924 1,950 Placebo 10 mg 20 mg 2-h Pain Freedom 2-h Freedom from Most Bothersome Symptom 2-h Pain Relief 2-48h Sustained Pain Freedom 2-h Functional Disability Jul 2026 Mid-2027 P004 Pivotal 2 NCT07816367 1,725 Placebo 10 mg 20 mg 2-h Pain Freedom 2-h Freedom from Most Bothersome Symptom 2-h Pain Relief 2-48h Sustained Pain Freedom 2-h Functional Disability Oct 2026 Early 2028 P005 Long Term Safety Study NCT07674654 1,000 10 mg 20 mg AEs, SAEs NA Aug 2026 Early 2028 Study inclusion criteria selected based on FDA guidance, nearly identical to Phase 2b P003 and P004 are single attack studies consistent with FDA guidance Subjects from P003 can roll over into P005 in which they are provided up to 12 doses/month to treat any migraine Elismetrep Phase 3 Program for Acute Treatment of Migraine

Phase 3 Studies Using Liquid-Filled Capsule (LFC) Formulation Intended to Accelerate Onset of Action / Efficacy Concentration Over Time Legend DFC 20 mg LFC 10 mg LFC 20 mg Mean Elismetrep Concentration (ng/mL) Time (hr) Formulation / Dose Relative increase in drug exposure over 0-2h (AUC0-2h) DFC / 20 mg (Used in Phase 2b) 1.0x LFC / 20mg (Used in Phase 3) 2.3x LFC / 10 mg (Used in Phase 3) 1.06x LFC formulation resulted in significantly earlier absorption than dry-filled capsule (DFC) formulation used in Phase 2b Tmax of 1 hour versus 2.5 hours at 20 mg dose AUC0-2h is 2.3x greater with LFC formulation at 20 mg dose LFC safety data were similar to DFC formulation (20 mg dose) in a Phase 1 study Exposure-response modeling predicts PK with LFC has the potential to result in ~50% and ~40% improvements in 2h PF and 2-h MBS, respectively vs DFC* Phase 1 Results Support Use of LFC Formulation in Phase 3 Key Endpoints are assessed at 2h post dose *Lauring, et al., Headache, 2026; 66 (Suppl 1) Abstract T101. Assumes increase exposure that is predicted by PK modeling will translate to increased efficacy in Phase 3 trials.

Pain Freedom in Acute Treatment of Migraine Phase 2b Trial Proportion of Responders 0.6 0.5 0.4 0.3 0.2 0.1 0.0 Pre-dose 1 2 3 4 6 8 24 48 Time (Hours) Placebo (N=99) 5 mg (N=101) Plan to develop a lower, distinct dose (vs acute treatment) for prevention of episodic migraine using a solid dosage form (not LFC) Efficacy Rationale: In the Phase 2b trial, the 5 mg dose increased the proportion of pain free subjects compared to placebo at time points > ~4 hours; with daily dosing, patients at steady state, therefore we believe the time of onset is not important Safety Rationale: In Phase 2b, the product candidate was generally well-tolerated. In a 12-week Phase 2 study in a different patient population conducted by Mitsubishi Tanabe Pharma, daily dosing at 5 mg was generally well-tolerated; some patients remained on drug for up to 64 weeks Trial in Migraine Prevention: Potential Development Program Expansion Opportunity1 1. Pending regulatory feedback.

TRANSACTION OVERVIEW

Shares and $ in millions (other than share price) Pro Forma Valuation PIPE Price Implied Share Price $10.00(1) Pro Forma Shares Outstanding 59.9 PF Equity Value $599.0 Less: PF Cash (196.2) Plus: PF Total Debt - Implied PF Enterprise Value $402.8 Sources of Funds(2) Cash Held in Trust(2) $86.7 TCGX PIPE Investment $35.0 3rd Party PIPE Investment $90.0 Rollover Equity $361.0 Total Sources of Funds $572.7 Uses of Funds(2) Rollover Equity $361.0 Estimated Transaction Fees & Expenses(3) $15.0 Cash to the Balance Sheet $196.7 Total Uses of Funds $572.7 1. $10.00 reflects the price of the PIPE issuance. 2. Assumes no shareholder redemptions. 3. Estimated fees and expenses for both TriGemX and TCGX Acquisition Corp. Terms of Transaction Pro Forma Ownership Shares % Total TCGX Shares 6,178,750 10.3% TCGX Founder Shares 2,156,250 3.6% TCGX Private Placement Shares 522,500 0.9% TCGX PIPE Investment 3,500,000 5.8% TCGX Shareholders 8,625,000 14.4% TriGemX Rollover Equity 36,100,000 60.3% 3rd Party PIPE Investment 9,000,000 15.0% Totals 59,903,750 100.0%

Key Upcoming Milestones and Timeline

Anticipated Use of Proceeds

Represents anticipated data results (dashed box)

1H 2027

2H 2028 — Migraine Prevention Trial: Expected Late 2028; NDA Submission: Expected Mid 2028[1]

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Key Upcoming Milestones and Timeline 2026 1H 2027 2H 2027 1H 2028 2H 2028 Current Cash: ~$111M as of October 1, 2026 1st Phase 3 Efficacy/Safety Trial: Expected Mid 2027 2nd Phase 3 Efficacy/Safety Trial: Expected Early 2028 12-Month Safety Study: Expected Early 2028 NDA Submission: Expected Mid 20281 Migraine Prevention Trial: Expected Late 2028 Anticipated Use of Proceeds Elismetrep Phase 3 program in acute treatment of migraine, clinical trial in migraine prevention, commercial prep and general operating expenses 1. Assumes positive Phase 3 trial readouts and successful pre-NDA discussions with FDA. Represents anticipated data results